

GRAPHEX

Graphex Group Limited
烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)
Stock Code: 6128   NYSE American: GRFX

2022 Annual Report



CONTENTS

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

Results	For the year ended 31 December		
	2022	2021	Change
	HK$'000	HK$'000	
Revenue	**341,241**	391,035	(13)%
Graphene products	**214,614**	242,921	(12)%
Landscape architecture	**122,856**	130,149	(6)%
Catering	**3,771**	17,965	(79)%
Adjusted segment EBITDA*	**74,463**	76,557	(3)%
Graphene products	**46,548**	53,872	(14)%
Landscape architecture	**24,498**	6,669	267%
Catering	**3,417**	16,016	(79)%
Loss before tax	**(71,971)**	(49,774)	45%
Loss attributable to owners of the parent	**(69,663)**	(53,546)	30%
	HK cents	HK cents	
Basic loss per share attributable to ordinary equity holders of the parent	**(12.2)**	(11.0)	11%

Results	At 31 December		
	2022	2021	Change
	HK$'000	HK$'000	
Total assets	**894,676**	1,096,905	(18)%
Net assets	**369,842**	191,012	94%
Shareholder's equity	**380,584**	197,306	93%
Cash and bank balances	**31,470**	30,240	4%
Debt	**285,007**	469,759	(39)%

* Non-IFRS Measure

To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards ("IFRSs"), adjusted segment EBITDA is used as an additional financial measure throughout this annual report. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company's consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets, gain on promissory note derecognised/extension of promissory note and corporate expenses.

Please refer to note 4 to the consolidated financial statements in this annual report for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. Lau Hing Tat Patrick Mr.
Chan Yick Yan Andross
Mr. Yang Liu (retired on 29 June 2022)
Mr. Qiu Bin

Non-executive Director

Mr. Ma Lida

Independent non-executive Directors

Ms. Tam Ip Fong Sin
Mr. Wang Yuncai Mr.
Liu Kwong Sang Mr.
Tang Zhaodong
Mr. Chan Anthony Kaikwong

COMPANY SECRETARY

Mr. Kwok Ka Hei

REGISTERED OFFICE

Windward 3
Regatta Office Park
PO box 1350
Grand Cayman KY1-1108
Cayman Islands

HEADQUARTER, HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

11/F COFCO Tower
262 Gloucester Road
Causeway Bay
Hong Kong

AUDIT COMMITTEE

Mr. Liu Kwong Sang *(Chairman)*
Ms. Tam Ip Fong Sin
Mr. Wang Yuncai Mr.
Ma Lida

REMUNERATION COMMITTEE

Ms. Tam Ip Fong Sin *(Chairlady)* Mr.
Wang Yuncai
Mr. Chan Yick Yan Andross

NOMINATION COMMITTEE

Mr. Lau Hing Tat Patrick *(Chairman)*
Mr. Wang Yuncai Ms.
Tam Ip Fong Sin

CORPORATE WEBSITE

www.graphexgroup.com

AUTHORISED REPRESENTATIVES

Mr. Kwok Ka Hei
Mr. Chan Yick Yan Andross

ALTERNATES TO AUTHORISED REPRESENTATIVES

Mr. Lau Hing Tat Patrick

PRINCIPAL BANKERS

Bank of China (Hong Kong)
Bank of Communication The
Bank of East Asia
The Hongkong and Shanghai Banking

PRINCIPAL SHARE REGISTRAR OFFICE

Ocorian Trust (Cayman) Limited Windward 3
Regatta Office Park PO
box 1350
Grand Cayman KY1-1108
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre 16
Harcourt Road
Hong Kong

ADR DEPOSITARY

Bank of New York Mellon

INVESTOR RELATIONS

Email: investrel@graphexgroup.com

LEGAL ADVISER AS TO HONG KONG

Tso Au Yim & Yeung

AUDITOR

Crowe (HK) CPA Limited



CHAIRMAN'S STATEMENT

CHAIRMAN'S STATEMENT







Dear Shareholders

On behalf of the Board of Graphex Group Limited, it is my pleasure to present the 2022 annual report of the Group.

Looking back on 2022, we saw an end to the COVID-19 pandemic, yet globally the economy continued to be affected and geo-political issues continued to play a part, all of which contributed to higher inflation, higher interest rates, and a reshaping of the global supply chain. In spite of these macro-economic issues, our expansion plan for battery anode material production capacities in both China and the United States, that we previously announced in 2022, has uniquely positioned Graphex Group within the global supply chain to become a key supplier for the battery industry as demand ramps up over the coming years. Our current production capacity in China is fully utilized and all our finished product has been sold and accounted for in China. Expanding our production capacity in China will increase revenue and profitability for this region in parallel to meet upcoming demand. To meet supply demands for the North American battery industry, we intend to produce anode materials in Michigan with raw materials coming from Canada, Brazil, Africa, and the US. The entirety of our anode material produced in the US will be sold to North American OEM's. Our US subsidiary, Graphex Technologies LLC, is making great progress in connecting with various graphite miners to lock in source material and feed stock in addition to EV battery makers, ensuring we will be in line to match our production capabilities to their supply needs over the coming years. Due to this expected demand and our timely market entry in North America, we anticipate that Graphex Technologies LLC will become a market leader on its own in North America.

2022 was a tough year economically for our landscape architecture design business due to the COVID lockdowns and a downturn in the real estate development market of China. Anticipating this, we have taken prudent measures and tightened cost control to get through this period of time. We believe there are tangible synergies between the new energy sector and our landscape architecture design business not only due to having a shared goal of making the world a better and environmentally friendly place to live but also by sharing resources horizontally within the organization such as customers and technologies that will benefit the Group. Our designs will always include elements such as energy saving, energy storage, and a low carbon footprint. This includes the designing of our upcoming processing facilities in North America. We will continue to explore these and other opportunities that clearly demonstrate the synergies between the new energy sector and our landscape architecture design business.



Jixi City
Heilongjiang Province

Lau Hing Tat Patrick, JP

Our goal is to make the world a better place. Our belief is that in order to make this a reality for future generations this goal will be driven by the technologies, designs, and research to which we devote our efforts. We believe technologies are created for the benefit of all, and our researchers consistently keep this in mind. To our shareholders and investors, we thank you for your continuous support in helping us to fulfill our mission. We are confident that you will see the true value of Graphex Group.

Finally – Peace to the World.

Yours Sincerely,

Lau Hing Tat Patrick, JP
Chairman

Hong Kong, 30 March 2023





MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT DISCUSSION AND ANALYSIS





**Jixi City
Heilongjiang Province**

Chan Yick Yan Andross
Chief Executive Officer

BUSINESS REVIEW

Despite challenging macroeconomic conditions in 2022 such as geopolitical tensions, inflation, and the aftereffects of the global pandemic, the Group achieved several significant developments this year. In August 2022, the American Depository Shares ("ADS") of the Group has successfully been listed on the New York Stock Exchange American ("NYSE American") with the stock symbol GRFX. The NYSE is one of the preeminent investment markets and exchanges in the world. The listing of the ADS on NYSE American is our official introduction to the American investment community. Investors in addition to potential customers and suppliers in the North America will have access to gain greater knowledge in the Group and its mission to help building a better world through its activities in the global electrification initiative.

The proliferation of the EV market in China positioned the Group as an early market leader. Leveraging both the market positioning and timing, the Group has in parallel begun the implementation of a new natural graphite anode material production facility in Heilongjiang, China to capitalize on this growth. Furthermore, we anticipate the energy storage system vertical will spur the next wave of major growth, lifting the battery sector even further. The strategy of the Group is to sell all our Chinese-made anode material into this growing and accelerating Asia-Pacific market.

Graphex Technologies LLC, led by its CEO Mr. John DeMaio, has also made significant progress securing graphite flake supplies from Canada, Brazil, Australia and Africa as well as offtake negotiation with US customers. The production facility in Warren, Michigan obtained a pre-construction permit allowing the joint venture company, Graphex Michigan I LLC, to begin structural construction work for it. In parallel to the Warren facility, Mr. DeMaio has been exploring and conducting feasibility studies for the establishment of additional anode material production facilities in Detroit and Canada. These are some highlights of the effort of Mr. DeMaio and his team in securing participation in the US supply chain demand of critical materials for the EV market. This strategy is partly in response to the US Inflation Reduction Act passed in 2022 which may preclude material made in China. Graphex Technologies LLC will become one of the major revenue generating subsidiaries of the Group in the foreseeable future.

The Group's investments in research are a fundamental driver for the road ahead.



TANAO GRAPHENE **TAG**

Graphene Products Business

In spite of the fact that the COVID massive infection in China during November and December 2022 caused certain interruptions on logistics and production, the revenue contributed by the Graphene Products Segment for the year ended 31 December 2022 recorded a year-to-year decline of 12% to approximately HK$214.6 million, representing 62.9% of the total revenue of the Group. The adjusted EBITDA of Graphene Products Segment is down 14% to approximately HK$46.5 million compared to that of 2021.

For the year ended 31 December 2022, the total output of spherical graphite was slightly over 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2022. The Group looks forward to commencing in the production expansion in China as well as the United States in the coming months.

Graphite anode material comprises, by weight, around 25% of the typical lithium-ion battery used in EVs. As the replacement of gasoline vehicles by EVs speeds up in every country, there is intense focus being placed by battery manufacturers, automakers, and even governments, on the need to localize supply of critical minerals including graphite for EV battery production. Lithium-ion batteries use deep processed graphite as anode material and there is no substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next couple of years.

MANAGEMENT DISCUSSION AND ANALYSIS

Landscape Architecture Design Business

For the year ended 31 December 2022, the Landscape Architecture segment contributed revenue of approximately HK$122.9 million, representing approximately 36.0% of the Group's total revenue, with an adjusted EBITDA of approximately HK$24.5 million, representing approximately 32.9% of the Group's total adjusted EBITDA. The Gross profit margin of the Landscape Architecture business was 51% and adjusted EBITDA margin was 19.9%.

The reduce in revenue mainly because of the slowdown in real estate development in China. We have exercised rigorous cost control on our business to sustain our operation while maintaining the quality of our production. Meanwhile, we shall continue to promote our initiative in Recharge Cities. We believe our promotion in the utilization of energy storage with clean energy production is a way to practice our ESG commitments.

The number of new contracts and contract sum entered by the Group during 2020 to 2022 are set out as follows:

Year ended 31 December	No. of new contracts	Contract sum
		(HK$'million)
2022	121	113.9
2021	127	143.5
2020	140	226.0

Catering Business

For the year ended 31 December 2022, the catering segment contributed revenue of approximately HK$3.8 million, representing approximately 1.1% of the Group's total revenue. The drop in revenue of the Catering business is mainly due to the closure of restaurants in various locations in 2020 and 2021 due to COVID-19 pandemics. With the end of the profit guarantee period in 2021 of Thai Gallery (HK) Limited, the revenue of catering business is not expected to have significant contributions to the Group's performance and financial position.

PROFIT GUARANTEES IN RELATION TO THE ACQUISITIONS

1. **Think High Global Limited**

   On 7 August 2019, the Group completed the acquisition of 100% issued share capital of Think High Global Limited from Tycoon Partner Holding Limited, an independent third party, at a consideration of approximately HK$692,000,000. Pursuant to the acquisition agreement and supplemental agreements thereto, the vendor guaranteed to the Group that the audited consolidated profits after tax of Think High Global Limited for the period ended 6 August 2022 as follows:

Guaranteed period	Guaranteed profit
For the period from 7 August 2019 to 31 December 2019	HK$14,095,000
For the year ended 31 December 2020	HK$35,000,000
For the year ended 31 December 2021	HK$35,000,000
For the period from 1 January 2022 to 6 August 2022	HK$20,905,000

Based on the audited results available to the Company, the consolidated net profits after tax of Think High Global Limited for the period from 1 January 2022 to 6 August 2022 fulfilled to meet the profit guarantee to the Group.

Further details were set out in the Company's announcements dated 31 January 2018, 24 October 2018, 7 August 2019, 13 November 2019 and the circular dated 20 December 2018.

The Company assessed the recoverable amount of the Group's goodwill, patents, trademarks, customer relationships and right-of-use assets and fair value of the profit guarantee in respective of the Graphene business at acquisition date and 31 December 2022. Further details were set out in note 13, 14, 15 and 45 to the consolidated financial statements in this annual report.

2. **Suzhou Industrial Park Wenlvge Hotel Management Company Limited**

On 1 December 2017, the Group completed the acquisition of 51% equity interest in Wenlvge from independent third party vendors at a consideration of RMB10,200,000. Pursuant to the acquisition agreement, the aforesaid vendors jointly and severally guaranteed to the Group that the audited net profit after tax of Wenlvge for each of the three financial years ending 31 December 2018, 31 December 2019 and 31 December 2020 shall not be less than RMB2,570,000. Further details are set out in the Company's announcements dated 29 March 2017, 1 December 2017, 4 December 2017, 3 April 2019, 12 May 2020, 27 August 2020 and 2019 annual report.

According to the auditor's report of Wenlvge dated 28 February 2019, the audited net loss of Wenlvge for the year ended 31 December 2018 was approximately RMB4.1 million and therefore failed to meet the profit guarantee of RMB2,570,000 to the Group. Since April 2019, Wenlvge has ceased its operations. Pursuant to the agreement, the vendors were obliged to make the compensation of RMB26.3 million to the Group within 10 working days after the issuance of auditor's report.

However, the Group has not received any compensation from the vendors despite repeated requests. In May 2019, the Group filed a claim of approximately RMB26.3 million against the vendors at the Shanghai International Arbitration Center. The arbitration hearing was conducted in September 2019 and it was held that the Vendors were jointly and severally liable for making a compensation to the Group in the total amount of approximately RMB21.66 million. The aforesaid arbitration result was final and conclusive. The Vendors should fulfill the payment obligation within 15 days from the arbitration results.

Despite the arbitration results which were made in favour of the Group, the Company was still not able to enforce the payment from the vendors because the Company was informed by the court that the vendors did not possess any personal properties. In August 2020, the Company further filed an investigation order to the court against certain vendors who had deliberately transferred out of their properties in avoidance of their payment obligations. In January 2021, the court accepted the case and it is under review.

In the end of 2021, the court held that the vendors deliberately transferred assets in order to avoid payment obligations. By the end of 2022, the group has successfully recovered an aggregate of approximately RMB3.35 million from three of the vendors. However, the Group was still unlikely to recover the entire compensation of RMB21.66 million based on the vendors' financial status.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Revenue

The Graphene segment contributed revenue of approximately HK$214.6 million to the Group, representing a decrease of approximately 11.7%, compared with HK$242.9 million for the year ended 31 December 2021. The Group's total revenue decreased to approximately HK$341.2 million, compared with HK$391.0 million for the year ended 31 December 2021, representing year-on-year decrease of approximately 12.7%.

Cost of sales

Cost of sales decreased to approximately HK$221.2 million for the year ended 31 December 2022, representing a decrease of approximately 8.9%, as compared with that of approximately HK$242.7 million for the year ended 31 December 2021. Cost of sales mainly represented staff cost in respect of the landscape architecture business and cost of inventories in respect of the catering and Graphene business. The decrease was generally in line with the decrease in revenue derived from the Graphene segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$120.0 million for the year ended 31 December 2022, representing a decrease of approximately 19.1%, as compared with that of approximately HK$148.3 million for the year ended 31 December 2021.

Gross profit margin decreased by approximately 2.7 percentage points to approximately 35.2% for the year ended 31 December 2022, as compared with that of approximately 37.9% for the year ended 31 December 2021. The overall decrease in gross profit margin was due to the decrease of gross profit margin in graphene products segment during the reporting year.

Selling, marketing and administrative expenses

Selling, marketing and administrative expenses decreased to approximately HK$160.9 million for the year ended 31 December 2022, representing a decrease of approximately 18.5%, as compared with that of approximately HK$197.5 million for the same period in 2021. The decrease was mainly due to (i) the decrease in share-based payment expenses including share options granted and share awards to directors, employees and consultants in 2021 while no such share-based payment expenses in 2022; (ii) the decrease in the overall salaries of the Group which is attributable to the cost control measures implemented in 2022, and (iii) the decrease in research and development cost for graphene products.

Impairment loss on financial and contract assets

It mainly represented impairment loss of trade receivables, contract assets, and other receivables. Such impairment loss increased to approximately HK$19.0 million for the year ended 31 December 2022, representing an increase of approximately 68.1%, as compared with that of approximately HK$11.3 million for the same period in 2021. The increase mainly reflected the Group's increase in credit loss under the less favourable market and economic environment which negatively affected the Group's collectibility on financial and contract assets related to landscape architecture segment in PRC.

During the period after 31 December 2022 and up to 10 March 2023, the subsequent settlements received from the customers are analyzed as follows:

	At 31 December 2022 HK$'000	Subsequent settlements received up to 10 March 2023 HK$'000	%
Contract assets	30,634	10,228	33
Trade and bills receivables	91,452	20,453	22
Within 6 months	7,633	1,930	26
Over 6 months but within 1 year	3,610	1,449	40
Over 1 year but within 2 years	324	262	81
Over 2 years but within 3 years	—	—	—
	103,019	24,094	23
	133,653	34,322	26

For the long outstanding balances, the Company has taken a series of action from time to time including suspension of the project, issuing of demand notes by legal counsel, and lodge of legal proceedings.

Impairment test of Graphene Business

The Group engaged CHFT Advisory and Appraisal Ltd ("CHFT"), an independent firm of qualified valuers not related to the Group and with qualifications and experiences in valuing similar assets, to determine the recoverable amount of CGU of the Graphene Business to which goodwill of HK$101,939,000 (2021: HK$101,939,000), other intangible assets of HK$511,428,000 (2021: HK$607,020,000), property, plant and equipment of HK$12,968,000 (2021: HK$13,157,000) and right-of-use assets of HK$13,872,000 (2021: HK$50,252,000) (note 13) are allocated, as at 31 December 2022 and 2021.

With reference to the assessment by CHFT, the recoverable amount of the CGU of the Graphene Business at 31 December 2022 is estimated at approximately HK$749,286,000 (2021: HK$829,968,000). As the recoverable amount of the CGU of the Graphene Business exceeded its carrying amount, with headroom of approximately HK$48,204,000 (2021: HK$67,459,000), no impairment was required for the years ended 31 December 2022 and 2021.

The directors of the Company believe that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of the assets of the Group of the CGU to exceed the recoverable amount of the assets of the Group of the CGU which cause an impairment loss.

Please also refer to the Prospects section of this annual report for the future development of the Graphene Products Segment.

Further details were set out in note 14 to the consolidated financial statements in this annual report.

MANAGEMENT DISCUSSION AND ANALYSIS

Gain on promissory note derecognised

On 25 March 2022, the promissory note holder subscribed 323,657,534 non-convertible preference shares issued by the Group at HK$236,270,000 which shall be satisfied in full by setting off against the Group's obligation of the promissory note. A gain on promissory note derecognised of approximately HK$3.7 million is recognised in profit or loss for the year ended 31 December 2022.

Net loss

As a result of the foregoing, the loss attributable to owners of the parent was approximately HK$69.7 million for the year ended 31 December 2022, as compared with loss attributable to owners of the parent of approximately HK$53.5 million for the year ended 31 December 2021.

Liquidity, financial resources and gearing

The Group's objectives for capital management are to safeguard the Group's ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to shareholders through improving the debt and equity balance.

	As at 31 December 2022 HK$'000	As at 31 December 2021 HK$'000
Current assets	235,119	306,488
Current liabilities	288,194	373,865
Current ratio	0.82x	0.82x

The current ratio of the Group at 31 December 2022 was approximately 0.82 times as compared to that of approximately 0.82 time at 31 December 2021.

At 31 December 2022, the Group had a total cash and bank balances of approximately HK$31.5 million (31 December 2021: HK$30.2 million). The cash and bank balances were mainly held in HKD and RMB.

At 31 December 2022, the Group's gearing ratio was approximately 76.9% (represented by total interest-bearing other borrowings, convertible notes and promissory note at the end of the period divided by total equity at the end of the respective period multiplied by 100%) (31 December 2021: 245.9%).

At 31 December 2022, the capital structure of the Company mainly comprised issued ordinary shares, preference shares and debt securities. As of 31 December 2022, the Company had outstanding issued bonds of approximately HK$115.4 million, issued promissory notes of approximately HK$90.1 million, convertible notes of HK$53.0 million and 683,493,072 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 31 December 2022.

Pledge of assets

On 19 January 2021, the entire issued capital of Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

At 31 December 2021 and 2022, the Group had the following capital commitments at the end of the reporting period:

	2022	2021
	HK$'000	HK$'000
Contracted, but not provided for:		
Acquisition of property, plant and equipment	7,523	—

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company's intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the "Project"). The Company intends to carry out the Project in two phases, with the first phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high purity spherical graphite by the second quarter of 2023 and the second phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of High purity spherical graphite and 10,000 metric tons of battery anode materials by 2024. It is estimated that the Company's total investment in the first phase of the Project will be not less than RMB200 million. The Company intends to fund the first phase of the Project by the Group's internal resources and/ or bank borrowings and/or future fund-raising exercise.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group's foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

MANAGEMENT DISCUSSION AND ANALYSIS

Human resources and employees' remuneration

As at 31 December 2022, the Group had around 408 employees. Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

A share option scheme (the "Share Option Scheme") was adopted by the Company on 3 June 2014 and became effective on 25 June 2014. During the year ended 31 December 2022, there was nil share options granted (2021: 25,500,000) under the Share Option Scheme.

On 21 August 2014, the Company has also adopted one share award scheme (the "Share Award Scheme"). The principal objectives of the Share Award Scheme are (i) to recognise the contributions by employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group.

On 19 January 2021, Earthasia (International) Limited ("EIL"), an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the "EIL Share Award Scheme"). The purposes and objectives of the EIL Share Award Scheme are to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL and its subsidiaries (the "EIL Group") and to attract suitable personnel for further development of the EIL Group.

Subsequent to the end of the reporting period, the Board has resolved to terminate the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effect from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023 and circular dated 12 January 2023.

ADVANCES TO AN ENTITY

As disclosed in the announcements of the Company dated 20 September 2016, 24 January 2017, 8 December 2017, 25 June 2019 and 1 December 2021 (the "Announcements"), the Company as the Lender entered into a loan agreement (the "Loan Agreement") on 1 December 2021 with the borrower pursuant to which the Lender agreed to provide an unsecured revolving loan facility (the "Revolving Loan Facility") in the amount of HK$50,000,000 at an interest rate of 12% per annum during the availability period from 1 January 2022 to 31 December 2024. Subject to the terms and conditions, the Revolving Loan Facility can be drawn down at any time for one year during the availability period. Set out below are the principal terms of the loan agreement:

	Fourth Renewal Agreement
Date of agreement:	1 December 2021
Borrower:	Earthasia Worldwide Holdings Limited
Revolving facility amount:	Up to HK$50,000,000
Interest rate per annum:	12%
Availability period:	1 January 2022 to 31 December 2024
Repayment term:	One year
Repayment:	Borrower shall repay the interests with the principal amount at loan maturity
Early repayment:	The Borrower may prepay all or any part of a drawdown prior to the maturity date without penalty. Any prepayment of a drawdown will refresh the available amount of the Revolving Loan Facility for drawing. Any early repayment shall first settle all interests accrued.
Collateral:	Nil
Other terms and conditions:	The Lender shall have absolute discretion as to whether to make available any sum for any drawdown under the loan agreement.

The advance was made on the basis of the Company's credit assessments on the Borrower's financial strength, repayment history and the tenure of the advance. The Company considered that the risks and return involved in the advance to the Borrower are justifiable. For further details, please refer to the Announcements. As of 31 December 2022, there was an outstanding loan balance of approximately HK$0.97 million due from the Borrower to the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

In relation to the provision of financial assistance by the Company to the Borrower, a combined statement of financial position of the Borrower as at 31 December 2022 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

2022	HK$'000
Cash and cash equivalents	467
Other current assets	16,689
Current assets	17,156
Non-current assets	4
Current liabilities	(48,132)
Non-current liabilities	(1,510)
Net assets/(deficiency in assets)	(32,482)
Reconciliation to the Group's interests in the joint venture:	
Proportion of the Group's ownership	30%
Carrying amount of the investment	—
Revenue	27,655
Interest expense	(5,805)
Loss for the year	(6,513)
Loss and total comprehensive loss for the year	(6,513)

ISSUE OF CONVERTIBLE NOTES

For the purpose of settling the debt instruments due issued by the Company and the development of the Group's graphene products business, the Company has been engaging in fund raising exercise in Hong Kong and in the United States. On 19 January 2021, the Company and Lexinter International Inc. (the "Subscriber") entered into the subscription agreement for the subscription of convertible notes. On 24 May 2021, the Company and the Subscriber entered into the supplemental agreement to amend certain terms and conditions of the subscription agreement.

The principal terms of the convertible notes pursuant to the subscription agreement, as amended by the supplemental agreement, are as follow:

Aggregate principal amount of the convertible notes	:	US$15,000,000
Principal amount issued during the reporting period	:	First Note — US$500,000
		Other Initial Notes — US$7,590,000
Issue price	:	100% of the principal amount

Maturity date	:	The date falling on the second (2nd) anniversary of the date of issue of the convertible notes
Interest rate	:	5.5% per annum
Conversion period	:	The period commencing on the issue date of the convertible notes to the close of business in Hong Kong on the date falling one business day prior to the maturity date (both days inclusive).
Conversion price	:	Initially at HK$0.65 per conversion share (subject to adjustment)

During the year ended 31 December 2022, the Company and the Subscriber had closed the Subsequent Note of the amount of US$6,910,000 (31 December 2021: First note of the amount of US$500,000 and twelve Other Initial Notes with an aggregate amount of US$7,590,000) under the general mandate. Set out below is a table showing the dates of the closing of the First Note, the twelve Other Initial Notes and the Subsequent Note and their respective noteholders:-

Description	Issue date	Principal amount (US$)	Name of noteholder
First Note	1 February 2021	500,000	The Subscriber
Other Initial Note	1 March 2021	500,000	EMA *(Note 1)*
Other Initial Note	1 March 2021	500,000	Masan Fund *(Note 2)*
Other Initial Note	15 March 2021	500,000	The Subscriber
Other Initial Note	12 April 2021	500,000	The Subscriber
Other Initial Note	26 April 2021	500,000	The Subscriber
Other Initial Note	10 May 2021	500,000	The Subscriber
Other Initial Note	27 May 2021	1,250,000	The Subscriber
Other Initial Note	7 June 2021	750,000	The Subscriber
Other Initial Note	30 June 2021	500,000	The Subscriber
Other Initial Note	14 July 2021	750,000	The Subscriber
Other Initial Note	23 July 2021	500,000	The Subscriber
Other Initial Note	24 August 2021	840,000	The Subscriber
Subsequent Note	10 January 2022	6,910,000	The Subscriber *(Note 3)*

Notes

1.   EMA is an assignee of the Subscriber under the Subscription Agreement to be the holder of the Other Initial Note for the principal amount of US$500,000 subscribed by the Subscriber. To the best of the Director's information, EMA is 100% owned by Felicia Preston.

2.   Masan Fund is an assignee of the Subscriber under the Subscription Agreement to be the holder of the Other Initial Note for the principal amount of US$500,000 subscribed by the Subscriber. To the best of the Director's information, Masan Fund is ultimately owned as to 55% by Hui Nok Yi, 25% by Liem Chi Kit Kevin and 20% by Yau Wai Chung.

3.   On 27 January 2022, the Subscriber assigned its convertible note of the amount of US$1,780,000 to 10 independent parties.

MANAGEMENT DISCUSSION AND ANALYSIS

USE OF PROCEEDS

Convertible notes

During the year ended 31 December 2022, the net proceeds raised from the convertible notes issued was approximately US$6.9 million (equivalent to approximately HK$53.5 million) (31 December 2021: US$8.1 million (equivalent to approximately HK$62.8 million)). The intended use, utilised and remaining balance of the net proceeds as of 31 December 2022, respectively, are summarised below:

Uses	Intended use HK$ million	Utilised net proceeds up to 31 December 2022 HK$ million	Remaining balance as of 31 December 2022 HK$ million
Redemption of outstanding debt securities	87.2	95.1	—
Working capital	29.1	21.2	—
Total	116.3	116.3	—

Please also refer to note 30 to the Consolidated Financial Statements in this annual report.

More details of the convertible notes were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and the circular of the Company dated 30 June 2021.

American Depository Shares

In August 2022, the American Depository Shares ("ADSs") of the Company have successfully been listed on the New York Stock Exchange American ("NYSE American") with the stock symbol "GRFX". On 19 August 2022, the Company issued an aggregate 4,695,653 ADSs, representing 93,913,060 the issued ordinary shares of the Company. On 26 August 2022, the Company issued an addition of 704,347 ADSs, representing 14,086,940 the issued ordinary shares of the Company. The aggregated net proceeds raised from the issue of ADSs was approximately US$11 million (approximately of HK$85.9 million). The intended use, utilised net proceeds up to 31 December 2022 and 30 March 2023, and remaining balance of the net proceeds as of 30 March 2023, respectively, are summarised below:

Uses	Intended use HK$ million	Utilised net proceeds up to 31 December 2022 HK$ million	Utilised net proceeds up to 30 March 2023 HK$ million	Remaining balance as of 30 March 2023 HK$ million
Improvement and expansion of production facility(ies) for the Graphene Products Business	25.8	18.7	25.8	—
Repayment of short-term indebtedness	23.4	23.4	23.4	—
Working capital	36.7	35.1	36.7	—
Total	85.9	77.2	85.9	

Please also refer to note 32 to the Consolidated Financial Statements in this annual report.

More details of the offering were set out in the announcements of the Company dated 17 December 2019, 6 August 2020, 5 August 2021, 7 March 2022, 12 August 2022, 17 August 2022, 22 August, 2022 and 29 August, 2022.

EVENTS AFTER THE REPORTING PERIOD

(a) On 13 February 2023, the Company entered into a memorandum of understanding with two independent third parties in relation to the intention to purchase no more than 25.991% equity interest in a company established in the PRC with limited liability. Further details are set out in the Group's announcement dated 13 February 2023.

(b) Subsequent to 31 December 2022, a holder of convertible notes with principal value of US$2,800,000 (equivalent to HK$ 21,700,000 at the fixed exchange rate of (HK$7.75 : US$1) served a notice requesting the Company to convert those convertible notes into 33,384,615 ordinary shares of the Company.

(c) Subsequent to 31 December 2022, certain holders of corporate bonds with aggregate principal value of HK$10,000,000 have agreed in writing to extend the maturities of the relevant bonds to February 2025.

PROSPECTS

Expansion of the production capacity of natural graphite anode material is the key for the aggregate growth of the Group. The expansion plan in China will increase the production capacity of graphite anode material from 10,000 metric tons to 40,000 metric tons. In parallel, the establishment of the production facilities in Michigan, USA will start from a production capacity of 15,000 metric tons, with significant opportunity for further expansion as the market grows. There are 13 new battery cell Gigafactory's coming online in the United States by 2025, according to the Department of Energy. TD Cowen forecasts the US to have approximately 920 Gigawatts of annual battery manufacturing capacity by 2031,   the year the IRA tax credits are set to expire. With an average electric car having a 60kWh battery, 920 Gigawatts will be enough production for 15 million vehicles per year. At 70kg/Graphite per vehicle, 920 Gigawatts would require 1 million tons of graphite anode material in the United States alone. In 2022, the total worldwide production volume of Graphite was 1.3 million tons.

In order to present an end-to-end (aka mine-to- battery) solution to the battery gigafactories, the Group is securing upstream supply commitments from various graphite mining operations around the world. Securing upstream supplies coupled with our proven midstream experience represents an industry-scale solution that can provide the volume, quality, and resiliency to truly liberate at least the graphite element of the US supply chain from sole-source dependency and geopolitical influences.

The Group recognizes the importance of producing battery anode material in a responsible and environmentally friendly manner. The Group is conscience of the increasing environmental and social expectations and requirements coming from international and national regulations, laws makers, as well as the customers, the communities, the business partners, and all the shareholders. The Group regularly assesses the current ESG measures and constantly finds way to improve the ESG standard and strengthen the sustainability.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Lau Hing Tat Patrick (劉 興 達), JP, aged 63, is the Chairman of the Board and an executive Director since 25 November 2013. He has over 39 years of experience in operation and management in landscape architecture service industry. Mr. Lau joined the Group in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co.　Ltd. since November 2004, the director of Carbonaphene Holdings Limited since March 2015, the director of Graphex Innovation and Technology Limited (formerly known as Upworth Capital Limited) since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Lau gained his experience in another two landscape architecture companies, namely, (i) Urbis Travis Morgan Limited from March 1985 to September 1986, and (ii) EBC Hong Kong (怡 境 師) from August 1983 to February 1985, as a landscape architect responsible for landscape design and project management.

Mr. Lau obtained his bachelor's degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master's degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up　the positions of chairman of Asian Habitat Society (亞 洲 人 居 環 境 協 會) and director of the Hong Kong Coalition of Professional Service. Mr. Lau is currently a member of the Town Planning Appeal Board Panel. He was a member of 　　the Urban Forestry Advisory Panel from 2017 to 2023. He was a district councillor of the Hong Kong Eastern District Council from 2004 to 2011. He was also a member of the following institutions, namely, (i) the Community Involvement Committee on Greening from March 2011 to February 2013, (ii) the Harbour-front Enhancement Committee from May 2004 to August 2009, (iii) the Harbourfront Commission from July 2010 to June 2013, (iv) the Lands and Development Advisory Committee from July 2009 to July 2015. Mr. Lau was appointed Justice of the Peace in July 2017.

Mr. Lau has not held any directorships in any listed public companies in the past three years.

Mr. Lau does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Lau held 7,232,000 Shares by himself, and 46,003,444 Shares through LSBJ Holdings Limited. Mr. Lau is the beneficial owner of the entire issued capital of LSBJ Holdings Limited. Besides, Mr. Lau's wife, Ms. Keung Wai Fong Tracy, also held 1,980,000 shares of the Company, which is approximately 0.25% of the entire issued share capital. Under the SFO, Mr. Lau, being the spouse of Ms. Keung, is deemed to be interested in all the shares that Ms. Keung is interested in, and vice versa. Accordingly, taking into account of Ms. Keung's interest in the Company, Mr. Lau's interest in the Company is approximately 7.11%.

Mr. Chan Yick Yan Andross (陳 奕 仁), aged 60, is the Chief Executive Officer and an executive Director since 25 November 2013. He has over 37 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. Since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. Since March 2013; the director of Carbonaphene Holdings Limited since March 2015; the director of Graphex Innovation and Technology Limited (formerly known as Upworth Capital Limited) since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Name of company	Principal business activities	Roles	Responsibilities	Period of services
BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991
EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989
EBC Hong Kong (怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

Mr. Chan obtained his bachelor's degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master's degree in architecture (landscape planning and design) from Tongji University (同 濟 大 學) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

Mr. Chan has not held any directorships in any listed public companies in the past three years.

Mr. Chan does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

As at the date of this annual report, Mr. Chan held 4,204,000 Shares by himself, and 93,716,887 Shares through CYY Holdings Limited. Mr. Chan is the beneficial owner of the entire issued capital of CYY Holdings Limited. Under the SFO, Mr. Chan's total interest in the Company is 97,920,887 Shares, representing approximately 12.60% of the issued share capital of the Company.

Mr. Qiu Bin (仇 斌), aged 51, is an executive Director since 31 July 2017. Mr. Qiu has been the director of Graphex Innovation and Technology Limited (formerly known as Upworth Capital Limited) since August 2017; the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor degree in Business Administration. From 1992   to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. ("Dong Fang"). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed with Chinese domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu has been an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046, shares of which are listed on the GEM Board of the Stock Exchange and delisted on 2 July 2019) from 1 January 2013 to 2 June 2017.

Mr. Qiu has not held any directorships in any listed public companies in the past three years.

Mr. Qiu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Qiu does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

NON-EXECUTIVE DIRECTORS

Mr. Ma Lida (馬力達), aged 42, is a non-executive Director since 24 February 2014. He has over 16 years of experience in financial management. He has been the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (廣州普邦園林股份有限公司) ("Pubang") since May 2010 responsible for the general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects in GP Certified Public Accountants Co., Ltd. (廣東正中珠江會計師事務所有限公司), a PRC accounting firm.

Mr. Ma obtained his bachelor's degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics (上海財經大學公共經濟與管理學院) in July 2003. He further obtained his master's degree in Business Administration from Sun Yat-sen University (中山大學) in June 2010.

Mr. Ma has not held any directorships in any listed public companies in the past three years.

Mr. Ma does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Ma does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. Tam Ip Fong Sin (談 葉 鳳 仙), aged 56, is an independent non-executive Director since 3 June 2014. She has over 18 years of experience in legal practice specialising in corporate and commercial litigation matters. She was admitted as   a solicitor of Hong Kong in 2004. Ms. Tam obtained her bachelor's degree in Law from the University of Wolverhampton in July 1999. She has also completed her postgraduate certificate in Laws from the University of Hong Kong in September 2002. Ms. Tam has become a sole proprietor of Frances Ip & Co., Solicitors since May 2019.

Ms. Tam has not held any directorships in any listed public companies in the past three years.

Ms. Tam does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Ms. Tam does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Wang Yuncai (王雲才), aged 55, is an independent non-executive Director since 3 June 2014. He has been studying and teaching for architecture and urban planning for over 21 years.

Mr. Wang first undertook and completed his post-doctoral research work (博 士 後 研 究 工 作) in Architecture of Tongji University (同 濟 大 學) from June 2001 to April 2003. Mr. Wang has held various positions under Landscape Studies Department of College of Architecture and Urban Planning in Tongji University (同濟大學建築與城市規劃學院), namely, (i) an associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) a professor deputy officer in Landscape since July 2008; and (iii) the deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010.

Mr. Wang obtained his doctorate's degree in Human Geography (人 文 地 理) from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science (中國科學院地理科學與資源研究所) in July 2001. He is the author of "Landscape Ecosystem Planning Principles" (景觀生態規劃原理).

Mr. Wang has not held any directorships in any listed public companies in the past three years.

Mr. Wang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Wang does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Liu Kwong Sang (廖 廣 生), aged 61, obtained his Bachelor's degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master's degree in Business Administration from the University of Lincoln in November 2002.

Mr. Liu has over 34 years of experience in the accounting industry and is currently practising as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a chartered tax adviser.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Liu is currently an independent non-executive director of abc Multiactive Limited (stock code: 8131) and China National Culture Group Limited (stock code: 745), companies listed on the Main Board of the Stock Exchange (save   and except abc Multiactive Limited which is a company listed on GEM of the Stock Exchange). Since April 2019, Mr.   Liu has been appointed as an independent non-executive director of ATIF Holdings Limited, a company listed on The Nasdaq Stock Market (Nasdaq: ATIF). Mr. Liu was also previously an independent non-executive director of Polytec Asset Holdings Limited (stock code: 208) and was privatized in May 2021, and Pine Care Group Limited (stock code: 1989) and Evershine Group Holdings Limited (stock code: 8022), a company listed on GEM of the Stock Exchange from May 2014 to December 2016.

Save as disclosed above, Mr. Liu has not held any directorships in any listed public companies in the past three years.

Mr. Liu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Liu does not have any interest in the securities of the Company within the meaning of Part XV of the SFO nor any relationship with any Director, senior management, substantial Shareholder or Controlling Shareholder of our Company.

Mr. Tang Zhaodong (唐照東), aged 58, obtained his Bachelor's degree of engineering in computer science* (計算機技術專業工學學士) from the Beijing University of Technology* (北京工業大學) in 1986 and his Master's degree of Science in computer software* (計算機軟件專業理學碩士) from the Institute of Com-puting Technology, Chinese Academy of Sciences* (中國科學院計算技術研究所) in 1989.

Mr. Tang has over 28 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working in China Great Wall Computer Group Co., Ltd. for three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in China-U.S. trading activities.

Mr. Tang has not held any directorships in any listed public companies in the past three years.

Mr. Tang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Tang does not have any interest in the securities of the Company within the meaning of Part XV of the SFO nor any relationship with any Director, senior management, substantial Shareholder or Controlling Shareholder of our Company.

Mr. Chan Anthony Kaikwong (陳繼光), aged 68, obtained his Bachelor's degree in biochemistry and Master's degree in business administration from the University of California at Berkeley in 1975 and 1977 respectively.

Mr. Chan has over 33 years of experience in the corporate finance industry. From 1984 to 1999, he worked in different companies with managerial position including being the manager in light industries of The Eisenberg Group of Companies in Beijing, China, the vice president in China sourcing of International Sources, Inc. in San Francisco, the United States and the president and chief executive officer in American Champion Entertainment, Inc. in San Jose, the United States. Since 2000, he provided financial advice to various companies by acting as a financial advisor or the chief financial officer (as the case may be) in Pacific Systems Control Technology, Inc., Beijing Wandong Medical Equipment Company Ltd., Dehai Cashmere Industry Corporation, HereUare, Inc. and Tianjin Tongguang Digital Broadcasting Co., Ltd. Mr. Chan has been the chief financial officer and the executive vice president of Borqs Technologies, Inc. since April 2015.

Mr. Chan has not held any directorships in any listed public companies in the past three years.

Mr. Chan does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Chan does not have any interest in the securities of the Company within the meaning of Part XV of the SFO nor any relationship with any Director, senior management, substantial Shareholder or Controlling Shareholder of our Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of Directors are set out below:

Directors	Details of Changes
Yang Liu	Ceased to be an executive Director since 29 June 2022

In respect of the change in emoluments of Directors and chief executive of the Company, please refer to note 8 to the consolidated financial statements in this annual report.

SENIOR MANAGEMENT

Mr. John Thomas DeMaio, aged 62, is the President of Graphene Division of Graphex Group Limited and the CEO of Graphex Technologies LLC, a wholly owned U.S. subsidiary, since November 1, 2021. He has over 36 years of experience in executive leadership and operational management in the energy and infrastructure sectors. He is responsible for formulating corporate and business strategies and making major corporate and operational decisions to support the expansion of the graphite business into the U.S.

Mr. DeMaio holds a Bachelor of Science in Civil and Environmental Engineering from Cornell University. He has been the President, CEO and Board Member of JouleSmart Solutions from May, 2019 to January, 2021, the General Manager of Siemens Smart Infrastructure (SSI) from May, 2017 to May, 2019, the National Operations Manager of SSI from March 2015 to May, 2017, the Sales and Operations Manager of SSI from May, 2013 to March, 2015, the Vice President of MWH Global from January 2011 to May, 2013, and the COO of Thompson Solar Technologies and Division General Manager of SPG Solar from January 2009 to January 2011.

Mr. Kwok Ka Hei (郭 嘉 熙), aged 41, is the company secretary of the Company. He has also been the chief financial officer of the Company since 28 March 2014. He has over 17 years of experience in corporate finance and accounting profession. He joined the Group in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining   the Group, Mr. Kwok served in GF Capital (Hong Kong) Limited in corporate finance department from October 2010   to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked in PricewaterhouseCoopers Ltd. from September 2005 to November 2007. Mr. Kwok obtained his bachelor's degree of Arts with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.

CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the "CG Code") contained in Appendix 14 to the Listing Rules during the reporting period ended 31 December 2022. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In November and December 2021, the Stock Exchange published consultation conclusions on the review of the provisions of the Listing Rules and the CG Code respectively. The revised Listing Rules and the new CG Code has come into effect on 1 January 2022 and most of the new requirements are applicable for financial year commencing on or after January 2022. Such major new requirements includes, inter alia, the set out of the core shareholder protection standards in the constitutional documents of the issuers, the establishment of anti-corruption and whistleblowing policies, requirements on the diversity of the board, requirement on the board independence, requirements on the nomination committee and requirements on communications with shareholders. The Company has adopted the new requirements under the amended CG Code as our corporate governance practice as reported below and the Board will ensure that all new requirements under the amended CG Code be adopted by the Company in compliance with the Listing Rules.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standards as set out in the Model Code during the year ended 31 December 2022.

CORPORATE STRATEGY

The primary objective of the Group is to generate long-term return for our shareholders. The Group's strategy is to place equal emphasis on achieving sustainable business model with recurring earnings and maintaining robust financial profile. The Chairman's Statement, Management Discussion and Analysis, and the Directors' Report throughout this annual report contain discussions and analysis of the Group's performance and the basis on which the Group generates or preserves value over the longer term, and the basis on which the Group will execute its strategy for delivering the Group's objectives.

DIVIDEND POLICY

The Company has adopted a dividend policy since 8 January 2019 (the "Dividend Policy") which allows the shareholders of the Company to share the profits of the Company whilst retaining adequate reserves for the Group's future growth. According to the Dividend Policy, in addition to the final dividends, the Company may declare interim dividends or special dividends from time to time.

Under the Dividend Policy, in deciding whether to propose a dividend and in determining the dividend amount, the Board shall take into account, among others, the Group's actual and expected financial performance, retained earnings and distributable reserves, working capital requirements, capital expenditure requirements and future expansion plans, liquidity position, shareholders' interests, general economic conditions, business cycle of the Group's business and other internal or external factors that may have an impact on the business or financial performance and position of the Group and other factors that the Board deems appropriate.

The declaration and payment of dividends by the Company is also subject to any restrictions under the Companies Law of the Cayman Islands, the Listing Rules, the laws of Hong Kong and the Company's Memorandum and Articles of Association and any other applicable laws and regulations.

The Company does not have any pre-determined dividend distribution ratio. The Company's dividend distribution record in the past may not be used as a reference or basis to determine the level of dividends that may be declared or paid by the Company in the future.

The Dividend Policy shall in no way constitute a legally binding commitment by the Group in respect of its future dividend and/or in no way obligate the Group to declare a dividend at any time or from time to time.

The Board will continually review the Dividend Policy and reserves the right in its sole and absolute discretion to update, amend and modify the Dividend Policy at any time.

BOARD DIVERSITY POLICY

The Group adopted a board diversity policy (the "Board Diversity Policy"). A summary of this policy, together with the measurable objectives set for implementing this policy, and the progress made towards achieving those objectives are disclosed as below.

Summary of board diversity policy

The Company recognizes and embraces the benefits of having a diverse board to the quality of its performance. The Board Diversity Policy aims to set out the approach to achieve diversity on the board. In designing the board's composition, board diversity has considered a number of measurable aspects including gender, age, ethnicity, knowledge and length of services, to achieve a balanced composition of Executive Directors, Non-executive Directors and Independent Non-executive Directors. All board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regards for the benefits of diversity on the board.

Measurable objectives

Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of services. Independent Non-executive Directors should be of sufficient calibre and stature for their views to carry weight. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the board.

CORPORATE GOVERNANCE REPORT

Implementation and monitoring

The nomination committee reviews the board's composition under diversified perspectives, and monitors the implementation of the Board Diversity Policy annually.

The nomination committee has reviewed the Board Diversity Policy to ensure its effectiveness and considered that the Group achieved the Board Diversity Policy.

NOMINATION POLICY

The Group has adopted a nomination policy (the "Nomination Policy") since 31 December 2018. A summary of this policy is disclosed as below.

1. **Objective**

    1.1   The Nomination Committee shall review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company's corporate strategy.

    1.2   The Nomination Committee shall nominate suitable candidates to the Board for it to consider and make recommendations to shareholders of the Company for election as Director at general meetings or appoint him/her to fill casual vacancies.

    1.3   The Nomination Policy helps the Nomination Committee and the Board to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Group's business.

2. **Selection criteria**

    2.1   The factors listed below would be used as reference by the Nomination Committee in assessing the suitability of a proposed candidate.

    (1)   Reputation for integrity;

    (2)   Commitment in respect of available time and relevant interest; and

    (3)   Diversity in all its aspects, including but not limited to gender, age (18 years or above), cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service.

    These factors are for reference only, and not meant to be exhaustive and decisive. The Nomination Committee has the discretion to nominate any person, as it considers appropriate.

3.   Nomination procedures

3.1   Appointment of Directors

(1)   The Nomination Committee identifies individual(s) suitably qualified to become Board members, having due regard to the Nomination Policy and the Board Diversity Policy of the Company, and assesses the independence of the proposed independent non-executive Director(s) as appropriate.

(2)   The Nomination Committee makes recommendation(s) to the Board.

(3)   The Board considers the individual(s) recommended by the Nomination Committee, having due regard to the Nomination Policy and the Board Diversity Policy.

(4)   The Board confirms the appointment of the individual(s) as Director(s) or recommends the individual(s) to stand for election at a general meeting. Individual(s) appointed by the Board to fill a casual vacancy will be subject to re-election by shareholders at the first general meeting after his/her appointment, and individual(s) appointed by the Board as an addition to the Board will be subject to re-election by shareholders at the next annual general meeting, in accordance with the Company's articles of association.

(5)   The shareholders approve the election of individual(s), who stand(s) for election at general meeting, as Director(s).

3.2   Re-appointment of Directors

(1)   The Nomination Committee considers each retiring Director, having due regard to the Nomination Policy and the Board Diversity Policy, and assesses the independence of each retiring independent non- executive Director.

(2)   The Nomination Committee makes recommendation(s) to the Board.

(3)   The Board considers each retiring Director recommended by the Nomination Committee, having due regard to the Nomination Policy and the Board Diversity Policy.

(4)   The Board recommends the retiring Directors to stand for re-election at the annual general meeting in accordance with the Company's articles of association.

(5)   The shareholders approve the re-election of Directors at the annual general meeting.

3.3   The Board shall have the ultimate responsibility for all matters relating to the selection and appointment of Directors.

4.   Review of the nomination policy

4.1   The Nomination Committee will review the Nomination Policy, as appropriate, to ensure the effectiveness of the Nomination Policy. The Nomination Committee will discuss any revisions that may be required, and recommend any such revisions to the Board for consideration and approval.

CORPORATE GOVERNANCE REPORT

BOARD OF DIRECTORS

The Board currently consists of nine members, including three executive Directors, one non-executive Director and five independent non-executive Directors. Each executive Director and non-executive Director is suitably qualified for his/ her position, and has sufficient experience and time to hold the position so as to carry out his/her duties effectively and efficiently. Throughout the year ended 31 December 2022, the Company has five independent non-executive Directors representing not less than one-third of the Board.

Each of the independent non-executive Directors has confirmed by annual confirmation that he/she has complied with the independence criteria set out in Rule 3.13 of the Listing Rules. The Directors consider that all five independent non- executive Directors are independent under these independence criteria and are capable to effectively exercise independent judgement. Amongst the five independent non-executive Directors, Mr. Liu Kwong Sang has the appropriate professional qualifications on accounting or related financial management expertise required under Rule 3.10(2) of the Listing Rules.

The composition of the Board during the year is as follows:

Executive Directors	Mr. Lau Hing Tat Patrick (Chairman)
	Mr. Chan Yick Yan Andross (Chief Executive Officer)
	Mr. Yang Liu (retired on 29 June 2022)
	Mr. Qiu Bin
Non-executive Director	Mr. Ma Lida
Independent non-executive Directors	Ms. Tam Ip Fong Sin
	Mr. Wang Yuncai
	Mr. Liu Kwong Sang
	Mr. Tang Zhaodong
	Mr. Chan Anthony Kaikwong

Pursuant to Article 108(a), Mr. Chan Yick Yan Andross, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong will retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

The Board is responsible for developing the Group's strategy, monitoring the Group's operational and financial performance, and ensuring effective governance and sound internal control and risk management systems are in place. Through the Board committees, the Board leads and provides direction to management by laying down strategies and overseeing their implementation.

The management is delegated with the authority and responsibility by the Board for the management, execution and administration of the Group. Under the leadership of the Chief Executive Officer, the management is responsible for the day-to-day management of the Group's businesses and implementation of the strategies approved by the Board and reports to the Chief Executive Officer regularly. The Chief Executive Officer in turn reports to the Board on the progress of approved strategies, business performance and development of the Group.

The Board is responsible for the corporate governance functions under D.3.1 of the CG Code. The Board has reviewed and discussed the corporate governance policy of the Group and is satisfied with the effectiveness of the corporate governance policy.

- to develop and review the Company's policies and practices on corporate governance;

- to review and monitor the training and continuous professional development of Directors and senior management;

- to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;

- to develop, review and monitor the code of conduct and compliance manual applicable to employees and Directors;

- to review the Company's compliance with the code and disclosure in the corporate governance report; and

- to maintain an appropriate and effective internal control and risk management system.

All directors have full and timely access to all relevant information, including monthly updates from the management, regular reports from various Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company as appropriate.

The Board acknowledges its responsibility for the preparing the financial statements of the Group according to the statutory requirements and the applicable accounting standards which give true and fair view of the state of affairs, the results of operations and cash flows of the Group. The Board confirms that, to the best of their knowledge, the financial statements for the reporting year have been prepared on a going concern basis. The Board is not aware of material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. The responsibilities of the external auditors of the Company on the financial statements are set out in the Independent Auditor's Report of this annual report.

Biographies of the current Directors are set out on the section headed "Biographies of Directors and Senior Management" of this annual report.

The Company has established mechanism to ensure independent views and input are available to the Board, channels are in place through formal and informal means whereby Independent Non-executive Directors can express their views in an open and candid manner as well as in a confidential manner, should circumstances required; these include regular Board surveys and Board reviews, dedicated meeting sessions with the Chairman and interaction with management and other Board members including the Chairman outside the boardroom.

The Company considers the Board has a strong independence and diversity as shown by the composition of the Board during the year whereby no Director has served the Board for over 10 years and the representation of Executive Directors in the Board remained less than 50% and the representation of Independent Non-executive Directors in the Board maintained a strong level between 50% to 55.56%.

CORPORATE GOVERNANCE REPORT

The Directors' and chief executive's remuneration and all other emoluments paid or payable to the Directors and chief executive during the year are set out on an individual and named basis in note 8 to the consolidated financial statements of this annual report.

To indemnify Directors and officers of the Company against all costs, charges, losses, expenses and liabilities incurred by them in the execution of and discharge of their duties or in relation thereto, the Company has arranged appropriate directors and officers liability insurance cover for this purpose.

BOARD MEETING

The Board is scheduled to meet regularly at least four times a year, and Directors will receive at least 14 days prior written notice of regular Board meetings in compliance with paragraph A.1.1 of the CG Code. Agendas and accompanying papers are sent not less than 3 days before the date of Board meetings to ensure that the Directors are given sufficient time to review the same. If necessary, ad-hoc meetings will also be convened to discuss the overall strategy as well as the operation and financial performance of the Group. Reasonable notices will be given to the Directors for ad-hoc board meetings. Directors may participate either in person or through electronic means of communications. The Chairman also met with the independent non-executive Directors at least annually without the presence of other Directors. All the Directors have been provided with sufficient resources to discharge their duties, and, upon reasonable request, the Directors will be able to seek independent professional advice in appropriate circumstances, at the Company's expenses. All Directors will have the opportunity to include matters in the agenda for Board meetings.

The Board held four meetings in 2022. The annual general meeting of the Company was held on 29 June 2022 with the attendance of the external auditor to answer question.

The attendance of individual directors at the Board and its committee meetings, and the annual general meeting held in 2022 is set out in the following table:

Directors	Board	Audit Committee	Nomination Committee	Remuneration Committee	General Meeting
Meetings attended in 2022[1]					
Executive Directors					
Mr. Lau Hing Tat Patrick					
(Chairman of the Board and					
the Nomination Committee)	4/4	—	1/1	—	3/3
Mr. Chan Yick Yan Andross					
(Chief Executive Officer)	4/4	—	—	1/1	3/3
Mr. Yang Liu[2]	1/1	—	—	—	0/2
Mr. Qiu Bin	4/4	—	—	—	2/3
Non-executive Director					
Mr. Ma Lida	4/4	3/3	—	—	0/3
Independent non-executive Directors					
Ms. Tam Ip Fong Sin					
(Chairlady of the Remuneration Committee)	4/4	3/3	1/1	1/1	2/3
Mr. Liu Kwong Sang					
(Chairman of the Audit Committee)	4/4	3/3	—	—	2/3
Mr. Wang Yuncai	4/4	3/3	1/1	1/1	0/3
Mr. Tang Zhaodong	4/4	—	—	—	0/3
Mr. Chan Anthony Kaikwong	4/4	—	—	—	2/3

Note:

1. Directors may attend meetings in person, by telephone or through other means of video conference or by their alternate directors in accordance with the Company's Articles.

2. Retired on 29 June 2022

CORPORATE GOVERNANCE REPORT

APPOINTMENT, RE-ELECTION AND REMOVAL OF DIRECTORS

The current Articles provide that subject to the manner of retirement by rotation of directors as from time to time prescribed by the Listing Rules, at each annual general meeting, one-third of the directors for the time being shall retire from office by rotation and that every director shall be subject to retirement by rotation at least once every 3 years.   Any Director appointed by the Board to fill a casual vacancy shall hold office only until the first general meeting of the Company after his appointment and be subject to re-election at such meeting. Any Director appointed by the Board as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

Each executive Director, non-executive Director and independent non-executive Director is appointed for a specific term of one to three years subject to retirement by rotation and re-election in accordance with the Articles. Therefore, no director will remain in office for a term of more than three years. Each independent non-executive Director is required to inform the Company as soon as practicable if there is any change that may affect his independence and must provide an annual confirmation of his independency to the Company.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

A.2.1 of the CG Code requires the roles of the Chairman and the Chief Executive Officer should be separate and should not be performed by the same individual. The Chairman of the Company is Mr. Lau Hing Tat Patrick and the functions   of Chief Executive Officer are performed by Mr. Chan Yick Yan Andross. The roles of the Chairman and the Chief Executive Officer are segregated and assumed by two separate individuals. The Chairman of the Board is responsible for the leadership and effective running of the Board, while the Chief Executive Officer is delegated with the authorities to manage the daily business of the Group in all aspects effectively.

DIRECTORS' CONTINUOUS PROFESSIONAL DEVELOPMENT

Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. The Company continuously updates the Directors on the Group's business and the latest developments regarding the Listing Rules and other applicable regulatory requirements, to ensure compliance and enhance their awareness of good corporate governance practices.

Below is a summary of the training the Directors had received during the year under review:

Name of Director	Attending/ Participating during the year ended 31 December 2022
Mr. Lau Hing Tat Patrick *(Chairman)*	A & B
Mr. Chan Yick Yan Andross *(Chief Executive Officer)*	A & B
Mr. Yang Liu[1]	A & B
Mr. Qiu Bin	A & B
Mr. Ma Lida	A & B
Ms. Tam Ip Fong Sin	A & B
Mr. Wang Yuncai	A & B
Mr. Liu Kwong Sang	A & B
Mr. Tang Zhaodong	A & B
Mr. Chan Anthony Kaikwong	A & B

A: Areas relating to the Group's business/Directors' duties
B: Areas relating to legal and regulatory/corporate governance practices
1 Retired on 29 June 2022

CORPORATE GOVERNANCE REPORT

BOARD COMMITTEES

The Board has established specific committees, namely the Audit Committee, the Remuneration Committee and the Nomination Committee, with written terms of reference which are available for viewing on the website of the Company and the Stock Exchange to assist them in the effective implementation of their functions. Specific responsibilities have been delegated to the above committees.

Audit committee

The Company has established the Audit Committee on 3 June 2014 with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of four members namely, Mr. Liu Kwong Sang (an independent non-executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director), Mr. Wang Yuncai (an independent non-executive Director) and Mr. Ma Lida (a non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

The principal responsibilities of the Audit Committee are to review and supervise the financial reporting process and internal control system of the Group. These include reviewing the Group's interim and annual reports. They also make recommendations to the Board on the appointment and removal of external auditor, review the risks facing the Company and to oversee management in the design, implementation and monitoring of the risk management system.

During the year ended 31 December 2022, the Audit Committee held three meetings to, among others, review the audit plan and approve the audit fee for the year ended 31 December 2022, reviewed the Group's internal control, the final results and annual report of the Group for the year ended 31 December 2021 and the interim results and interim report of the Group for the six months ended 30 June 2022, as well as other reports prepared by the external auditor covering major findings in the course of its audit/review before submission to the Board for approval.

Remuneration committee

The Company has established the Remuneration Committee on 3 June 2014 with written terms of reference in compliance with Rule 3.25 of the Listing Rules and the CG Code. The Remuneration Committee consists of Mr. Wang Yuncai (an independent non-executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Chan Yick Yan Andross (an executive Director). The chairlady of the Remuneration Committee is Ms. Tam Ip Fong Sin.

The principal responsibilities of the Remuneration Committee are to review and make recommendations to the Board on the overall remuneration structure and policy as well as the specific remuneration packages for the Directors and senior management and on the establishment of a formal and transparent process for developing such remuneration policy. No director will take part in any discussion on his own remuneration.

The Company's objective for its remuneration policy is to maintain fair and competitive packages based on business requirements and industry practice. In order to determine the level of remuneration and fees paid to members of the Board, market rates and factors such as each director's workload, performance, responsibility, job complexity and the Group's performance are taken into account.

During the year ended 31 December 2022, the Remuneration Committee held one meeting to, among others, discuss and approve for recommendation to the Board the salary adjustments of Directors and senior management for the year ended 31 December 2022.

Nomination committee

The Company has established the Nomination Committee on 3 June 2014 with written terms of reference in compliance with the CG Code. The Nomination Committee consists of Mr. Lau Hing Tat Patrick (an executive Director), Mr. Wang Yuncai (an independent non-executive Director) and Ms. Tam Ip Fong Sin (an independent non-executive Director), a majority of whom are independent non-executive Directors. The chairman of the Nomination Committee is Mr. Lau Hing Tat Patrick.

Rule 3.27A of the Listing Rules which became effective from 1 January 2022 requires the Nomination Committee to be chaired by the chairman of the Board or an Independent Non-executive Director and comprising a majority of Independent Non-executive Directors. This requirement has already been implemented by the Nomination Committee in its composition.

The nomination committee is principally responsible for reviewing the structure, size and composition of the Board, identifying individuals suitably qualified to become Board members, assessing the independence of independent non- executive Directors and making recommendations to the Board on the appointment and re-appointment of Directors and succession planning for Directors.

The Company has adopted the Board Diversity Policy and recognizes and embraces the benefits of having Board diversity to enhance the quality of its performance in compliance with A.5 of the CG Code. When identifying suitable candidates for directorship, the Nomination Committee will carry out the selection process by making reference to the skills, experience, education background, professional knowledge, personal integrity and time commitments of the proposed candidates, and also the Company's needs and other relevant statutory requirements and regulations. Qualified candidates will then be recommended to the Board for approval.

During the year ended 31 December 2022, one meeting was held by the Nomination Committee to recommend the appointment of the Directors, to review the size, structure, composition as well as diversity of the Board, to assess the independence of independent non-executive Directors and to consider the re-election of the Directors. The Nomination Committee has also reviewed the Board Diversity Policy to ensure its effectiveness and considered that the Group has achieved the objectives of the Board Diversity Policy during the year under review.

Corporate governance function

All members of the Board are responsible for performing the corporate governance functions which is in compliance with paragraph D.3.1 of the CG code. The Board will review the policy of the corporate governance and the corporate governance report of the Company annually.

CORPORATE GOVERNANCE REPORT

AUDITORS' REMUNERATION

The fee charged by the Group's external auditors in respect of the audit and non-audit services to the Group during the year is summarized as below:

	Fees paid/payable (HK$'000)	
Services rendered	2022	2021
Audit services	4,548	4,290
Non-audit services (i.e. tax services, incorporation, certification, etc.)	194	251
Total	4,742	4,541

RISK MANAGEMENT AND INTERNAL CONTROL

During the year, the Group has complied with C.2 of the CG Code by establishing appropriate and effective risk management and internal control systems. Management is responsible for the design, implementation and monitoring of such systems, while the Board oversees management in performing its duties on an ongoing basis. Main features of the risk management and internal control systems are described in the sections below:

Risk management system

The Group adopts a risk management system which manages the risk associated with its business and operations. The system comprises the following phases:

• *Identification:* Identify ownership of risks, business objectives and risks that could affect the achievement of objectives.

• *Evaluation:* Analyze the likelihood and impact of risks and evaluate the risk portfolio accordingly.

• *Management:* Consider the risk responses, ensure effective communication to the Board and on-going monitor the residual risks.

Principal risks and uncertainties

The directors are aware that the Group is exposed to various risks, including some which are specific to the Group or   the industries in which the Group operates as well as others that are common to most if not all other businesses. The directors have established a policy to ensure that significant risks which may adversely affect the Group's performance and ability to deliver on its strategies, as well as those which may present positive opportunities, are identified, reported, monitored, and managed on a continuous basis.

The following are key risks that are considered to be of most significance to the Group at this time. They have the potential to adversely and/or materially affect the Group's businesses, financial conditions, results of operations and growth prospects if they are not managed effectively. These key risks are by no means exhaustive or comprehensive, and there may be other risks, in addition to those shown below, which are not known to the Group or which may not be material now but could turn out to be material in the future.

Principal Risks	Risk Titles	Risk Descriptions	Risk Mitigations
Market risk	Covid-19 pandemic	The outbreak of COVID-19 has caused serious contraction of the global economy. Despite the diversification of businesses, the Group's business operations have inevitably been affected when the local government imposed movement control measures as to slow the spread of the virus.	The Group continues to monitor the overall impact of Covid-19 and to contain its operational and financial risks. Different levels of proactive measures and contingency plans have been formulated to act on possible situations in order to sustain the Group's business operations.
Business and strategic risk	Innovation and product development	If the Group fails to keep updated of important technological changes in the industry, the Group's business could be affected.	The Group has made continuous efforts on research and development and monitored technological innovations in the industry to keep up the Group's competitiveness in the Graphene business.



CORPORATE GOVERNANCE REPORT

Principal Risks	Risk Titles	Risk Descriptions	Risk Mitigations
Business and strategic risk	Client management	In the event that the Group is unable to retain the clients or expand the client base, the overall business may be adversely affected.	Business development team and project team maintain business relationship with existing clients and keep the clients informed of the recent developments of the Group to strengthen the brand and reputation through quality service. Project directors conduct ongoing monitoring on every contract to ensure the deliverables are up to standard and timely followed.
Credit risk	Accounts receivables management	If the progress payments are not settled by the client on time and in full, the accounts receivables will be long outstanding. This situation may increase the Group's credit risk and liquidity risk.	Regular meetings are held to discuss client's payment status. For those long outstanding accounts receivables, written payment reminder will be issued to the client and legal advices will be sought.
Liquidity risk	Debt settlement	The risk of being unable to settle obligations as they fall due.	The Directors will closely monitor the liquidity and cash flow position of the Group to fulfill all the debt obligations of the Company.
Legal and compliance risk	Local and international law and regulatory requirements	The ordinary shares of the Company is listed in Hong Kong and its ADR listed in the United States, and operates in Hong Kong and the PRC. It may be exposed to different and changing government policies, political, social, legal and regulatory requirements.	The Group has internal procedures to monitor legal and compliance matters for daily operations and will seek internal and external legal advice as and where appropriate for new business initiatives.
Operational risk	Cost management	Business operations and financial positions may be affected if the cost is not controlled effectively.	Project plan is prepared by project team. Management will regularly monitor the project schedule and evaluate the reason of any excessive time cost spent on particular project. If gross profit margin is lower than required, meetings will be held to discuss the reasons behind.



Principal Risks	Risk Titles	Risk Descriptions	Risk Mitigations
Operational risk	Subconsultant management	If there is no proper sub-consultant selection procedure, an inappropriate sub-consultant would be selected in an unfair and untransparent manner.	A proper selection and quotation comparison procedure is formulated and implemented in the event that the service of sub-consultant is involved.
IT risk	Cyber security	The Group has diversified into different business segments across cities in Hong Kong and China. The increased application of information technology in the Group's businesses, the threats to IT systems including cyber attacks are imminent and present a real challenge to the Group's business operations.	Our Group has implemented a set of comprehensive IT security policies and procedures to address those threats and mitigate the potential loss of the Group's assets and operations, reduce the impact on our business and resume our business operations as soon as practicable.

Details about the Group's financial risk management are set out in note 46 to the consolidated financial statements in this annual report.

Internal control system

The Company has in place an internal control system which is compatible with the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") 2013 framework. The framework enables the Group to achieve objectives regarding effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. The components of the framework are shown as follow:

- *Control Environment:* A set of standards, processes and structures that provide the basis for carrying out internal control across the Group.

- *Risk Assessment:* A dynamic and iterative process for identifying and analyzing risks to achieve the Group's objectives, forming a basis for determining how risks should be managed.

- *Control Activities* : Action established by policies and procedures to help ensure that management directives to mitigate risks to the achievement of objectives are carried out.

- *Information and Communication:* Internal and external communication to provide the Group with the information needed to carry out day-to-day controls.

- *Monitoring:* Ongoing and separate evaluations to ascertain whether each components of internal control is present and functioning.

CORPORATE GOVERNANCE REPORT

In order to enhance the Group's system of handling inside information, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Group also adopts and implements an inside information policy and procedures. Certain reasonable measures have been taken from time to time to ensure that proper safeguards exist to prevent a breach of a disclosure requirement in relation to the Group, which include:

- The access of information is restricted to a limited number of employees on a need-to-know basis. Employees who are in possession of inside information are fully conversant with their obligations to preserve confidentiality.

- Confidentiality agreements are in place when the Group enters into significant negotiations.

- The executive Directors are designated persons who speak on behalf of the Company when communicating with external parties such as the media, analysts or investors.

Based on the internal control reviews conducted for 2022, no significant control deficiency was identified.

Effectiveness of the risk management and internal control systems

The Board is responsible for the risk management and internal control systems of the Group and ensuring review of   the effectiveness of these systems has been conducted annually. Several areas have been considered during the Board's review, which include but not limited to (i) the changes in the nature and extent of significant risks since the last annual review, and the Group's ability to respond to changes in its business and the external environment (ii) the scope and quality of management's ongoing monitoring of risks and of the internal control systems.

The Board, through its review and the review made by internal audit function and Audit Committee, concluded that the risk management and internal control systems were effective and adequate. Such systems, however, are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. It is also considered that the resources, staff qualifications and experience of relevant staff were adequate and the training programs and budget provided were sufficient.

Internal auditors

The Group has an internal audit function, which is consisted of professional staff with relevant expertise. The internal audit function is independent of the Group's daily operation and carries out appraisal of the risk management and internal control systems by conducting interviews, walkthroughs and tests of operating effectiveness.

An internal audit plan has been approved by the Board. According to the established plan, review of the risk management and internal control systems is conducted annually and the results are reported to the Audit Committee and the Board afterwards.

COMPANY SECRETARY

The company secretary is a full-time employee of the Company. During the year under review, the company secretary has duly complied with the relevant professional training requirement under Rule 3.29 of the Listing Rules.

SHAREHOLDERS' RIGHTS

Procedures for directing shareholders' enquiries to the Board

Shareholders should direct their enquiries about their shareholdings to the Company's branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Toad, Hong Kong.

Other shareholders' enquiries can be directed in writing with contact details (including name, address, telephone number and/or email address) to the Company's principal place of business in Hong Kong at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong for the attention of the company secretary.

Procedures for convening an extraordinary general meeting by shareholders

Pursuant to Article 64 of the Company's Articles, any one or more shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty- one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Procedures for putting forward proposals at shareholders' meetings

Shareholders are requested to follow Article 64 of the Articles for including a resolution at an extraordinary general meeting. The requirements and procedures are set out above in the paragraph headed "Procedures for convening an extraordinary meeting by shareholders".

Pursuant to Article 113 of the Articles, no person (other than a retiring Director) shall be eligible for election to the office of Director at any general meeting unless a notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting and the minimum length of the period during which such notices to the Company may be given will be at least 7 days.

CORPORATE GOVERNANCE REPORT

INVESTOR RELATIONS AND COMMUNICATION WITH SHAREHOLDERS

The Company is committed to promoting and maintaining effective communication with the shareholders (both individual and institutional) and other stakeholders. The Company encourages two-way communications with institutional and retail investors, as well as financial and industry analysts. Extensive information on the Company's activities is provided in the annual and interim reports and circulars which are sent to the shareholders and are also available on the websites of the Company and the Stock Exchange.

Shareholders are encouraged to attend the forthcoming annual general meeting of the Company for which at least 20 clear business days' notice is given. At the meeting, directors will be available to answer questions on the Group's business and external auditor will be available to answer questions about the conduct of the audit, the preparation and content of the auditor's reports, the accounting policies and the auditor independence.

CONSTITUTIONAL DOCUMENTS

During the year, there is no significant change in the Company's constitutional documents.

On 24 March 2022, a special resolution of the Company was passed at the Company's extraordinary general meeting to approve the memorandum and articles of association of the Company to reflect the amendments described in the Appendix of the Company's circular dated 1 March 2022 to create a new class of preference shares in the authorised share capital of the Company and to comply with the latest requirements on core shareholder protection standards under Appendix 3 of the Listing Rules. The Company's Amended and Restated Memorandum and Articles of Association are available on both the Company's and the Stock Exchange's websites.

REPORT OF THE DIRECTORS

The Directors are pleased to present to the Shareholders this annual report and the audited consolidated financial statements for the year ended 31 December 2022.

PRINCIPAL PLACE OF BUSINESS

The Company was incorporated in the Cayman Islands and has its registered office at Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman, KY1-1108, Cayman Islands. The Group's principal place of business in Hong Kong is 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

PRINCIPAL ACTIVITIES

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles and other applications. The Group is also engaged in landscape architecture design and catering businesses.

BUSINESS REVIEW

A fair review of the business of the Group during the year and particulars of important events affecting the Group that have occurred since the end of the financial year 2022 as well as a discussion on the Group's future business development are provided in the "Chairman's Statement" and the "Management's Discussion and Analysis"throughout this annual report. An analysis of the Group's performance for the year by operating segment is set out in note 4 to the consolidated financial statements in this annual report. The aforementioned discussions form part of this Directors' report.

Description of the principal risks and uncertainties facing the Group can be found in the section headed "Principal Risks and Uncertainties" under the Corporate Governance Report in this annual report. Details about the Group's financial risk management are set out in note 43 to the consolidated financial statements in this annual report.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS

The Group recognises the importance of compliance with regulatory requirements and the risk of non-compliance with the applicable rules and regulations. To the best knowledge of the Directors of the Company, the Group has complied in material respects with the relevant laws and regulations that have a significant impact on the business and operation of the Group during the year ended 31 December 2022.

Environmental policies and performance

The Group is committed to the long-term sustainability of the environment and communities in which it operates. As a responsible corporation, to the best knowledge of the Directors of the Company, the Group has complied with all relevant laws and regulations regarding environmental protection during the year ended 31 December 2022. Details are set out in the Environment, Social and Governance Report.

Key relationships with employees, customers and suppliers

Human resources are one of the most valuable assets of the Group. The Group also offers competitive remuneration packages to our employees. More details of the Group's employment and labour practices are set out in the section headed Human Resources and Employees' Remuneration, and the Environmental, Social and Governance Report of this annual report.

Graphex Group Limited Annual Report 2022

REPORT OF THE DIRECTORS

The Group treasured to maintain a good relationship with its clients. We are committed to offer a broad and diverse range of inspiring, value-for-money, good quality services and products to our clients.

The Group maintains a fair, safe and ethical approach in its day-to-day operation towards its numerous and diversified contractors and suppliers. To comply with the laws and regulations of its operating countries intensity, the Group has established stringent internal controls to procuring goods and services through fair and unbiased tender process. The selection of subcontractors and suppliers will be based on competitive pricing, specifications and standards, product and service quality as well as service support.

Particulars of important events affecting the Group that have occurred since the end of the financial year 2022, if any, is set out in the above sections and the notes to the consolidated financial statements in this annual report. The prospects of the Group's business is discussed throughout this annual report including in the "Chairman's Statement"of this annual report. Throughout 2022, there was no incidence of non-compliance with the relevant laws and regulations that have a significant impact on the Group's business.

SUBSIDIARIES

Details of the Company's principal subsidiaries as at 31 December 2022 are set out in note 1 to the consolidated financial statements in this annual report which, in the opinion of the Directors, materially contribute to the net income of the Group or hold a material portion of the assets or liabilities of the Group. Unless otherwise stated, the principal place of operation of each company is the same as its place of incorporation.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2022 are set out in the consolidated statement of profit and loss. The Board does not recommend the payment of final dividend for the year ended 31 December 2022. A summary of the published results and assets and liabilities of the Group for the last five financial years is set out on the last page of this annual report.

CLOSURE OF REGISTER OF MEMBERS FOR AGM

The register of members of the Company will be closed from Monday, 26 June 2023 to Thursday, 29 June 2023, both days inclusive, for the purpose of determining the entitlement to attend and vote at the annual general meeting ("AGM") scheduled to be held on Thursday, 29 June 2023. In order to be eligible to attend and vote at the AGM, all transfer forms accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrar in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong ("Branch Share Registrar") not later than 4:30 p.m. on Friday, 23 June 2023.

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this annual report, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the year under review. Apart from those disclosed in this annual report, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this annual report.

EQUITY-LINKED AGREEMENTS

Save as disclosed in this annual report under the paragraphs headed (i) "Issue of convertible notes" and "Use of proceeds" in the section Management and Analysis of this annual report, (ii) "Share Option Scheme" and "Share Award Scheme" in the section of Report of the Directors of this annual report, (iii) "Investments in Joint Ventures" in Note 16 to the Financial Statements, and (iv) "Warrants" in Note 32 of the Financial Statements, no equity linked agreements that will or may result in the Company issuing shares or that require the Company to enter into any agreements that will or may result in the Company issuing shares were entered into by the Company during the year ended 31 December 2022 or subsisted at the end of the year ended 31 December 2022.

DONATIONS

During the year ended 31 December 2022, the Group made no charitable and other donations.

PROPERTY AND EQUIPMENT

Details of movements in the property and equipment of the Group during the year are set out in note 13 to the consolidated financial statements in this annual report.

BANK AND OTHER BORROWINGS

Details of interest-bearing borrowings of the Group as at 31 December 2022 are set out in note 28 to the consolidated financial statements in this annual report.

SHARE CAPITAL AND SHARE AWARD SCHEMES

Details of movements in the Company's share capital and share award schemes during the year are set out in note 32 to the consolidated financial statements in this annual report.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Articles or the laws of the Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders of the Company unless otherwise required by the Stock Exchange.

PERMITTED INDEMNITY PROVISION

A permitted indemnity provision (as defined in section 469 of the Hong Kong Companies Ordinance) for the benefit of all the former and existing directors of the Company is currently in force and was in force throughout the year of 2022 and as of the date of this Directors' report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 December 2022, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

TAX RELIEF

The Company is not aware of any relief from taxation available to the Shareholders of the Company by reason of their holding of the shares of the Company.

REPORT OF THE DIRECTORS

RESERVES

At 31 December 2022, the Company's reserves available for distribution, calculated in accordance with the Companies Law, Chapter 22 (as amended) of the Cayman Islands, amounted to approximately HK$325.7 million. The amount of HK$325.7 million includes the Company's share premium account of approximately HK$673.3 million in aggregate   at 31 December 2022, which may be distributed provided that immediately following the date on which the dividend   is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

Details of movements in the reserves of the Company and the Group during the year are set out in note 46 to the consolidated financial statements and in the consolidated statement of changes in equity respectively in this annual report.

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and assets and liabilities of the Group for the past five financial years is set out on the last page of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

During the year ended 31 December 2022, the percentage of purchases attributable to the largest supplier and the 5 largest suppliers combined accounted for approximately 59% and 97% of the total purchases of the Group respectively. The percentage of revenue from sales of goods or rendering of services attributable to the largest customer and the 5 largest customers combined accounted for approximately 17% and 43% of the total revenue of the Group respectively.

None of the Directors, their close associates or any shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) had interests in the Group's five largest customers or suppliers.

DIRECTORS

The Directors of the Company during the year and up to the date of this report were:

Executive Directors	Mr. Lau Hing Tat Patrick *(Chairman)*
	Mr. Chan Yick Yan Andross *(Chief Executive Officer)*
	Mr. Yang Liu[1]
	Mr. Qiu Bin
Non-executive Director	Mr. Ma Lida
Independent non-executive Directors	Ms. Tam Ip Fong Sin
	Mr. Wang Yuncai
	Mr. Liu Kwong Sang
	Mr. Tang Zhaodong
	Mr. Chan Anthony Kaikwong

[1].   Retired on 29 June 2022

Pursuant to Article 108(a), Mr. Chan Yick Yan Andross, Mr. Tang Zaodong and Mr. Chan Anthony Kai Kwong will retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

The Company has received from each of its independent non-executive Directors an annual confirmation of their independence from the Group. Based on such confirmations, the Company considers that each of such Directors to be independent from the Group.

The biographical details of current Directors and senior management are disclosed in the section headed "Biographies of Directors and Senior Management" of this annual report.

DIRECTORS' SERVICE CONTRACT

None of the Directors of the Company who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS AND CONTRACTS OF SIGNIFICANCE

Details of connected transactions and continuing connected transactions are disclosed in this Directors' report, and related party transactions are set out in note 39 to the consolidated financial statements in this annual report.

Save for the above, there were no transactions, arrangements or contracts that are significant in relation to the businesses of the Company and its subsidiaries to which the Company or any of its subsidiary was a party and in which a Director or his/her connected entity had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Group (other than contracts of service with any Director or any person engaged in full time employment of the Group) were entered into or existed during the year.

DIRECTORS' INTERESTS IN COMPETING INTERESTS

Save as Mr. Ma Lida, our non-executive Director nominated by Pubang, who is required to declare his conflict of interests and barred from participation or voting on issue if there is any potential conflict of interest between the Group and Pubang, the Director is not aware of any business or interest of the Directors, the controlling shareholder and their respective associates (as defined under the Listing Rules) that compete or may compete with the business of the Group and any other conflict of interest which any such person has or may have with the Group during the year ended 31 December 2022.

DEED OF NON-COMPETITION

Each of the controlling shareholders has confirmed to the Company of his/its compliance with the non-competition undertakings provided to the Company under the deed of non-competition (as defined in the prospectus of the Company dated 12 June 2014). The independent non-executive Directors have reviewed the status of compliance and confirmed that all the undertakings under the deed of non-competition have been complied with by the controlling shareholders.

REPORT OF THE DIRECTORS

DIRECTORS' REMUNERATION

Details of the Directors emoluments are set out in note 8 to the consolidated financial statements in this annual report. The Directors' remunerations are determined subject to the recommendations of the Remuneration Committee and the Board's approval with reference to Directors' duties, responsibilities and performance and the results of the Group.

DISCLOSURE OF INTERESTS

Directors' and chief executive's interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations

As at 31 December 2022, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the shares and underlying shares

| | | | Number of Shares | | | Number of underlying Shares held under the Share Option Scheme | Total | Approximate % of shareholding |
| | | Personal interest | Family interest | Corporate interest | Other interest | | | |
Name of Director	Capacity							
Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	4,204,000	—	93,716,887[1]	—	—	97,920,887	14.33%
Lau Hing Tat Patrick	Beneficial owner, interest of spouse, interest of controlled corporation	7,232,000	1,980,000	46,003,444[2]	—	—	55,215,444	8.08%

Notes:

1.   Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.   Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding
Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%
Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Saved as disclosed above, as at 31 December 2022, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial shareholders' interests and short positions in shares and underlying shares

As at 31 December 2022, so far as the Directors and chief executive of the Company are aware, other than the interests of the Directors and chief executive of the Company as disclosed in the section titled "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations", the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the SEHK.

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
The Bank of New York Mellon Corporation	Interest of controlled corporation	154,872,280	22.66%
The Bank of New York Mellon	Beneficial owner	154,872,280	22.66%
CYY Holdings Limited[1]	Beneficial owner	93,716,887	13.71%
PBLA Limited[2]	Beneficial owner	75,123,669	10.99%
Pubang Landscape Architecture (HK) Company Limited[2]	Interest of controlled corporation	75,123,669	10.99%
Pubang Landscape Architecture Company Limited[2]	Interest of controlled corporation	75,123,669	10.99%
LSBJ Holdings Limited[3]	Beneficial owner	46,003,444	6.73%

REPORT OF THE DIRECTORS

Notes:

1. CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

2. PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

3. LSBJ Holdings Limited is 100% beneficially owned by Mr. Lau Hing Tat Patrick. Accordingly, Mr. Lau Hing Tat Patrick is deemed to be interested in the shares of the Company held by LSBJ Holdings Limited under the SFO.

Short position in the shares

Name of shareholder	Capacity/nature of interest	Number of shares	Approximate % of shareholding
The Bank of New York Mellon	Interest of controlled corporation	152,556,160	22,32%
The Bank of New York Mellon	Beneficial owner	152,556,160	22,32%

SHARE OPTION SCHEME

The Company has adopted one share option scheme (the "Share Option Scheme") on 3 June 2014 which became effective on 25 June 2014.

On 24 March 2022, an ordinary resolution of the Company was passed at the Company's extraordinary general meeting to approve the refreshment of the mandate of the Share Option Scheme ("Refreshed Scheme Mandate Limit") pursuant to which the Board may grant share options to eligible participants under the Share Option Scheme to subscribe for up to 10% of the shares in issue as at the date of the Company's extraordinary general meeting (i.e. 51,150,153 shares).

During the year ended 31 December 2022, there were no share options granted, cancelled or lapsed. On 10 May 2022, 11 May 2022, 6 June 2022 and 30 November, 2022 the share option holders exercised their share options under the Company's share option scheme, the Company allotted and issued 4,000,000, 5,961,538, 2,038,462 and 3,822,308 shares, respectively. As at 1 January and December 2022, the Company had 25,500,000 and 9,677,692 share options, respectively, outstanding under the Share Option Scheme.

The number of option Shares available for grant under the Share Option Scheme at the beginning and end of the year ended 31 December 2022 were 210,000 Shares and 51,150,153 Shares respectively.

Summary of the Share Option Scheme

1.	Purposes	To provide incentives and rewards to eligible participants who contribute to the success of the Group's operations.
2.	Qualifying participants	Any director, including independent non-executive director, of the Company and any entity in which the Group holds at least 20% of its shares (the "Invested Entity"), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company's subsidiaries.
3.	Maximum number of shares	The initial maximum number of unexercised share options permitted to be granted under the Share Option Scheme on its adoption is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue as at the listing date (i.e. 40,000,000 shares). On 24 March 2022, an ordinary resolution of the Company was passed at the Company's extraordinary general meeting to approve the Refreshed Scheme Mandate Limit pursuant to which the refreshed maximum number of unexercised share options permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue as at the date of the Company's extraordinary general meeting (i.e. 51,150,153 shares).
4.	Maximum entitlement of each participant	The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting. Any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in a general meeting.
5.	Option period	The exercise period of the share options granted is determinable by the Board which shall not exceed ten years from the offer date subject to the provisions of early termination thereof. There is no minimum period for which a share option must be held before it can be exercised.
6.	Acceptance of offer	The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee.
7.	Exercise price	The exercise price of share options is determinable by the Board, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.
8.	Remaining life of the scheme	It shall be valid and effective for a period of 10 years commencing on 3 June 2014.

All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

REPORT OF THE DIRECTORS

More details of the share options under the Share Option Scheme are set out in note 33 to the consolidated financial statements in this annual report.

A summary of the movements of the outstanding share options during the year ended 31 December 2022 are as follows:

| | | | | | Number of Share Options | | | | |
Grantees	Date of grant	Vesting date	Exercisable period	Exercise price (HK$)	As at 01/01/2022	Granted	Exercised	Cancelled/ Lapsed	As at 31/12/2022
Directors									
Lau Hing Tat Patrick[1]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	4,000,000	–	–
Chan Yick Yan Andross[2]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	4,000,000	–	–
Tian Ming[4]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Yang Liu[5]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	3,822,308	–	177,692
Qiu Bin	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	4,000,000	–	–
Tu Wenzhe[3]	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	4,000,000	–	–	–	4,000,000
Employee(s)									
Other employee(s)	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	1,500,000	–	–	–	1,500,000
Total					25,500,000	–	15,822,308	–	9,677,692

Notes:

1. Mr. Lau Hing Tat Patrick was also a substantial shareholder of the Company during the year.

2. Mr. Chan Yick Yan Andross was also the chief executive officer and a substantial shareholder of the Company during the year.

3. Mr. Tu Wenzhe ceased to be a director on 5 August 2021.

4. Mr. Tian Ming ceased to be a director on 28 December 2021.

5. Mr. Yang Liu ceased to be a director on 29 June 2022.

6. The closing price of the Shares immediately before the date on which the options were granted was HK$0.6.

7. No share options were cancelled or lapsed during the year.

Save as disclosed above, at no time during the year under review was the Company or its subsidiaries a party to any arrangement that enabled the Directors or any of their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SHARE AWARD SCHEME

On 21 August 2014, the Company adopted a share award scheme (the "Share Award Scheme"). The principal objectives of the Share Award Scheme are (i) to recognise the contributions by employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group. Details of the Share Award Scheme were set out in the announcements of the Company dated 21 August 2014, 5 January 2015 and 7 September 2015.

Summary of the Share Award Scheme

1.	Purposes	(i) to recognise the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group
2.	Qualifying participants	Any employee (including without limitation, any executive director) of any member of the Group
3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the Share Award Scheme (i.e. 40,000,000 shares)
4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time
5.	Vesting period	Subject to the terms and condition of the Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein
6.	The amount payable on acceptance of the award	Nil
7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 21 August 2014

On 28 January 2021, 9,931,275 Shares were granted, accepted and vested to certain directors and other participants, which represented approximately 2.06% of the Company's shares in issue at that date. The fair value of the Shares granted was approximately HK$5.9 million.

For the year ended 31 December 2022, the Group recognised expenses of approximately HK$nil (2021: HK$5.9 million) in the statement of profit and loss. Movements of the Share Award Scheme are also set out in note 32 to the Consolidated Financial Statements in this annual report.

There were no share awards granted during the year ended 31 December 2022. No unvested share awards were outstanding as of 31 December 2022.

The number of award shares available for grant under the Share Award Scheme at the beginning and end of the year ended 31 December 2022 were 19,241,000 shares and 19,241,000 shares respectively.

More details of the share awards under the Share Award Scheme are set out in note 32 to the consolidated financial statements in this annual report.

REPORT OF THE DIRECTORS

2023 SHARE AWARD SCHEME

On January 9, 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

Summary of the 2023 Share award scheme

Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023 and circular dated 12 January 2023.

EIL SHARE AWARD SCHEME

On 19 January 2021, Earthasia (International) Limited ("EIL"), an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the "EIL Share Award Scheme"). The purposes and objectives of the EIL Share Award Scheme are to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL and its subsidiaries (the "EIL Group") and to attract suitable personnel for further development of the EIL Group. Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

Summary of the EIL Share Award Scheme

1.	Purposes	to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL Group and to attract suitable personnel for further development of the EIL Group
2.	Qualifying participants	(i) any individual being an employee (including without limitation any director) of any member of the EIL Group; (ii) any agent or consultant to the EIL Group; and (iii) any business or joint venture partner, contractor, any party providing advisory, consultancy, professional services to the EIL Group, or any other persons who have contributed or may contribute to the operation and development of the EIL Group
3.	Maximum number of shares	Not exceeding 10% of the shares of EIL ("EIL Shares") in issue as at the date of adoption of the EIL Share Award Scheme (i.e. 500 EIL Shares)
4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of EIL from time to time
5.	Vesting period	Subject to the terms and conditions of the EIL Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded EIL Shares on such participant as specified in the EIL Share Award Scheme and the grant notice
6.	The amount payable on acceptance of the award	HK$1.00 per awarded EIL Share
7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 19 January 2021

On 28 January 2021, 100 shares were granted, accepted and vested to certain directors. Earthasia (International) Limited has allotted 100 new shares under the EIL Share Award Scheme, which represented approximately 1.96% of its enlarged shares in issue at that date. The fair value of the shares granted was approximately HK$0.5 million.

For the year ended 31 December 2022, the Group recognised expenses of approximately HK$ nil (2021: HK$0.5 million) in the statement of profit and loss.

The number of award EIL Shares available for grant under the EIL Share Award Scheme at the beginning and end of the year ended 31 December 2022 were 400 EIL Shares and 400 EIL Shares respectively.

More details of the EIL share awards under the EIL Share Award Scheme are set out in note 32 to the consolidated financial statements in this annual report.

There were no EIL share awards granted during the year ended 31 December 2022. No unvested EIL share awards were outstanding as of 31 December 2022.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transaction

Save for the continuing connected transactions as disclosed below, during the year ended 31 December 2022, the Group has not carried out any connected transactions that are not exempt from annual reporting requirement in Chapter 14A of the Listing Rules.

Continuing connected transactions

The Group has entered into the following non-exempted continuing connected transactions:

During the year ended 31 December 2022, the Group had conducted the following connected transactions and continuing connected transactions, certain details of which are disclosed in compliance with the requirements of Chapter 14A of the Listing Rules.

Transactions	2022 HK$'000	2021 HK$'000
Non-exempt continuing connected transactions		
(i) Contract revenue from Pubang, a substantial shareholder of the Company	**174**	507
(ii) Subcontracting and referral fee to Pubang	—	—

Details of the continuing connected transactions in relation to the renewed cooperation agreement entered into between the Group and Pubang Landscape Architecture Company Limited (廣州普邦園林股份有限公司) have been disclosed in the announcements of the Company dated 14 March 2017 and 17 December 2019. The continuing connected transactions did not exceed the approved annual cap. Following the expiry of the cooperation agreement on 31 December 2022, no renewal has been made in relation to the continuing connected transactions with Pubang.

REPORT OF THE DIRECTORS

Annual review of the continuing connected transactions

The Directors (including all independent non-executive Directors) have reviewed the continuing connected transaction and confirmed that this transaction was entered into:

(1)   in the ordinary and usual course of business of the Group;

(2)   on normal commercial terms or better; and

(3)   in accordance with the relevant agreement governing it and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unqualified letter containing the auditor's findings and conclusions in respect of the continuing connected transactions disclosed by the Group in accordance with Main Board Listing Rule 14A.56. A copy of the auditor's letter has been provided by the Company to the Stock Exchange.

RELATED PARTY TRANSACTIONS

Details of the related party transactions undertaken by the Group in its normal course of business are set out in note   39 to the consolidated financial statements in this annual report. For those related party transactions which constituted connected transactions or continuing connected transactions under the Listing Rules, they are set out in the paragraph headed "Connected Transactions and Continuing Connected Transactions" of this report. It has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this annual report, at least 25% of the Company's total issued share capital was held by public as required under the Listing Rules.

AUDITOR

The consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards for the three years ended 31 December 2020, 2021 and 2022 were audited by Crowe (HK) CPA Limited ("Crowe").

Crowe will retire and being eligible, offer themselves for re-election. A resolution for the reappointment of Crowe as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board **Lau Hing Tat Patrick, JP**
Chairman

Hong Kong, 30 March 2023

ENVIRONMENTAL,
SOCIAL
AND GOVERNANCE
REPORT




ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

TABLE OF CONTENTS

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.   ABOUT THIS REPORT

1.1.   About the Group

Graphex Group Limited (formerly known as "Earthasia International Holdings Limited") ("Graphex" or the "Company") and its subsidiaries (collectively the "Group" or "we", "our") conduct graphene processing in the People's Republic of China ("PRC"), as well as landscape architecture businesses in Hong Kong and PRC. More than ten offices were established in Mainland China and Hong Kong for our professional landscape business. The Group has obtained dual qualifications in Category A of Specific Landscape Engineering Design Qualification in landscape architecture from the Ministry of Housing and Urban-Rural Development   of the PRC through two subsidiaries respectively in January and April 2019; the qualification allows the Group to undertake any specific landscape engineering design without restriction over project type or scale. Graphex believes that landscape design is intricately connected to sustainability and will continue to support sustainability through professional environmental design.

1.2.   About the Report

The seventh Environmental, Social and Governance ("ESG") Report of the Company (the "Report") continues to fulfil its ESG commitments by reporting the Group's up-to-date policies, measures and performances to allow stakeholders to understand the Group's direction of development. The Report is prepared in both   the Chinese and English, and both versions of the Report have been uploaded to the websites of the Stock Exchange of Hong Kong ("SEHK") and the Group: www.graphexgroup.com. Details regarding the Group's corporate governance are provided in the Corporate Governance Report section of the Annual Report.

1.3.   Reporting Boundary

The Report focuses on the Group's ESG performance between 1 January 2022 and 31 December 2022 (the "reporting period"). The reporting boundary includes the operations of landscape architecture business in   all offices of the Group in Hong Kong and Mainland China and the graphene business in all offices in Hong Kong and US and the main graphene manufacturing facility in Heilongjiang Province, PRC.

Business segment	Entities in Reporting boundary
Graphene manufacturing	Hong Kong office, US office, Heilongjiang facility
Landscape architecture	Hong Kong office, Shenzhen office, Guangzhou office, Beijing office, Changsha office, Shanghai office, Wuhan office, Xiamen office, Changchun office, Qingdao office

1.4. Reporting Standard

1.4.1. The Report adheres to the four Reporting Principles (i.e. Materiality, Quantitative, Balance and Consistency) stated in the Environmental, Social and Governance Reporting Guide (the "Guide"). On the basis of 'comply or explain' provisions, important 'recommended disclosures' in the Guide have also been selected into disclosure for enhanced reporting contfents.

1.4.2. In preparation of this Report, due diligence has been taken to adhere to the Reporting Principles stipulated in the ESG Reporting Guide:

- "Materiality"– The materiality assessment detailed on page 71 has ensured the Report addresses the most material ESG topics pertaining to our businesses.

- "Quantitative"– The Report strives to disclose quantitative metrics and related targets whenever possible, to demonstrate our impact.

- "Balance"– The Report presents an unbiased representation of our ESG management approach and performance. It avoids misleading omissions and presentation.

- "Consistency"– Whenever deemed material, the Report details the standards, tools, assumptions and/or source of conversion factors used, as well as explanations of any inconsistencies to previous reports.

1.5. Confirmation and Approval

1.5.1. Information contained in this Report was sourced from official documents and statistical data of the Group, and from managerial and operational information aggregated in accordance with systems of the Group. The Report was approved by the Board of Directors (the "Board") on 30 March 2023.

1.6. Opinion and Feedback

The Group welcomes any comments or suggestions from stakeholders on its ESG performance. Please contact the Graphex Company Secretary via the channels below:

Address: 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
Phone: 2559 9438
Fax: 2559 9841

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2.   OUR ESG APPROACH

2.1.   Governance Structure

The Board of Graphex is responsible for the development of the Group's strategy, the supervision of its environmental and social performances and to ensure an effective and sound internal control and risk management system are in place. Through the director's committees, the Board formulates the strategies, supervises the implementation and to lead and guide the management. The Board delegates the power   and duties to the management to supervise the Group's management, execution and administration. Under the leadership of the Chief Executive Officer ("CEO"), the management is responsible for the day-to-day operation, implementation of strategies approved by the Board and regular reporting to the CEO. The CEO then reports the progress of the approved strategies and the Group's development to the Board.

2.2.   Stakeholder Engagement

We have always valued stakeholder engagement. Stakeholders' views and suggestions on the Group's ESG performance have been sought through organising various events throughout the reporting period. The Group believes that stakeholder engagement can help the Group to better identify risks and opportunities of different ESG aspects, and lead to refined management policies and practices. Stakeholder communication during the reporting period included:

Internal stakeholders	External stakeholders
Employees	Investors and shareholders, suppliers, the general public and communities, professional associations, government departments and other public bodies

Means of stakeholder engagement:
Regular meetings, emails, shareholder meetings, public consultations, internship programmes, industry conferences, community events, etc.

2.3. Materiality Assessment

2.3.1. In 2020, the Group commissioned an external consultant to conduct a materiality assessment to identify the top ESG-related topics material to our operations. The assessment consists of three stages:

- Stage 1 "Identification"– Taking into account of the industry landscape, a total of 21 potential material ESG topics were identified based on the content of the ESG Reporting Guide.

- Stage 2 "Ranking"– In order to rank the materiality of the ESG topics, an online survey was distributed to internal and external stakeholders that asked them to score the importance of the topics to the Group's long-term business development.

- Stage 3 "Disclosure"– The ranked topics identified were presented to the ESG Committee of   the Company for validation and discussion, prior to approval by the Board. This report focuses   on the disclosure of these ESG-related issues identified material by the stakeholders. This report discloses the corresponding management approach, initiatives and performance of each topic. The Group shall continue to further engage with the stakeholder groups, in order to gain a more comprehensive perspective on the materiality of the ESG-related issues.

2.3.2. Based on the survey results, the top three ESG-related topics in each category were as follows:

Category	ESG-related topics
Environmental	Responding to climate change risk
	Energy management
	Water management
Social	Employment practices
	Safe and healthy working environment
	Training and development
Governance	Anti-corruption
	Protecting customer privacy
	Protecting intellectual property rights

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.   **AWARDS & RECOGNITION**

As a testament to our continuous strive towards operational excellence, we have received the following awards and honours during the reporting period:

Award name	Project	Award issuer
QS Awards (Innovation) 2022 – Silver	Central Market, Hong Kong	The Hong Kong Institute of Surveyors (HKIS)
Special Architectural Award – Heritage & Adaptive Re-use 2022	Central Market, Hong Kong	The Hong Kong Institute of Architects (HKIA)
The Hong Kong Institute of Planners (HKIP) Awards 2021 – Silver Award	Central Market, Hong Kong	The Hong Kong Institute of Planners (HKIP)
Urban Design Awards 2021 – Built Project Merit Award	Advance Promenade from Central & Western District Promenade (Central Section) to the Hong Kong Convention and Exhibition Centre, Hong Kong	Hong Kong Institute of Urban Design (HKIUD)
Second-class Award in Design & Planning 2022	Wuxi Fund PARK, Wuxi	Chinese Society of Landscape Architecture (CHSLA)
Science and Technology Progress Award 2022	Wuxi Fund PARK, Wuxi	Chinese Society of Landscape Architecture (CHSLA)
Master Planning – Platinum Winner 2022	Huangjinyuan River Park Landscape Concept Planning Project, Changsha	MUSE Creative Awards
Concept Design – Gold Winner 2022	Huangjinyuan River Park Landscape Concept Planning Project, Changsha	MUSE Creative Awards

4. RESPONSIBLE FOR OUR OPERATIONS

The Group is committed to business ethics and responsible service delivery. Through a sound operational system, the Group has therefore put in place a series of policies and measures on supply chain management, product responsibility and anti-corruption to safeguard the brand and market performance.

4.1. Product and Service Quality & Safety

4.1.1. Graphene segment

Graphene, a thin layer of pure carbon atoms, is the thinnest and hardest nanomaterial known at present. With high thermal and electrical conductivity and excellent light transmission, it has broad application potential in electronics, optics, magnetism, biomedicine, catalysis, energy storage and sensors, as well as many other fields. To manufacture this "Black Gold', spherical and micronized graphite is needed as input material. As a leader in the graphite processing industry in China, the Group's Heilongjiang facility is engaged in the deep processing of raw graphite material (flake graphite and semi-spherical graphite) to spherical and micronized graphite. The facility ensures product quality through systematic control measures throughout the processing stages, while the safety of workers is safeguarded through safety policies (See Section: Employee Health & Safety).

4.1.2. Landscape architecture segment

The Group's landscape architecture segment operates by the Quality Management Manual in accordance with ISO 9001:2015 to enhance the management of design or services. In order to ensure that the final design meets the requirements of various stakeholders, the Group holds project meetings occasionally to understand the needs and suggestions of all parties and strictly complies with national and regional legal requirements in the project design process. The Group's management also reviews the status of projects from time to time to ensure that workflow is in accordance with relevant regulations. In future, the Group will also collect customer feedback and suggestions through the customer satisfaction survey and carry out improvement work based on customers' feedback to improve the quality of projects and services.

4.1.3. All of the Group's landscape design work complies with relevant national or regional laws, regulations and guidelines (e.g. the Civil Engineering and Development Department's Guidelines on Safe Access   for Slope Maintenance; the Architectural Services Department's Guidelines on Universal Accessibility for External Areas, Open Spaces and Green Spaces; and the GLTM Section's Proper Planting Practices and other latest relevant landscape and tree risk assessment guidelines) to ensure that the requirements on design safety and community health impacts are met.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.2. Supply Chain Management

4.2.1. The Group attaches importance to the management of environmental and social risks in the supply chain and encourages suppliers to be environmentally and socially responsible. The Group has developed the Office Handbook, the Code of Conduct and the ESG Policy to standardise the Group's supplier selection process.

4.2.2. Currently, the Group's suppliers are mainly suppliers of raw graphite material, travel agencies, professional services, and food suppliers. For office procurement matters, relevant staff should fill in the Purchase Requisition Form and submit it to the Administration Department for confirmation before the procurement. Additionally, the Group also assesses suppliers on an ad-hoc basis to ensure that they comply with the Group's environmental and social requirements. The landscape architecture segment strives to maximise the use of low-carbon and non-hazardous material in their designs. With regards to the management of social risks of its supply chain, the Group strictly prohibits any individuals or organisations that are related to the Group, including suppliers, to offer employees illegal benefits which can affect their business decision-making. Offenders should be disqualified from supplier list.

4.3.3. The number of suppliers by countries or regions is presented as follows:

	Hong Kong	Mainland China
Number of suppliers	5	44

4.3. Customer Privacy

4.3.1. The Group's Office Handbook stipulates that, all employees are prohibited from disclosing customers' information, including but are not limited to customers' names, contact numbers and addresses, to any third parties without the consent of the employer or the Group. The Company also protects the personal data of its employees as required by the code of practice obligations and has set out the Company's Privacy Policy in its Office Handbook.

4.4. Intellectual Property Rights

4.4.1. The Group undertakes to sign non-disclosure agreements with its clients in the course of cooperation to ensure the intellectual property rights of both parties are not infringed. For the time being, the Group's operations do not involve matters relating to product advertising, labels using and customer complaints. The Group will update the relevant policies in accordance with its business development in a timely manner.

4.5. Anti-corruption

4.5.1. The Group understands anti-corruption is not only a social expectation towards corporations, but also an important way for corporations to undertake social responsibility. Through the formulation of the Code of Conduct, the Group is committed to fight against corruption.

4.5.2. As stated in the Code of Conduct, the Group strictly prohibits any bribery or corruption. All employees are forbidden to accept benefits from third parties individual or organisation. Under certain circumstances, employees can accept promotional gifts, souvenirs or holiday gifts (not exceeding HKD500). Should the employees violate the above rule, they may face prosecution or internal disciplinary action. The Group reviews the implementation of this policy statement periodically and ensures that it is being put into practices.

4.5.3. In this reporting period, the Group has not held any anti-corruption training for directors nor general staff due to the COVID-19 pandemic. The Group is planning to resume anti-corruption training in 2023 to enhance awareness and knowledge on anti-corruption.

4.6. Community Development

4.6.1. The Group understands that the development of a corporation cannot be achieved without the support from local communities. Through the formulation of the ESG Policy, the Group strives to offer more support to local communities in which it operates. The Group's vision on community development is to lead the new generation of integrated recreation, care community development in order to solve the severe problem of aging society; and provide inspirational children's play facilities and a family-oriented leisure ambience. We have already designed several recreation-care communities in the PRC which complements Graphex's vision and design concept.

4.6.2. In addition, we strongly support educational and community development. During the reporting period, Graphex invited 9 university students to intern at the Group, strengthening their skills and business capacity in landscape design and helping them adapt to the needs of the community.

5. CARE FOR OUR EMPLOYEE

Graphex believes that a good employment environment is one of the key steps in promoting the Group's sustainable development. The Group is committed to creating a safe and comfortable working environment for its employees, providing a sound career development system to ensure all employees are respected and motivated.

5.1. Employment Practices

5.1.1. A sound employment system is not only the key to attract talents, but also an important security for employee's rights and interests. The Group has formulated the ESG Policy, Office Handbook and the Staff Handbook adopted by all operational sites to improve the Group's regulations on remuneration and dismissal, recruitment and promotion, working hours, leave, equal opportunities and anti-discrimination, diversity and other benefits.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Details of the above policies include:

Remuneration and dismissal	Recruitment and promotion	Working hours
The employment contract signed by each employee of the Group must clearly specify the remuneration package of the position and set out the termination procedures and conditions of dismissal (e.g. serious misconduct). Each site of operation also has its own Staff Handbook, which is updated in a timely manner. For example, the Staff Handbook states that the employee's wages include basic wages, position pay, and overtime pay; if a regular employee resigns, the resignation application should be filled out 30 days in advance and reported to all levels of management for approval.	The Group's management conducts an annual performance review of its staff and determines the promotion based on their performance. In addition, the Staff Handbook states that recruitment is based on the principle of "open recruitment, merit-based selection"; promotion decisions are based on daily performance and are reviewed by the Human Resources Department and approved by the general manager.	The Group's normal working hours are 8 hours per day, 5 days per week, with a 1-hour lunch break.

Leave	Equal opportunities and anti-discrimination	Diversity
The Group strictly follows the relevant local laws and regulations in the respective sites of operation and makes reasonable arrangements for employees' holidays, such as annual leave and sick leave.	The Group is committed to providing fair employment opportunities for all employees and prohibits all forms of discrimination and harassment on the basis of race, skin colour, religion, sex, physical condition, marriage and family and national origin. The Company has equal opportunities clauses contained in the Office Handbook.	The Group is committed to creating an atmosphere of diversity in the workplace and encouraging the employment of staff from diverse backgrounds.

Other benefits	Prevention of child labour	Prohibition of forced labour
The Group has provided additional benefits to its employees, including medical insurance and overtime subsidies.	The Group is committed to prevent child labour in the workplace. Child workers should leave the workplace as soon as they are discovered, and their contracts should be terminated.	The Group ensures all employment relationships are voluntary and prohibits any forms of forced labour.

5.2. Employee Development and Training

5.2.1. It is important for employees to enhance their working skills for the development of their future career paths. The Group values the development of its employees and provides training opportunities in order to support them in gaining knowledge and skills on performing relevant jobs. Such trainings are managed through the ESG Policy.

Training activity	Performance review
During the reporting period, the Group's employees received induction training and technical training on topics such as building information modelling.	The Group conducts an annual performance review to assess the performance of its employees and to serve as a basis for determining their future promotion and direction of training.

During the reporting period, the Group has achieved the following indicators of employee development and training:

Number and percentage of staff that received training	2022	2021
Number of staff that received training	129	190
Percentage of staff that received training	41%	52%

Number of staff that received training by employment category	2022	2021
Chief executive	0	0
Management	12	25
General staff	117	165

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Number of staff that received training by gender	2022	2021
Male	58	85
Female	71	105

5.3. Employee Health and Safety

5.3.1. The Group places the health and safety of its employees as top priority. At our graphene processing plant, our safety policy governs the mechanisms in place to ensure occupational risks are minimized. The following outlines major safety protocol and measure the plant implements:

Worker safety	Storage safety
All new workers at the processing plant is required to receive and pass the three-tier safety training. For personnel in charge of critical equipment and facilities, they are required to obtain operating certificates in accordance with relevant national regulations. To protect workers against dust hazards, the plant adopts the latest technology, such as a negative pressure system that ensures the effective delivery of fresh air. All personal protection equipment (PPE) provided to employees meet national or industry standards.	The input material required for operations are stored in special areas that meet relevant conditions, such as in terms of sun and moisture protection, ventilation, lightning protection, anti-static features etc. The storage areas are equipped with fire-fighting equipment and communication and alarm devices.

Equipment safety	Accident prevention
The input, intermediate and output products used in the operation process generates graphite powder. Although there is no risk of dust explosion, it is able to penetrate surrounding electrical equipment and cause short circuits and electric shock accidents. Thus, all electrical equipment in the vicinity are inspected and cleaned frequently to prevent such damage. The mechanical equipment used during operations are mainly high-pressure centrifugal fans, shut-off fans, filter presses, automatic packaging machines, etc., which are all qualified products with safety protection devices.	The plant has established safety prevention mechanisms at all levels. Front-line workers have reporting channels available to report potential safety issues in a timely manner. Safety management personnel ensure the reported issues are addressed and rectified by the maintenance team. In addition, the safety team engages in regular safety risk assessments to identify and mitigate potential safety hazards. In the event of an accident, the emergency plan is immediately activated and each case is investigated thoroughly to identify the root causes to avert against similar cases in the future.

5.3.2. At our offices, the Staff Handbook gives guidance to employees on handling occupational safety matters. For example, if old, worn or loose wiring is spotted, the relevant personnel should immediately notify the department head or an electrician; if an accident occurs, the relevant personnel should immediately notify the general manager and personnel department and escort the injured to the hospital.

5.4. COVID-19 measures

5.4.1. In response to the COVID-19 outbreak, we have taken a range of actions and measures to ensure business resilience, as well as ensure the safety of our employees and customers. The actions we implemented include but are not limited to:

- We integrated pandemic risks into the enterprise risk management mechanism. We constantly explore diversified businesses to avoid concentration in few business sectors or regions. Moreover, we included COVID-19 reporting and management guidelines in business continuity plans.

- We embraced new communications technologies to facilitate seamless communication for business continuity. During the reporting period, we have made extensive usage of the Zoom infrastructure.

- We provided protective and disinfection products such as face masks, alcohol-based hand sanitisers, bleach, cleansers and gloves at the workplace.

- We adopted special work arrangements, such as work-from-home policies and/or flexible working hours (to avoid peak hour travelling).

5.5. Staff Welfare Activities

5.5.1. Graphex holds activities for staff from time to time, to enhance employee well-being and sense of belonging in the company, we hold activities during festivity and birthday celebrations. The following lists some of the activities that were held this year:

- Mid-Autumn Afternoon Tea Party – A small table tennis competition was held and awards were given to the top three winning teams. Afternoon tea and snacks were provided and enjoyed.

- Halloween party – This is an annual tradition at Graphex where our design-oriented employees can showcase their creative flair by decorating the office. Halloween cakes and food were served.

- Birthday Party-cum-Happy Hours

- Christmas party – A festive event with plenty of food and drinks, lucky draw, gift exchange and games.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6. CONCERN ABOUT OUR ENVIRONMENT

The Group is dedicated to mitigating the negative environmental impacts associated with its operation. As a result, the Group places high importance on the environmental management of its operation, where the ESG policy sets out the Group's management approach on use of resources, emission management, natural resources and climate change.

6.1. Reasonable Use of Resources

6.1.1. The Group is committed to maximising resources use and conservation to the utmost. The following are the measures of resource conservation:

Resource type	Measures of conservation

Electricity	• Air-conditioning
	   o Set the air-conditioning temperature to 24 to 26 degrees Celsius.
	   o Regular maintenance of air-conditioning to ensure its efficient operation;
	   o Set the air-conditioning system to auto off mode after 6:30 pm each day;
	• Computer
	   o Set the computer monitor to the appropriate brightness and automatically go into hibernation if it is unused for a long period of time;
	• Light
	   o Turn off the light outside the lobby area after 6:30 pm each day; and
	   o Turn off the light of individual work area when leaving the office.

Gasoline	• Encourage staff to choose event venues nearby to reduce long distance travel.
Paper	• Use recycled paper or FSC-certified paper for office use; and • Encourage staff to use electronic communication tools for communication and reduce paper use; and • Install a smart printing system to the two printers in Hong Kong office to reduce paper usage and encourage staff awareness of unnecessary paper consumption.
Water	• Install a water tap sensor to automatically control the switch; and • Check the working condition of the faucet regularly, and report and repair in a timely manner if any problems were found.

6.1.2. To reduce energy consumption and raise awareness of energy conservation, we will continue to implement energy efficiency measures in our factories and offices. During the reporting period, the operations of our graphene and landscape architecture consumed an equivalent of 1,011.4 MWh of energy, with the graphene segment contributing 66 % of total energy consumption. We will continue to evaluate effectiveness of our measures of conservation to further reduce energy use.

Energy consumption		Unit	2022	2021	2022	2021
			Graphene		Landscape	
Direct energy	Gasoline	MWh	0	0	28.3	103.5
Indirect energy	Electricity	MWh	666.1	233.3	317	402.9
	Heat	MWh	0	0	0	0.004
Total energy consumption		MWh	666.1	233.3	345.3	506.4
Gross Floor Area (GFA)		m²	2,423.18	2,275	3,343.84	3,992
Energy intensity (per Gross Floor Area)		MWh/m²	0.27	0.10	0.1	0.13

6.1.3. During the reporting period, the Group consumed a total of 820 m³ of water for its landscape business segments. Regarding our graphene segment, no data is available as we withdraw groundwater from a local well, rather than from municipal supplies.

The coming year, the Group shall aim to set up systems to measure the groundwater withdrawal. The Group targets to identify the causes of high rates of water consumption and take remedial action to minimise the use of water.

Water consumption	Unit	2022	2021	2022	2021
		Graphene		Landscape	
Total water consumption	m³	N/A	N/A	820	1,191
Water intensity	m³/m²				
(per Gross Floor Area)		N/A	N/A	0.25	0.3

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.2. Greenhouse gas (GHG) emissions

6.2.1. In support for the Paris Agreement goal of limiting global warming, the Group aims to reduce GHG emission intensity in the future.

6.2.2. Our carbon footprint has been quantified as below, with reference to the Guideline compiled by the Environmental Protection Department and Electrical and Mechanical Services Department of Hong Kong and the GHG Protocol.

6.2.3. During the reporting period, the Group's total GHG emissions amounted to 642.2 tonnes of carbon dioxide equivalent (tCO_2e), with the Graphene segment contributing 61%. Scope 1 emissions contributed 1%, which includes fuel use from vehicles. Scope 2 emissions included indirect GHG emissions from electricity and heat purchased, which accounted for 91%. For Scope 3, the Group included indirect emissions from business travels of its employees, which accounted for 8%.

GHG emissions		Unit	2022	2021	2022	2021
			Graphene		Landscape	
Scope 1	Stationary combustion	tCO_2e	**0**	0	**0**	0
	Mobile combustion	tCO_2e	**0**	0	**7.8**	26.1
Scope 2	Electricity	tCO_2e	**387.7**	142.9	**193.6**	253.1
	Heat	tCO_2e	**0**	0	**0**	8.7
Scope 3	Business travels	tCO_2e	**5.5**	0	**47.6**	112.3
Total GHG emissions		tCO_2e	**393.2**	142.9	**249**	400.2
GHG intensity (per Gross Floor Area)		tCO_2e/m^2	**0.16**	0.06	**0.07**	0.1

6.3. Air Emissions

6.3.1. The major air pollutants that are released from the Group's operations includes nitrogen oxides ("NOx"), sulphur oxides ("SOx"), and respirable suspended particulates ("RSP") from the use of vehicles and natural gas. For the graphene factory, the major air pollutants generated are acid and vapour discharged from the reactor. The exhaust gas is collected by an acid mist absorption tower, where the acidic components are removed by spraying with alkaline solution.

Air emissions	Unit	2022	2021	2022	2021
		Graphene		Landscape	
Nitrogen oxides (NOx)	kg	**0**	0	**2.45**	7.31
Sulphur oxides (SOx)	kg	**0**	0	**0.04**	0.16
Respirable suspended particulates (RSP)	kg	**0**	0	**0.18**	0.34

6.3.2. The Group is working towards improving our the performance on reducing air emissions, the Group is actively including studying the feasibility in monitoring air quality and encouraging employees to use public transport and other low-carbon emission travel methods, we aim to lower the air emissions year by year. We have encouraged our staff especially the senior staff to take public transport, while special permission is required from director for staff who request to use the company car for field trip.

6.4. Waste

6.4.1. During the reporting period, the Group generated a total of 13,035,260 kg of hazardous waste, which was composed of waste chemicals and graphite residues from graphite processing, as well as waste batteries and electronic equipment. All hazardous waste are handled by authorised contractors according to local regulations, while graphite residues were resold to third-parties for re-use/recycling. With regard to non-hazardous waste, the Group generated a total of 3,642.8 kg that was composed of general waste and recycled metal, plastic and paper.

Waste generated	Unit	2022	2021	2022	2021
		Graphene		Landscape	
Hazardous waste	kg	**13,035,260**	26,756,620	**0**	0
– Recycled	kg	**12,927,530**	26,596,370	**0**	0
Hazardous waste intensity	kg/m^2				
(per Gross Floor Area)		**5,379.4**	11,761	**0**	0
Non-hazardous	kg	**382**	249	**3,261**	5,752
– General waste	kg	**382**	249	**2,539**	4,802
– Recycled	kg	**0**	0	**722**	950
Non-hazardous waste intensity	kg/m^2				
(per Gross Floor Area)		**0.16**	0.11	**0.98**	1.46

6.4.2. In the graphite processing facility, another solid waste generated is sewage sludge separated after the neutralisation of the sewage. A sewage treatment station was built for the neutralisation treatment, where some of the treated wastewater is reused and some would be discharged. The sludge is collected and used for brick burning or road paving to avoid disposal and wastage.

6.4.3. The Group will continue to reduce hazardous waste and reuse and recycle non-hazardous waste on and off site in the forthcoming year.

6.4.4. In order to reduce non-hazardous waste from source and encourage recycling, the Group has placed recycling bins for waste recycling. Besides, HK office has installed a smart printing system to the two printers where access card is required for print out with restricted no. of printing quota. Printing request will be automatically cancelled if access card is not presented for more than 24 hours. This practice has successfully reduced paper waste production.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.5.   Climate Change

6.5.1. Climate change is a prevalent issue to all sectors and geographical regions. As our operations in the graphene and landscape architecture segment do not involve heavy energy consumption, climate change is not a material risk for Graphex in the short and medium term. Instead, our landscape architecture segment is capturing the greater opportunities present as infrastructure and real estate development seeks to mitigate against extreme weather and sea level rise. Climate risks can be categorised into physical and transition risks.

6.5.2. Physical climate risks

Physical climate risks come in the form of extreme weather conditions in greater frequency and intensity, as well as rise in sea level. The Group has established business continuity protocol in the case of extreme weather, including typhoons. Our offices have not experienced any significant extreme weather-related impact so far, but a deep climate risk assessment for the graphene manufacturing facility should be considered as it is a critical facility to Graphex.

6.5.3. Transition climate risks

Transition climate risks are the evolution of the regulatory, technological and market landscape due   to climate change action. With regard to Graphex's operations, the most imminent climate-related regulation is the Municipal Waste Charging Scheme to be effective next year in Hong Kong. The regulation is seeking to alleviate burden on landfills and the associated carbon emissions. Graphex   shall ensure all its Hong Kong offices, as a minimum, have robust recycling systems in place. In terms   of opportunities, Graphex's landscape architecture segment can capture the growing market for low- carbon and climate-robust infrastructure and properties. Case studies on page 85 showcase some of our impact-making projects.

6.6.   Protecting the Environment and Natural Resources

6.6.1. Noise

Noise pollution is one environmental impact arising from the graphite processing facility. The major source of noise in the facility is the air compressor, which is installed in an isolated room. To mitigate the impact of noise, the facility selects advanced technology and equipment with low noise. Noise absorption and shock absorbing measures are also implemented. For example, the compressor outlet is equipped with a resistant muffler that reduces the noise level by around 30dB.

6.6.2. Other natural resources

In all landscape design projects, the Group adheres to the principles of protecting natural habitats,   and biodiversity conservation, in order to reduce the impact on natural resources and surrounding environment. In various projects with landscape builders, the Group also promotes the use of renewable energy in all possible circumstances. A complaint mechanism is also established to handle and respond to environmental-related comments and suggestions in a timely manner.

Graphex has been taking the leading role to promote biodiversity and blue-green infrastructure in both our landscape practices and research. In Sept 2020, HK office has applied a funding from Professional Services Advancement Support Scheme of the HK government to conduct a research on HK Urban Landscape Series - Sustainable Urban Streetscapes with an aim to promote the concept of urban forestry, biodiversity and blue-green infrastructure for the industry and the public about the importance to build up a resilient city against climate change. The final report was submitted to CEBD in June 2022 for approval.

6.7.   Case Study 1: Central Market, Hong Kong

6.7.1. The Central Market has a history of more than 80 years and is listed as a Grade III historic building in Hong Kong. It has been part of the collective memories of many Hong Kong citizens. Our Group is   one of the design units of this revitalization project, responsible for the design of landscape and green spaces to create the "Central oasis".

6.7.2. This project is aligned with the following United Nations Sustainable Development Goals:

- Goal 11 (Sustainable Cities and Communities): We have protected buildings of high cultural and historical value via the revitalization project, and have provided green public spaces for all ages to create a sustainable city.

- Goal 13 (Climate Actions): We have set up the Urban Farm Showcase for planting in-season vegetables throughout the year. It will not only raise citizens' awareness of healthy living, but   will also encourage the development of local agriculture. Reducing food miles and hence carbon emissions help to mitigate climate change.

6.7.3. Our team has adopted a variety of strategies to integrate the three thematic elements of "approachable", "energetic" and "gregarious" into the design:

- Approachable: Planting fragrant and familiar native species, including agarwood, white orchid, osmanthus, etc., attracts residents to gather in the Market. Meanwhile, these less eye-catching plants blend well with the simple contemporary-style building, creating a harmonious ambience.

- Energetic: Incorporate an English garden into public spaces of the atrium to tell the history of parks and public spaces in Hong Kong, and attract young entrepreneurs to vitalise the place.

- Gregarious: Create a comfortable working environment for young entrepreneurs with air-purifying plants. Groups and children can transplant plants to the designated areas during their visit to co-create a community garden here.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.7.4. Central Market has won various awards, including "QS Awards (Innovation) 2022 – Silver" (HKIS), "Special Architectural Award – Heritage & Adaptive Re-use 2022" (HKIA), and "The Hong Kong Institute of Planners (HKIP) Awards 2021 – Silver Award" (HKIP).





6.8. Case Study 2: The Central and Wan Chai Promenade, Hong Kong

6.8.1. The Wan Chai Promenade from Tamar in Admiralty to the Hong Kong Convention and Exhibition Centre is located on 7,800 square meters of reclaimed land, linking the harbourfront area of Central and Wan Chai for citizens to enjoy the panoramic view of the Victoria Harbour.

6.8.2. This project is aligned with the following United Nations Sustainable Development Goals:

- Goal 3 (Good Health and Well-Being): We have provided an unconventional free space for improvised games or group activities, expecting to improve physical, mental and social health of users.

- Goal 7 (Affordable and Clean Energy): We have incorporated renewable energy, such as wind power and solar energy, into our design to reduce pollution.

- Goal 15 (Life on Land): We have set up conservation areas to build a favorable habitat for animals, hence maintaining and enriching the local biodiversity.

6.8.3. Our team has adopted a variety of design strategies:

- FunScape: The open lawn with colourful pipes tunneling through grass berms enables children to explore freely, and to create their own play space innovatively.

- Architectural features: In addition to park furniture, sustainable elements, such as a wind-powered lighting system and solar-powered lamps along the walkway, have been added to the area.

- Naturalistic and colourful urban landscape scenario: To match with the dynamic atmosphere of different areas, yellow and orange are mainly used for children's play area, while plants with purple flowers are planted near the Amphitheatre.

- Urban biodiversity: Wildlife-friendly plant species are included to offer food and shelter for different animals, such as birds and insect pollinators, to promote pollination and dispersal.

6.8.4. The Central and Wan Chai Promenade was awarded "Urban Design Awards 2021 – Built Project Merit Award" by the HKIUD.

 



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

7.   KPI SUMMARY

7.1.   Environmental performance

	Unit	**2022**	2021
Air emissions			
NOx	kg	**2.45**	7.31
SOx	kg	**0.04**	0.16
RSP	kg	**0.18**	0.34
GHG emissions			
Total GHG emissions	tCO_2e	**642.2**	543.1
GHG intensity	tCO_2e/m^2	**0.11**	0.10
Hazardous waste			
Total hazardous waste generated	kg	**13,035,260**	26,756,620
Hazardous waste recycled	kg	**12,927,530**	26,596,370
Hazardous waste generated intensity	kg/m^2	**2,260**	4,309
Non-hazardous waste			
Total non-hazardous waste generated	kg	**3,642.8**	6,001
Non-hazardous waste recycled	kg	**722**	950
Non-hazardous waste generated intensity	kg/m^2	**0.63**	0.97
Energy consumption			
Total energy consumption	MWh	**1,011.4**	740
Energy intensity	MWh/m^2	**0.18**	0.12
Water consumption			
Total water consumption	m^3	**820**	1,191
Water intensity	m^3/m^2	**0.14**	0.19

7.2. Social performances

		Unit	2022	2021
	Number of employees			
Overall		Persons	314	364
By gender	Male	Persons	165	191
	Female	Persons	149	173
By employment type	Full-time	Persons	304	355
	Part-time	Persons	10	9
By employment category	Chief executive	Persons	3	3
	Management	Persons	26	33
	General staff	Persons	285	328
By age group	30 or below	Persons	96	158
	31-40	Persons	97	75
	41-50	Persons	58	67
	51 or above	Persons	63	64
By geographical region	Hong Kong	Persons	42	45
	Mainland China	Persons	270	319
	United States of America	Persons	2	0
	Turnover rate			
Overall		%	30.2	24.8
By gender	Male	%	25.1	26.3
	Female	%	35.8	23.2
By age group	30 or below	%	50.2	24.1
	31-40	%	27.8	52.9
	41-50	%	24.2	0
	51 or above	%	6.3	7.5
By geographical region	Hong Kong	%	27.6	40
	Mainland China	%	30.6	22.9
	United States of America	%	40	0
	Percentage of employees trained			
Overall		%	41.1	52.2
By gender	Male	%	45	44.7
	Female	%	55	55.3
By employment category	Chief executive	%	0	0
	Management	%	9.3	13.2
	General staff	%	90.7	86.8

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

		Unit	2022	2021
	Average training hours			
Overall		Hours/person	1.2	1.5
By gender	Male	Hours/person	1.3	1.3
	Female	Hours/person	1	1.7
By employment category	Chief executive	Hours/person	0	0
	Management	Hours/person	2.1	2.3
	General staff	Hours/person	1.1	1.4
	Occupational safety			
Number and rate of work-related fatality		Cases	0	0
Number and rate of work-related injuries		Cases	0	0
Number of days lost due to work injury		Cases	0	0
	Number of suppliers			
Hong Kong		Number	5	5
Mainland China		Number	44	44

8.   COMPLIANCE PERFORMANCE

Aspect	Laws and regulations that may have a significant impact on the Group	Compliance performance
Emissions	Environmental Protection Laws of the PRC; The Law of the PRC on the Prevention and Control of Water Pollution; The Law of the PRC on the Prevention and Control of Atmospheric Pollution; Air Pollution Control Ordinance; Waste Disposal Ordinance; Water Pollution Control Ordinance	The Group did not identify any non-compliance cases in 2022.
Employment	Production Safety Law of the PRC; Prevention and Treatment of Occupational Diseases Law of the PRC; Occupational Safety and Health Ordinance	The Group did not identify any non-compliance cases in 2022.
Health and Safety	Production Safety Law of the PRC; Prevention and Treatment of Occupational Diseases Law of the PRC; Fire Control Law of the PRC; Occupational Safety and Health Ordinance; Employees' Compensation Ordinance	The Group did not identify any non-compliance cases in 2022.
Labour Standards	Labour Law of the PRC; The Law of the PRC on the Protection of Minors; Employment Ordinance; Occupational Safety and Health Ordinance	The Group did not identify any non-compliance cases in 2022.
Product Responsibility	Product Quality Law of the PRC; Patent Law of the PRC; Trade Descriptions Ordinance	The Group did not identify any non-compliance cases in 2022.
Anti-corruption	Anti-Unfair Competition Law of the PRC; Anti-Money Laundering Law of the PRC; Prevention of Bribery Ordinance; Anti-Money Laundering and Counter-Terrorist Financing Ordinance	The Group did not identify any cases of non-compliance nor were there any concluded legal cases regarding corruption practices brought against it or its employees in 2022.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

9. ESG CONTENT INDEX

Aspects/KPI	Description	Section/statement	Page no.
A. Environment			
Aspect A1: Emissions			
General Disclosure	Information on: (a) the policies; and	*Concern about Our Environment*	80
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	91
A1.1	Types of emissions and respective emissions data.	*Air Emissions; KPI Summary*	88
A1.2	Greenhouse gas emissions in total and intensity.	*Greenhouse gas (GHG) Emissions; KPI Summary*	88
A1.3	Total hazardous waste production and intensity.	*Waste; KPI Summary*	88
A1.4	Total non-hazardous waste production and intensity.	*Waste; KPI Summary*	88
A1.5	Description of emission target(s) set and steps taken to achieve them.	*Air Emissions; Greenhouse gas (GHG) Emissions*	82
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	*Waste*	83

Aspects/KPI	Description	Section/statement	Page no.
Aspect A2: Use of Resources			
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	*Concern about Our Environment*	80
A2.1	Direct and/or indirect energy consumption by type in total and intensity.	*Reasonable Use of Resources; KPI Summary*	81
A2.2	Water consumption in total and intensity.	*Reasonable Use of Resources; KPI Summary*	81
A2.3	Description of energy use efficiency initiatives and results achieved.	*Reasonable Use of Resources*	81
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	*Reasonable Use of Resources*	81
A2.5	Total packaging material used for finished products and, with reference to per unit produced.	*As identified by our ESG materiality assessment, packaging is not a material issue to our operations. Thus, we do not disclose data in this reporting period.*	N/A
Aspect A3: The Environment and Natural Resources			
General Disclosure	Policies on minimising the issuer's significant impact on the environment and natural resources.	*Promoting the Environment and Natural Resources*	84
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	*Promoting the Environment and Natural Resources*	84
Aspect A4: Climate Change			
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	*Climate Change; Protecting the Environment and Natural Resources*	84
A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	*Protecting the Environment and Natural Resources*	84

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Aspects/KPI	Description	Section/statement	Page no.
B. Social			
Aspect B1: Employment			
General Disclosure	Information on: (a) the policies; and	*Employment Practices*	75
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	
B1.1	Total workforce by gender, employment type, age group and geographical region.	*KPI Summary*	89
B1.2	Employee turnover rate by gender, age group and geographical region.	*KPI Summary*	89
Aspect B2: Health and Safety			
General Disclosure	Information on: (a) the policies; and	*Employee Health & Safety*	78
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	
B2.1	Number and rate of work-related fatalities.	*KPI Summary*	90
B2.2	Number of lost days due to work injury.	*KPI Summary*	90
B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	*Employee Health & Safety*	78

Aspects/KPI	Description	Section/statement	Page no.
Aspect B3: Development and Training			
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	*Employee Development & Training*	77
B3.1	The percentage of employees trained by gender and employee category.	*KPI Summary*	89
B3.2	The average training hours completed per employee by gender and employee category.	*KPI Summary*	90
Aspect B4: Labour Standards			
General Disclosure	Information on: (a) the policies; and	*Employment Practices*	75
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B4.1	Description of measures to review employment practices to avoid child and forced labour.	*Employment Practices*	75
B4.2	Description of steps taken to eliminate such practices when discovered.	*Employment Practices*	75
Aspect B5: Supply Chain Management			
General Disclosure	Policies on managing environmental and social risks of the supply chain.	*Supply Chain Management*	74
B5.1	Number of suppliers by geographical region.	*Supply Chain Management; KPI Summary*	74
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	*Supply Chain Management*	74
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	*Supply Chain Management*	74
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	*Supply Chain Management*	74

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Aspects/KPI	Description	Section/statement	Page no.
Aspect B6: Product Responsibility			
General Disclosure	Information on: (a) the policies; and	*Responsible for Our Operations*	73 73
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	*There were no products sold or shipped subject to recalls for safety and health reasons during the reporting period.*	N/A
B6.2	Number of product and service-related complaints received and how they are dealt with.	*There were no products and service related complaints received during the reporting period.*	N/A
B6.3	Description of practices relating to observing and protecting intellectual property rights.	*Intellectual Property Rights*	74
B6.4	Description of quality assurance process and recall procedures.	*Product and service quality & safety*	73
B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	*Customer Privacy*	74
Aspect B7: Anti-corruption			
General Disclosure	Information on: (a) the policies; and	*Anti-corruption*	75
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	*Compliance Performance*	90
B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	*Anti-corruption*	75
B7.3	Description of anti-corruption training provided to directors and staff.	*Anti-corruption*	75

Aspects/KPI	Description	Section/statement	Page no.
Aspect B8: Community Investment			
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	*Community Development*	75
B8.1	Focus areas of contribution.	*Community Development*	75
B8.2	Resources contributed to the focus area.	*Community Development*	75

INDEPENDENT AUDITOR'S REPORT



國富浩華（香港）會計師事務所有限公司
Crowe (HK) CPA Limited
香港 銅鑼灣 禮頓道77號 禮頓中心9樓
9/F Leighton Centre,
77 Leighton Road,
Causeway Bay, Hong Kong

TO THE SHAREHOLDERS OF GRAPHEX GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Graphex Group Limited ("the Company") and its subsidiaries ("the Group") set out on pages 104 to 231, which comprise the consolidated statement of financial position as at 31 December 2022, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("the Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

MATERIAL UNCERTAINTY RELATED TO GOING CONCERN

During the year ended 31 December 2022, the Group incurred a loss attributable to owners of the parent of HK$69,663,000 and, as at 31 December 2022, the Group's current liabilities exceeded its current assets by HK$53,075,000. These conditions, along with other matters as set forth in note 2.1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in this respect.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matters	How our audit addressed the key audit matters
Revenue recognition of landscape architecture business	
During the year, revenue from landscape architecture business contracts accounted for 36.0% (2021: 33.3%) of the Group's total revenue. Revenue from these contracts were recognised progressively over time by reference to the percentage of completion using the input method, and based on the proportion of the actual cost incurred relative to the estimated total costs for satisfaction of the design services. The measurement of the value of contract work, based on percentage of completion method involves a significant amount of judgement by management; with estimates of the budgeted total costs, expected total contract revenues and the stage of completion of the contracts. The subjectivity involved in these judgements could lead to different amounts of profit and revenue being reported in the financial statements.	We performed the following procedures, among others:
	• obtained an understanding of management's budgeting processes for estimating total contract costs and forecast costs to completion, including taking into account the historical accuracy of such estimates;
	• evaluated and tested the operating effectiveness of relevant internal controls regarding revenue recognition, including project controls over contract profitability and construction progress performed;
	• reviewed samples of key contracts with respect of project calculations and result forecasts and management's assessment thereof, which included a comparison between the budgeted and actual cost information; and
The disclosures about revenue recognition are included in notes 2.4, 3 and 5 to the consolidated financial statements.	• reviewed the adequacy of the disclosures made in the consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matters
Recoverability of trade and bills receivables and contract assets	
As at 31 December 2022, trade and bills receivables and contract assets of the Group amounted to approximately HK$103,019,000 (2021: HK$123,520,000) and HK$30,634,000 (2021: HK$43,870,000), net of provision for lifetime expected credit losses of approximately of HK$59,497,000 (2021: HK$58,612,000) and HK$74,834,000 (2021: HK$71,420,000), respectively.	We performed the following procedures, among others: • assessed and tested the Group's processes and key controls relating to the monitoring of trade and bills receivables and contract assets and the granting of credit terms and contract terms relating to billing milestones;
Loss allowances for lifetime expected credit losses of trade and bills receivables and contract assets are based on management's estimates, taking into account the past bad debt loss experience, ageing of overdue trade receivables, customers' repayment history and customers' financial position and an assessment of both the current and forwarding looking information such as forecast general economic conditions, all of which involve a significant degree of management judgement.	• tested the accuracy of ageing analyses and obtained direct confirmations on sample basis of customer receivable balances; • evaluated the adequacy of the Group's impairment of trade and bills receivables and contract assets by reference to the Group's historical default data, past payment history, the historical loss rates as adjusted for the current economic condition and forward-looking information and the actual losses recorded during the current financial year;
Relevant disclosures are included in notes 2.4, 3, 6, 20 and 23 to the consolidated financial statements.	• checked subsequent settlements received from the customers after the reporting period ended; and • reviewed the adequacy of the disclosures made in the consolidated financial statements.

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matters

Impairment assessment of goodwill, other intangible assets, property, plant and equipment and right-of-use assets - Graphene Products Business

As at 31 December 2022, in respect of Graphene Products Business, the carrying amount of goodwill, other intangible assets, property, plant and equipment and right-of-use assets are HK$101,939,000 (2021: HK$101,939,000), HK$511,427,000 (2021: HK$607,020,000), HK$12,968,000 (2021: HK$13,157,000) and HK$13,872,000 (2021: HK$50,252,000) respectively, which together accounted for 71.6% (2021: 70.4%) of the Groups total assets.

Impairment is determined by assessing the recoverable amounts of the cash-generating unit ("CGU") to which the goodwill, other intangible assets, properly, plant and equipment and right-of-use assets are allocated. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell. For the year under review, the recoverable amount of the CGU has been determined based on the CGU's fair value less costs to sell, using cash flow projections specific to that CGU and applying a discount rate which reflects specific risks relating to that CGU, with the assistance from an independent professional qualified valuer.

The impairment testing of goodwill, other intangible assets, property, plant and equipment and right-of-use assets required management to make certain estimates and assumptions that involve significant management's judgement and estimation uncertainties.

Relevant disclosures are included in notes 2.4, 3, 13, 14 and 15 to the consolidated financial statements, respectively.

We performed the following procedures, among others:

- evaluated management's identification of CGU, the allocation of assets to CGU identified and the impairment assessment methodology adopted by management;

- assessed the reasonableness of the key assumptions adopted by management in the preparation of the discounted cashflow forecasts, including the pre- tax discount rate, annual revenue growth rate for the 5-years period and gross profit rate, long term growth rate of CGU by taking into consideration of market trends and management's future plan;

- compared actual results for the year against the previous period forecasted results prepared by management of CGU subject to impairment assessment; and

- reviewed the adequacy of the disclosures made in the consolidated financial statements.



INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Crowe (HK) CPA Limited
Certified Public Accountants
Hong Kong, 30 March 2023

Leung Chun Wa
Practising Certificate Number P04963

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the Year ended 31 December 2022

	Notes	2022 HK$'000	2021 HK$'000
REVENUE	5	**341,241**	391,035
Cost of sales	6	**(221,279)**	(242,690)
GROSS PROFIT		**119,962**	148,345
Other income and gains	5	**30,013**	21,043
Gain on extension of promissory note	29	**—**	51,435
Gain on promissory note derecognised	29	**3,673**	—
Selling and marketing expenses		**(5,375)**	(10,159)
Administrative expenses		**(155,546)**	(187,304)
Impairment of financial and contract assets, net	6	**(19,040)**	(11,342)
Impairment of property, plant and equipment	13	**—**	(1,726)
Finance costs	7	**(45,409)**	(59,710)
Share of loss of associates	17	**(249)**	(356)
LOSS BEFORE TAX	6	**(71,971)**	(49,774)
Income tax credit/(expense)	10	**2,321**	(1,253)
LOSS FOR THE YEAR		**(69,650)**	(51,027)
Attributable to:			
Owners of the parent		**(69,663)**	(53,546)
Non-controlling interests		**13**	2,519
		(69,650)	(51,027)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	12		
Basic			
– For loss for the year		**(12.2 cents)**	(11.0 cents)
Diluted			
– For loss for the year		**(12.2 cents)**	(11.0 cents)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year ended 31 December 2022

	2022 HK$'000	2021 HK$'000
LOSS FOR THE YEAR	**(69,650)**	(51,027)
OTHER COMPREHENSIVE INCOME		
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:		
Exchange differences:		
Exchange differences on translation of foreign operations	**(58,823)**	20,819
	(58,823)	20,819
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:		
Equity investments designated at fair value through other comprehensive income:		
– Changes in fair value	**(1,151)**	41
– Income tax effect	**51**	(6)
	(1,100)	35
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	**(59,923)**	20,854
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	**(129,573)**	(30,173)
Attributable to:		
Owners of the parent	**(129,741)**	(33,088)
Non-controlling interests	**168**	2,915
	(129,573)	(30,173)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2022

	Notes	2022 HK$'000	2021 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	35,403	74,592
Goodwill	14	101,939	101,939
Other intangible assets	15	512,089	608,606
Investments in joint ventures	16	—	—
Investments in associates	17	227	521
Equity investments designated at fair value through other comprehensive income	18	94	1,312
Prepayments, deposits and other receivables	21	4,902	131
Deferred tax assets	31	4,903	3,316
Total non-current assets		659,557	790,417
CURRENT ASSETS			
Inventories	19	16,901	37,809
Trade and bills receivables	20	103,019	123,520
Prepayments, deposits and other receivables	21	52,691	69,723
Financial assets at fair value through profit or loss	22	31	—
Contract assets	23	30,634	43,870
Tax recoverable		373	103
Pledged bank deposits	24	—	1,223
Cash and cash equivalents	24	31,470	30,240
Total current assets		235,119	306,488
CURRENT LIABILITIES			
Trade payables	25	13,398	8,875
Other payables and accruals	26	89,206	147,456
Lease liabilities	27	5,146	7,918
Interest-bearing borrowings	28	128,450	169,876
Convertible notes	30	16,585	—
Tax payable		33,898	39,740
Dividends payable		1,511	—
Total current liabilities		288,194	373,865
NET CURRENT LIABILITIES		(53,075)	(67,377)
TOTAL ASSETS LESS CURRENT LIABILITIES		606,482	723,040

	Notes	2022 HK$'000	2021 HK$'000
NON-CURRENT LIABILITIES			
Lease liabilities	27	**18,648**	53,232
Interest-bearing borrowings	28	**13,500**	11,577
Promissory note	29	**90,074**	264,681
Convertible notes	30	**36,398**	23,625
Consideration payable	41	**—**	86,500
Deferred tax liabilities	31	**78,020**	92,413
Total non-current liabilities		**236,640**	532,028
NET ASSETS		**369,842**	191,012
EQUITY			
Equity attributable to owners of the parent			
Share capital			
– ordinary shares	32	**6,835**	5,091
– preference shares	32	**3,236**	—
Other reserves	35	**370,513**	192,215
		380,584	197,306
Non-controlling interests		**(10,742)**	(6,294)
TOTAL EQUITY		**369,842**	191,012

Lau Hing Tat Patrick
Director

Chan Yick Yan Andross
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year ended 31 December 2022

	Attributable to owners of the parent														
	Share capital HK$'000 (note32)	Treasury shares HK$'000	Preference shares HK$'000 (note32)	*Share premium account HK$'000 (note32)	*Share-based payment reserve HK$'000 (note33)	Conversion rights of convertible notes HK$'000 (note30)	*Warrant reserve HK$'000 (note 30)	*Fair value reserve HK$'000	*Capital reserve HK$'000	*Reserve funds HK$'000	*Exchange fluctuation reserve HK$'000	*Accumulated losses HK$'000	Total HK$'000	Non-controlling interests HK$'000	Total equity HK$'000
At 1 January 2022	5,091	–	–	362,856	7,687	15,414	15,196	(1,447)	5	10,701	51,209	(269,406)	197,306	(6,294)	191,012
Loss for the year	–	–	–	–	–	–	–	–	–	–	–	(69,663)	(69,663)	13	(69,650)
Other comprehensive income for the year:															
Exchange differences on translation of financial statements of foreign operations #	–	–	–	–	–	–	–	–	–	–	(58,978)	–	(58,978)	155	(58,823)
Changeinfairvalueofequity instruments designated at fair value through other comprehensiveincome, net of tax	–	–	–	–	–	–	–	(1,100)	–	–	–	–	(1,100)	–	(1,100)
Total comprehensive loss for the year	–	–	–	–	–	–	–	(1,100)	–	–	(58,978)	(69,663)	(129,741)	168	(129,573)
Issue of convertible notes and warrants	–	–	–	–	–	7,769	4,747	–	–	–	–	–	12,516	–	12,516
Issue of shares upon conversion of convertible notes	506	–	–	35,550	–	(10,177)	–	–	–	–	–	–	25,879	–	25,879
Issue of shares upon exercise of share options	158	–	–	14,873	(4,747)	–	–	–	–	–	–	–	10,284	–	10,284
Issue of ordinary shares	1,080	–	–	84,833	–	–	–	–	–	–	–	–	85,913	–	85,913
Issue of preference shares	–	–	3,236	175,191	–	–	–	–	–	–	–	–	178,427	–	178,427
Transfers to reserve funds	–	–	–	–	–	–	–	–	–	2,770	–	(2,770)	–	–	–
Dividend paid and payable to non-controlling interests of partially owned subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(4,616)	(4,616)
At 31 December 2022	6,835	–	3,236	673,303	2,940	13,006	19,943	(2,547)	5	13,471	(7,769)	(341,839)	380,584	(10,742)	369,842

For the Year ended 31 December 2022

	Share capital HK$'000 (note 32)	Treasury shares HK$'000	*Share premium account HK$'000 (note 32)	*Share-based payment reserve HK$'000 (note 33)	Conversion rights of convertible notes HK$'000 (note 30)	*Warrant reserve HK$'000 (note 30)	*Fair value reserve HK$'000	*Capital reserve HK$'000	*Reserve funds HK$'000	*Exchange fluctuation reserve HK$'000	*Accumulated losses HK$'000	Total HK$'000	Non-controlling interests HK$'000	Total equity HK$'000
													Attributable to owners of the parent	
At 1 January 2021	4,823	(99)	342,643	–	–	–	(1,482)	5	10,701	30,786	(215,860)	171,517	(2,987)	168,530
Loss for the year	–	–	–	–	–	–	–	–	–	–	(53,546)	(53,546)	2,519	(51,027)
Other comprehensive income for the year:														
Exchange differences on translation of financial statements of foreign operations #	–	–	–	–	–	–	–	–	–	20,423	–	20,423	396	20,819
Change in fair value of equity instruments designated at fair value through other comprehensive income, net of tax	–	–	–	–	–	–	35	–	–	–	–	35	–	35
Total comprehensive loss for the year	–	–	–	–	–	–	35	–	–	20,423	(53,546)	(33,088)	2,915	(30,173)
Issue of convertible notes and warrants	–	–	–	–	21,407	15,196	–	–	–	–	–	36,603	–	36,603
Issue of shares upon conversion of convertible notes	268	–	14,453	–	(5,993)	–	–	–	–	–	–	8,728	–	8,728
Shares granted under share award scheme	–	99	5,760	–	–	–	–	–	–	–	–	5,859	–	5,859
Equity-settled share-based transactions	–	–	–	7,687	–	–	–	–	–	–	–	7,687	–	7,687
Recognition of equity-settled share-based payment of a subsidiary (note 32)	–	–	–	–	–	–	–	–	–	–	–	–	521	521
Dividend paid to non-controlling interests of partially owned subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(6,743)	(6,743)
At 31 December 2021	5,091	–	362,856	7,687	15,414	15,196	(1,447)	5	10,701	51,209	(269,406)	197,306	(6,294)	191,012

* These reserve accounts comprise the consolidated other reserves of HK$370,513,000 (2021: HK$192,215,000) in the consolidated statement of financial position.

Included in exchange differences related to foreign operations for 2022 is an amount related to investment in joint ventures and associates of HK$45,000 in credit balance (2021: HK$23,000 in debit balance).

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year ended 31 December 2022

	Notes	2022 HK$'000	2021 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before tax		**(71,971)**	(49,774)
Adjustments for:			
Finance costs	7	**45,409**	59,710
Share of loss of associates	6	**249**	356
Interest income	5	**(1,465)**	(1,199)
Dividend income from equity investments designated at fair value through other comprehensive income	5	**(63)**	(102)
Loss on disposal of property, plant and equipment	6	**—**	195
Amortisation and depreciation	6	**59,959**	66,947
Impairment of property, plant and equipment	6	**—**	1,726
Impairment of trade receivables, net	6	**6,052**	8,211
Impairment of other receivables and other assets, net	6	**3,243**	1,821
Impairment of contract assets, net	6	**9,745**	1,310
Exchange gain	6	**(209)**	(914)
Equity-settled share-based payment expense		**—**	14,067
Waiver of interest on convertible notes	5	**(4,765)**	(1,785)
Waiver of interest on other borrowing		**(392)**	—
Gain on lease modification	5	**(3,652)**	—
Gain on lease termination	5	**(42)**	(867)
Gain on extension of promissory note	29	**—**	(51,435)
Gain on promissory note derecognised	29	**(3,673)**	—
Payables written back	5	**(160)**	(1,850)
		38,265	46,417
Decrease/(increase) in inventories		**18,404**	(8,521)
Decrease in contract assets		**325**	3,619
Decrease/(increase) in trade and bills receivables		**4,730**	(59,207)
Decrease in prepayments, deposits and other receivables		**7,373**	8,462
Increase/(decrease) in trade payables		**5,470**	(7,563)
Increase in other payables and accruals		**4,353**	9,254
Decrease in contract liabilities		**(4,691)**	(2,125)
CASH GENERATED FROM/(USED IN) OPERATIONS		**74,229**	(9,664)
Interest received		**69**	70
Income tax paid		**(9,356)**	(3,256)
NET CASH FLOWS GENERATED FROM/(USED IN) OPERATING ACTIVITIES		**64,942**	(12,850)

	Notes	2022 HK$'000	2021 HK$'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**655**	747
Purchases of property, plant and equipment		**(429)**	(811)
Proceeds from disposal of property, plant and equipment		**273**	39
Payment of consideration payable		**(86,500)**	—
Repayment of loans from joint ventures		**14,163**	14,990
Loans to joint ventures		**(16,806)**	(16,437)
Loan to an associate		**(291)**	—
Dividend from equity instruments designated at fair value			
through other comprehensive income		**63**	102
Loan to a third-party		**—**	(602)
Purchases of other intangible assets		**(393)**	(943)
Withdraw of pledged bank deposits		**1,164**	5,096
NET CASH FLOWS (USED IN)/GENERATED FROM			
INVESTING ACTIVITIES		**(88,101)**	2,181
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		**85,913**	—
Proceeds from issue of corporate bonds	37	**—**	8,000
Proceeds from issue of shares upon exercise of share options		**6,409**	—
Repayment of corporate bonds	37	**(43,728)**	(80,900)
Corporate bonds issue expenses	37	**—**	(560)
Proceeds from issue of convertible notes	37	**6,587**	62,698
Deposit received for convertible notes	37	**—**	46,965
Repayment of lease liabilities	37	**(8,247)**	(11,280)
Interest paid	37	**(23,280)**	(17,398)
Proceeds from bank borrowings	37	**11,774**	6,021
Repayment of bank borrowings	37	**(5,819)**	—
Proceeds from other borrowings	37	**19,782**	7,460
Repayment of other borrowings	37	**(13,307)**	(5,957)
Loan from joint ventures	37	**4,588**	680
Repayment of loan to joint ventures	37	**(8,465)**	(7,793)
Dividend paid to non-controlling interests	37	**(3,105)**	(6,743)
NET CASH FLOWS GENERATED FROM			
FINANCING ACTIVITIES		**29,102**	1,193

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year ended 31 December 2022

	Notes	2022 HK$'000	2021 HK$'000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**5,943**	(9,476)
Cash and cash equivalents at beginning of year		**30,240**	37,709
Effect of foreign exchange rate changes, net		**(4,713)**	2,007
CASH AND CASH EQUIVALENTS AT END OF YEAR		**31,470**	30,240
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	24	**31,470**	30,240
Cash and bank balances as stated in the consolidated statement of financial position		**31,470**	30,240
CASH AND CASH EQUIVALENTS AS STATED IN THE STATEMENT OF CASH FLOWS		**31,470**	30,240

1. CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the "Company") was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company is investment holding and its subsidiaries (collectively referred to as the "Group") are development and processing of graphene products, in particular, graphite anode material for lithium- ion batteries used in electric vehicles and other applications. The Group is also engaged in landscape architecture and catering businesses.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

Name	Place of incorporation or establishment/ form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Earthasia Holdings Limited	British Virgin Islands/limited liabilities company	US$100	100%	—	Investment holding
Earthasia (International) Limited ("EAI")	Hong Kong/limited liabilities company	HK$69,199,400	—	100%	Landscape architecture
烯石創新科技有限公司 ("Graphex Innovation and Technology Limited") (Formerly known as 宥盛資本有限公司, "Upworth Capital Limited")	Hong Kong/limited liabilities company	HK$623,837,138	—	100%	Investment holding
Think High Global Limited	British Virgin Islands/limited liabilities company	US$1	—	100%	Investment holding
Graphex Technologies, LLC	USA/limited liabilities Company	—	—	100%	Marketing of graphene products
泛亞景觀設計(上海)有限公司 ("Earthasia (Shanghai) Co., Ltd.") #	Mainland China/ wholly foreign owned enterprise	US$10,000,000	—	100%	Landscape architecture
Earthasia Limited	Hong Kong/limited liabilities company	HK$10,000	—	100%	Landscape architecture
泛亞城市規劃設計(上海) 有限公司("Earthasia Design (Shanghai) Co., Ltd.") #	Mainland China/ wholly owned domestic enterprise	RMB21,000,000	—	100%	Landscape architecture
泛亞國際環境設計(廈門)有限公司 ("Earthasia (Xiamen) Co., Ltd.") # ("EAXM")	Mainland China/ wholly owned domestic enterprise	RMB1,000,000	—	100%	Landscape architecture
前海泛亞景觀設計(深圳)有限公司 ("Earthasia (QianHai) Limited") # ("EA SZ")	Mainland China/ wholly foreign owned enterprise	RMB5,000,000	—	100%	Interior design and landscape architecture

114

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

1. CORPORATE AND GROUP INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of incorporation or establishment/ form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Carbonaphene Holdings Limited	British Virgin Islands/limited liabilities company	US$100	100%	—	Investment holding
Yummy Food Holdings Limited	Hong Kong/limited liabilities company	HK$1,307,150	—	100%	Dormant
上海景築文化旅遊發展有限公司 (“Shanghai Jingzhu Cultural Development Company Ltd.”) #	Mainland China/ wholly foreign owned enterprise	RMB18,650,000	—	100%	Dormant
上海湠奧新材料科技有限公司 (“Shanghai Tanao New Materials Technology Company Ltd.“) # (“SH Tanao“)	Mainland China/ wholly foreign owned enterprise	HK$100,000,000	—	100%	Sale of graphene products
黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 (“Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited”) # (“Tanao”)	Mainland China/ wholly owned domestic enterprise	RMB50,000,000	—	100%	Manufacturing and sale of graphene products
Thai Gallery (HK) Limited* (“Thai Gallery HK”)	Hong Kong/limited liabilities company	HK$100	—	51%	Investment holding
Thai Gallery SRL (Italy)*	Italy/limited liabilities company	EURO20,000	—	51%	Dormant
蘇州工業園區文律閣酒店管理有限公司* (“Suzhou Industrial Park Wenlvge Hotel Management Co., Ltd.”) # (“Wenlvge”)	Mainland China/ wholly owned domestic enterprise	RMB5,000,000	—	51%	Dormant
泰歡餐飲管理(上海)有限公司* (“Thai Joy F&B Management (Shanghai) Co., Ltd.”) (“Thai Gallery SH”)	Mainland China/ wholly foreign owned enterprise	RMB5,000,000	—	51%	Catering Management
上海泛艾景觀設計有限公司 (“Shanghai Fan Ai Co. Ltd”)#	Mainland China/ wholly owned domestic enterprise	RMB17,650,000	—	100%	Dormant
烯石 (黑龍江) 新能源科技有限公司 (“Graphex (Heilongjiang) New Energy Technology Ltd”)#	Mainland China/ wholly foreign owned enterprise	RMB10,000,000	—	100%	Dormant

1. CORPORATE AND GROUP INFORMATION (Continued)

Information about subsidiaries (Continued)

Earthasia (Shanghai) Co., Ltd., Earthasia (QianHai) Limited, Thai Gallery SH, SH Tanao and Graphex (Heilongjiang) New Energy Technology Ltd. are registered as wholly foreign-owned enterprises under the law of the People's Republic of China (the "PRC").

The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

* Not audited by Crowe (HK) CPA Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") (which include all International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations) issued by the International Accounting Standards Board ("IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They have been prepared under the historical cost convention, except for equity investments designated at fair value through other compehensive income and financial assets at fair value through profit or loss which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

In August 2022, the American Depository Shares ("ADSs") of the Company have successfully been listed on the New York Stock Exchange American ("NYSE American") with the stock symbol "GRFX". The Company will issue a separate set of consolidated financial statements prepared under the United States ("U.S.") Generally Accepted Accounting Principles ("US GAAP"), which will be separately audited by the U.S. auditors registered with the U.S. Securities and Exchange Commission.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.1 BASIS OF PREPARATION (Continued)

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$69,663,000 for the year ended 31 December 2022 and net current liabilities of HK$53,075,000 as at 31 December 2022. As at 31 December 2022, the Group's interest-bearing borrowings repayable within twelve months amounted to HK$128,450,000 while the Group's unrestricted cash and cash equivalents was HK$31,470,000. These facts and circumstances, together with the capital commitments as disclosed in note 38 below, indicate the existence of a material uncertainty which may cast significant doubt on the Group's ability to continue as a going concern in the foreseeable future.

In view of these circumstances, the directors have taken various measures with an aim to improve the Group's liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i) The Group has taken various cost control measures to tighten the costs of operations, including closing down under-performing restaurants;

(ii) The Company is currently negotiating with the corporate bondholders to extend the due date of repayment of the related corporate bonds, of which, as disclosed in note 28 below, maturity date of the corporate bonds with principal value of HK$10,000,000 have subsequently been extended to February 2025;

(iii) The Company is in serious discussion with holders of convertible notes for conversion of the related convertible notes into ordinary shares of the Company. Subsequent to 31 December 2022, a holder of convertible notes with principal value of US$2,800,000 (equivalent to HK$21,700,000, at the fixed exchange rate of HK$7.75: US$1) served a notice requesting the Company to convert that convertible note into 33,384,615 new ordinary shares of the Company at the conversion price of HK$0.65 per share; and

(iv) The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities.

Taking into account their evaluation and other measures above, the directors of the Company are of the opinion that the Group will have sufficient working capital to finance its operations and meet its financial obligations as and when they fall due in foreseeable future. Accordingly, the consolidated financial statements of the Group have been prepared on a going concern basis.

2.1   BASIS OF PREPARATION (Continued)

Going concern basis (Continued)

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the value of assets to their recoverable amounts, to provide for any further liabilities that may arise, and to reclassify non- current assets and non-current liabilities as current assets and current liabilities, respectively. The effects of these adjustments have not been reflected in the consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the financial statements of the Group for the year ended 31 December 2022. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e. existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)   the contractual arrangement with the other vote holders of the investee;

(b)   rights arising from other contractual arrangements; and

(c)   the Group's voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interests and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group's share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

In the current year, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board for the first time, which are mandatorily effective for the Group's annual period beginning on January 1, 2022 for the preparation of these consolidated financial statements:

Amendments to IFRS 3	*Reference to the Conceptual Framework*
Amendment to IFRS 16	*Covid-19-Related Rent Concessions beyond June 30, 2021*
Amendments to IAS 16	*Property, Plant and Equipment – Proceeds before Intended Use*
Amendments to IAS 37	*Onerous Contracts – Cost of Fulfilling a Contract*
Amendments to IFRSs	*Annual Improvements to IFRSs 2018-2020*

The application of these amendments to IFRSs in the current year has had no material impact on the Group's financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2.3 ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	*Insurance Contracts*[1]
Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*[2]
Amendments to IFRS 16	*Lease Liability in a Sale and Leaseback*[3]
Amendments to IAS 1	*Classification of Liabilities as Current or Non-current*[3]
Amendments to IAS 1	*Non-current Liabilities with Covenants*[3]
Amendments to IAS 1 and IFRS Practice Statement	*Disclosure of Accounting Policies*[1]
Amendments to IAS 8	*Definition of Accounting Estimates*[1]
Amendments to IAS 12	*Deferred Tax related to Assets and Liabilities arising from a Single Transaction*[1]

[1]   Effective for annual periods beginning on or after January 1, 2023.
[2]   Effective for annual periods beginning on or after a date to be determined.
[3]   Effective for annual periods beginning on or after January 1, 2024.

The directors of the Company anticipate that the application of all these new and amendments to IFRSs will have no material impact on these consolidated financial statements in the foreseeable future.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in associates and joint ventures

An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group's investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment loss.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The Group's share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and consolidated statement of comprehensive income, respectively. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group's investments in associates or joint ventures.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree's identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at the end of each reporting period. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash- generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations and goodwill (Continued)

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Fair value measurement

The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based   on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1   –   based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2   –   based on valuation techniques for which the lowest level input that is significant to the fair value
                  measurement is observable, either directly or indirectly

Level 3   –   based on valuation techniques for which the lowest level input that is significant to the fair value
                  measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than service contract assets, financial assets and deferred tax assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment loss may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to the Group if:

(a)   the party is a person or a close member of that person's family and that person

(i)   has control or joint control over the Group;

(ii)   has significant influence over the Group; or

(iii)   is a member of the key management personnel of the Group or of a parent of the Group;

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related parties (Continued)

(b)   the party is an entity where any of the following conditions applies:

    (i)   the entity and the Group are members of the same group;

    (ii)   one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

    (iii)   the entity and the Group are joint ventures of the same third party;

    (iv)   one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

    (v)   the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

    (vi)   the entity is controlled or jointly controlled by a person identified in (a);

    (vii)   a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

    (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment loss. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment and depreciation (Continued)

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment over its estimated useful life. The principal annual rates used for this purpose are as follows:

Right-of-use assets	Over the lease terms
Leasehold improvements	Over the shorter of the lease terms and 20%
Furniture and equipment	20%
Motor vehicles	20%
Plant and machinery	20%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less accumulated impairment loss, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassification to the appropriate category of property, plant and equipment when completed and ready for use.

Non-current assets and disposal group held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject to only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Intangible assets are amortised on the straight-line basis over the following useful economic lives:

Software	3 - 5 years
Backlog contract	20 years
Brand names	8 -10 years
Patents	15 years
Trademarks	15 years
Customer relationship	15 years

Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease of the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognises a right-of-use asset and a lease liability, except for short- term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters   into a lease in respect of low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leased assets (Continued)

As a lessee (Continued)

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use assets recognise when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentive received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment loss, except for the following types of right-of-use asset:

– right-of-use assets that meet the definition of investment property are carried at fair value; and

– right-of-use assets related to leasehold land and buildings where the Group is the registered owner of the leasehold interest are carried at cost.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract ("lease modification") that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognised the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

In the consolidated statement of financial position, the current portion of long-term lease liability is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

2.4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

(i)   Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 Revenue from Contracts with Customers.

In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date   that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortised cost (debt instruments)

The Group measures financial assets at amortised cost if both of the following conditions are met:

- The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

(i) Financial assets (Continued)

Subsequent measurement (Continued)

Financial assets at amortised cost (debt instruments) (Continued)

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired.

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the consolidated statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset,   in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the consolidated statement of profit or loss.

This category includes derivative instruments.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

(i) Financial assets (Continued)

Subsequent measurement (Continued)

Financial assets designated at fair value through other comprehensive income (equity investments) (Continued)

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet   the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement   of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

(ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities through profit or loss, lease liabilities, loans and borrowings and payables.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group's financial liabilities include trade payables, other payables and accruals and interest-bearing borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on the classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in   the near term. This category also includes derivative financial instruments entered into by the Group that   are not designated as hedging instruments in hedge relationships as defined by IFRS 9 Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 Financial Instruments are satisfied.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

(ii) **Financial liabilities** (Continued)

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss.

Convertible notes that contain an equity component

Convertible notes that can be converted into ordinary shares at the option of the holder, where a fixed number of shares are issued for a fixed number of cash or other financial assets, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

An initial recognition the liability component of the convertible notes is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible notes as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is not remeasured and is recognised in the capital reserve until the notes are converted.

If the notes are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derecognition of financial assets and financial liabilities

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group's consolidated statement of financial position) when:

- the rights to receive cash flows from the asset have expired; or

- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates, if and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss.

(iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets

The Group recognises an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

In certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.

Simplified approach

Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets (Continued)

Simplified approach (Continued)

For trade and bills receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward- looking factors specific to the debtors and the economic environment.

Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognised directly in equity at cost. No gain or loss is recognised in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end   of each of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

A contingent liability recognised in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of (i) the amount that would be recognised in accordance with the general guidance for provisions above; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the guidance for revenue recognition.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries/jurisdictions in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except

*   when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

*   in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

2.4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income tax (Continued)

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•   when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•   in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the each of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of profit or loss over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the statement of profit or loss by way of a reduced depreciation charge.

Where the Group receives grants of non-monetary assets, the grants are recorded at the fair value of the non- monetary assets and released to the statement of profit or loss over the expected useful lives of the relevant assets by equal annual instalments.

Revenue and other income

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15 Revenue from Contracts with Customers.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and other income (Continued)

Revenue from contracts with customers (Continued)

(a)   Sale of graphene products

Revenue from sale of graphene products is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the graphene products.

(b)   Landscape architecture design

Revenue from the provision of landscape architecture design is recognised over time, using an input method to measure progress towards complete satisfaction of the service, because the Group's performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognises revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the construction services.

Claims to customers are amounts that the Group seeks to collect from the customers as reimbursement   of costs and margins for scope of works not included in the original landscape architecture business contract. Claims are accounted for as variable consideration and constrained until it is highly probable that   a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group uses the expected value method to estimate the amounts of claims because this method best predicts the amount of variable consideration to which the Group will be entitled.

(c)   Provision of management services

Revenue from the provision of management services is recognised over the scheduled period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group.

(d)   Catering services

Revenue from the provision of catering services is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the products.

There are no contracts for the provision of catering services that provide customers with rights of return or volume rebates.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and other income (Continued)

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognised when the shareholders' right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. Contract assets   are subject to impairment assessment, details of which ae included in the accounting policies for impairment for financial assets.

Contract liabilities

A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related or and services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e. transfers control of the related goods and services).

Contract costs

Other than the costs which are capitalised as inventories, property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalised as an asset if all of the following criteria are met:

(a)   The costs relate directly to a contract or to an anticipated contract that the entity can specifically identify.

(b)   The costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

(c)   The costs are expected to be recovered.

The capitalised contract costs are amortised and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognised. Other contract costs are expensed as incurred.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based payments

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees for grants after 7 November 2002 is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in note 33 to the financial statements.

The cost of equity-settled transactions is recognised in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognised. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based payments (Continued)

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted (note 33). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The cumulative expense recognised for cash-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of awards that will ultimately vest. The liability is measured at the end of each reporting period up to and including the settlement date, with changes in fair value recognised in the statement of profit or loss.

Other employee benefits

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance in Hong Kong for all of its employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the statement of profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute 14% to 20% of their payroll costs to the central pension scheme. The contributions are charged to the statement of profit or loss as they become payable in accordance with the rules of the central pension scheme.

Termination benefits

Termination benefits are recognised at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises restructuring costs involving the payment of termination benefits.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other employee benefits (Continued)

Defined benefit plan

The Group operates a defined benefit pension plan which requires contributions to be made to a separately administered fund. The benefits are unfunded. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from defined benefit pension plans, comprising actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

•   Past service costs are recognised in profit or loss at the earlier of:

•   the date of the plan amendment or curtailment; and

•   the date that the Group recognises restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under "cost of sales" and "administrative expenses" in the consolidated statement of profit or loss by function:

•   service costs comprising current service costs, past-service costs, gains and losses on curtailments and non- routine settlements

•   net interest expense or income

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividends

Final dividends are recognised as a liability when they are approved by the shareholders in a general meeting. Proposed final dividends are disclosed in the notes to the financial statements.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles   of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional currency.   Each entity in the Group determines its own functional currency and items included in the financial statements   of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain overseas subsidiaries, joint ventures and associates are currencies other than the Hong Kong dollar. As at the end of the reporting period, the assets and liabilities of these entities are translated into Hong Kong dollars at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into Hong Kong dollars at the weighted average exchange rates for the year.

The resulting exchange differences are recognised in other comprehensive income and accumulated in the exchange fluctuation reserve. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in the statement of profit or loss.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies (Continued)

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Preference shares

Preference shares issued by the Group redeemable only at the Company's option and contain no contractual obligation to deliver cash or another financial asset. The Group classifies preference shares issued as an equity instrument. Fees, commissions and other transaction costs of preference share issuance are deducted from equity. The dividends on preference shares, if any, are recognised as profit distribution at the time of declaration.

3. **SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES**

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Revenue from contracts with customers

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

(i)   Determining the method to estimate variable consideration and assessing the constraint for landscape architecture design

    The Group seeks to collect claims from the customers as reimbursement of costs and margins for scope of works not included in the original landscape design contract, which give rise to variable consideration. The Group determined that the expected value method is the appropriate method to use in estimating the variable consideration for claims in landscape architecture design, given there is a wide range of possible outcomes which are subject to negotiations with third parties.

    Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determined that the estimates of variable consideration are not constrained based on its historical experience, current negotiations with customers, profitability of the head contracts of the customers and the current economic conditions.

    The Group concluded that revenue for landscape architecture design is to be recognised over time because the customer simultaneously receives and consumes the benefits provided by the Group. The fact that another entity would not need to re-perform the landscape architecture design that the Group has provided to date demonstrates that the customer simultaneously receives and consumes the benefits of the Group's performance as it performs.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

3. **SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES** (Continued)

Revenue from contracts with customers (Continued)

(ii)   Determining the timing of satisfaction of landscape architecture design and the recognition of revenue

The Group determined that the input method is the best method in measuring the progress of the landscape architecture design because there is a direct relationship between the Group's effort (i.e., labour hours incurred) and the transfer of services to the customer. The Group recognises revenue on the basis of the cost expended relative to the total expected cost to complete the services. Since the duration of providing the design services is relatively long and may cover more than one accounting period, the Group will review the contracts, revise budgets and adjust the revenue accordingly as the contract progress.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Estimated useful lives of property and equipment and intangible assets

The Group's management determines the useful lives and related depreciation/amortisation charges for the Group's property and equipment, and intangible assets. This estimate is based on the historical experience of   the actual useful lives of property and equipment, and intangible assets of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation/amortisation charges where useful lives are less than previously estimated, or it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable/amortisable lives and therefore depreciation/amortisation in the future periods.

Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate ("IBR") to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay a borrower over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group estimates the IBR using observable inputs, such as market interest rates when available and is required to make certain entity-specific estimates.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2022 was HK$101,939,000 (2021: HK$101,939,000). Further details are given in note 14.

3.   **SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES** (Continued)

Estimation uncertainty (Continued)

Provision for expected credit losses on trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by geography, product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic products) are expected to deteriorate over the next year which can lead to an increased number of defaults in the manufacturing sector, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group's historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the ECLs on the Group's trade receivables and contract assets is disclosed in note 20 and note 23 to the financial statements, respectively.

Impairment of non-financial assets (other than goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value-in-use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in note 42 to the financial statements. The valuation requires the Group to determine the comparable public companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value of these investments as Level 3. The fair value of the unlisted equity investments at 31 December 2022 was HK$94,000 (2021: HK$1,312,000). Further details are included in note 18 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

3.   SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Estimation uncertainty (Continued)

Deferred tax assets

Deferred tax assets are recognised for deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits and temporary differences. Where the actual or expected tax positions of the relevant companies of the Group in future are different from the original estimate, such differences will impact on the recognition of deferred tax assets and income tax charge in the period in which such estimate has been changed.

Development costs

The Group determines whether costs of research and development qualify for capitalisation, and has developed criteria in making that judgement. Therefore, the Group considers whether costs of research and development   to be capitalised generates future cash flows, and whether the Group has the technical feasibility of completing   the development so that the item under research and development will be available for use or sale and the Group has the intention to complete the development. The Group also considers the ability in measuring development expenditure during the development.

Fair value on extension of maturity date of promissory note

The fair value on extension of maturity date of promissory note is determined using valuation techniques including by reference to other instruments that are substantially the same and discounted cash flow analysis. The inputs   to these models are taken from observable market where possible. Should any of the estimates and assumptions change, if any, it may lead to a material change in the fair value of the promissory note.

Fair value of preference shares issued for settlement of promissory note derecognised

The fair value of the non- convertible and non-participating preference shares amounted to approximately HK\$178,427,000 (note 29) at the issue date was estimated by reference to the estimated present value of the derecognised promissory note at its date of derecognition, which is calculated using cash flow discounting technique on the future cash flows of that promissory note at the appropriate discount rate which reflects the market interest rate for the similar credit rating instruments.

Fair value of liability component of convertible notes at issue date

The fair value of liability component of convertible notes at each of the issue dates was determined by reference   to the estimated present value of the future cash flows discounted using a discount rate which reflect the market interest rates on similar credit rating financial instruments at the respective issue dates.

3.   SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Estimation uncertainty (Continued)

Going concern basis

Up to the date of approval of the consolidated financial statements, the Group has been in negotiations with corporate bondholders for the extension of maturity dates of the corporate bonds with carrying amount of approximately HK$112,867,000 (note 28), of which, repayment date of certain corporate bonds of approximately HK$10,000,000 have been extended to February 2025. Management of the Group is of the view that agreement for extension of due dates of the remaining corporate bonds will be successfully reached with the relevant bondholders. In addition, the Group is also in serious discussions with potential inventors for raising new capital to the Group and with the holders of convertible notes for conversion of convertible notes into new ordinary shares of the Company. On 15 March 2023, a holder of convertible notes with principal value of US$2,800,000 (equivalent to HK$21,700,000 at the fixed exchange rate of HK$7.75: US$1) served a notice requesting the Company to convert those convertible notes into 33,384,615 new ordinary shares of the Company at the conversion price of HK$0.65 per ordinary share. The directors of the Company are of the opinion that the Group will be able to obtain necessary funds for its working capital requirements such that the Group will be able to continue as a going concern in the foreseeable future.

4.   OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purpose, the Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a)   Processing and sale of graphite and graphene related products ("Graphene Products Segment");

(b)   Providing landscape architecture design ("Landscape Architecture Design Segment"); and

(c)   The catering business focuses on the operation of restaurants ("Catering Segment").

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group's profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

4. OPERATING SEGMENT INFORMATION (Continued)

The following table present revenue, profit/loss and certain asset, liability and expenditure information for the Group's operating segments for the year.

Year ended 31 December 2022

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Segment revenue (note 5)				
Sales to external customers	214,614	122,856	3,771	341,241
Elimination of intersegment sales	—	—	—	—
Segment results	(7,243)	(3,941)	3,179	(8,005)
Reconciliation				
Unallocated income and gains				9,080
Unallocated expenses				(31,888)
Unallocated finance costs				(40,909)
Share of loss of associates				(249)
Loss before tax				(71,971)
Segment EBITDA	46,548	5,519	3,417	55,484
Reconciliation				
Unallocated income and gains				9,080
Unallocated expenses				(31,889)
Share of loss of associates				(249)
Unallocated depreciation andamortisation				971
EBITDA (note (i))				33,397
Adjusted segment EBITDA (note (i))	46,548	24,498	3,417	74,463
Segment assets	751,732	112,662	2,224	866,618
Reconciliation				
Elimination of intersegment receivables				(3,918)
Unallocated assets				31,976
Total assets				894,676
Segment liabilities	59,796	83,054	11,154	154,004
Reconciliation				
Elimination of intersegment payables				(3,918)
Unallocated liabilities				374,748
Total liabilities				524,834

4. OPERATING SEGMENT INFORMATION (Continued)

Year ended 31 December 2022 (Continued)

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Other segment information				
Share of loss of associates and joint ventures unallocated				**249**
Impairment recognised in the statement of profit or loss – Financial and contract assets	—	**19,040**	—	**19,040**
Reconciliation				
Unallocated				—
Total				**19,040**
Depreciation and amortisation	**50,032**	**8,827**	**129**	**58,988**
Reconciliation				
Unallocated				**971**
Total				**59,959**
Income and gains allocated	**8,995**	**11,726**	**3,885**	**24,606**
Finance costs allocated	**3,759**	**632**	**109**	**4,500**
Investment in an associate unallocated				**227**
Capital expenditure (note (ii))	—	**822**	—	**822**
Reconciliation				
Unallocated				—
Total				**822**

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

4. OPERATING SEGMENT INFORMATION (Continued)

Year ended 31 December 2021

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Segment revenue (note 5)				
Sales to external customers	242,921	130,149	17,965	391,035
Elimination of intersegment sales	—	—	—	—
Segment results	(5,717)	(13,579)	10,943	(8,353)
Reconciliation				
Unallocated income and gains				54,019
Unallocated expenses				(41,529)
Unallocated finance costs				(53,555)
Share of loss of associates				(356)
Loss before tax				(49,774)
Segment EBITDA	52,331	(1,283)	12,320	63,368
Reconciliation				
Unallocated income and gains				54,019
Unallocated expenses				(41,529)
Share of loss of associates				(356)
Unallocated depreciation and amortisation				1,381
EBITDA (note (i))				76,883
Adjusted segment EBITDA (note (i))	53,872	6,669	16,016	76,557
Segment assets	932,181	163,591	9,940	1,105,712
Reconciliation				
Elimination of intersegment receivables				(45,628)
Unallocated assets				36,821
Total assets				1,096,905
Segment liabilities	97,803	165,856	68,258	331,917
Reconciliation				
Elimination of intersegment payables				(45,628)
Unallocated liabilities				619,604
Total liabilities				905,893

4. **OPERATING SEGMENT INFORMATION** (Continued)

Year ended 31 December 2021 (Continued)

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Other segment information				
Share of loss of associates and				
joint ventures unallocated				356
Impairment recognised in				
the statement of profit or loss				
– Financial and contract assets	1,541	7,916	1,811	11,268
– Property, plant and equipment	—	—	1,726	1,726
Reconciliation				
Unallocated				74
Total				13,068
Depreciation and amortisation	53,033	11,348	1,184	65,565
Reconciliation				
Unallocated				1,382
Total				66,947
Income and gains allocated	2,351	10,423	5,685	18,459
Finance costs allocated	5,014	948	193	6,155
Investment in an associate unallocated				521
Capital expenditure (note (ii))	—	1,754	—	1,754
Reconciliation				
Unallocated				—
Total				1,754

152

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

4. OPERATING SEGMENT INFORMATION (Continued)

Note:

(i) Adjusted Segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment of other intangible assets and property, plant and equipment, share of loss of associates and joint ventures and impairment on/(reversal of impairment) financial and contract assets, gain on promissory note derecognised/extension of promissory note, unallocated other income and gains and corporate expenses.

A reconciliation of Adjusted segment EBITDA to consolidated loss before tax is provided as follows:

	2022 HK$'000	2021 HK$'000
Loss before tax	**(71,971)**	(49,774)
Add:		
Finance costs	**45,409**	59,710
Amortisation and depreciation		
– Property, plant and equipment	**3,628**	5,169
– Right-of-use assets	**9,199**	12,108
– Other intangible assets	**47,132**	49,670
EBITDA	**33,397**	76,883
Impairment of trade receivables, net	**6,052**	8,211
Impairment of property, plant and equipment	**—**	1,726
Impairment of contract assets, net Impairment	**9,745**	1,310
of other receivables, net	**3,243**	1,821
Loss on disposal of property, plant and equipment	**—**	195
Share of loss of associates and joint ventures	**249**	356
Corporate expenses		
– Directors and senior management's salaries	**13,728**	25,929
– Auditor's remuneration	**4,742**	4,541
– Legal and professional fees	**6,836**	5,048
– Publicity expenses	**2,070**	2,504
– Bank charges	**668**	1,212
– Others	**2,813**	840
	30,857	40,074
Unallocated income and gains		
– Dividend income from equity investments at fair value	**(60)**	(102)
through other comprehensive income	**(47)**	(548)
– Interest income	**(4,765)**	(1,785)
– Waiver of interest on convertible notes	**—**	(51,435)
– Gain on extension of promissory note	**(3,673)**	—
– Gain on promissory note derecognised	**(535)**	(149)
– Others		
	(9,080)	(54,019)
Adjusted Segment EBITDA	**74,463**	76,557

(ii) Capital expenditure consists of additions to property and equipment and other intangible assets except for right-of-use assets.

4. **OPERATING SEGMENT INFORMATION** (Continued)

Geographical information

(a) **Revenue from external customers**

	2022 HK$'000	2021 HK$'000
Mainland China	316,091	366,755
Hong Kong	23,204	23,220
Others	1,946	1,060
	341,241	391,035

The revenue information above is based on the locations of the companies.

During the years ended 31 December 2022 and 2021, other than Mainland China and Hong Kong, the Group derived revenue from Macau and Italy.

(b) **Non-current assets**

	2022 HK$'000	2021 HK$'000
Mainland China	544,292	681,371
Hong Kong	8,423	3,791
	552,715	685,162

The above analysis of non-current assets is based on the locations of the non-current assets and excludes goodwill and deferred tax assets.

Information about major customers

Revenue of approximately HK$36,235,000 (2021: HK$56,452,000) was derived from sales to a single customer.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

5. **REVENUE, OTHER INCOME AND GAINS**

   (a) **Revenue for contract with customers**

   An analysis of revenue is as follows:

	2022 HK$'000	2021 HK$'000
Sale of graphene products	214,614	242,921
Landscape architecture design	122,856	130,149
Catering revenue	—	3,755
Catering management services	3,771	14,210
	341,241	391,035

   (i) **Disaggregated revenue information For the year ended 31 December 2022**

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Sale of graphene products	214,614	—	—	214,614
Landscape architecture services	—	122,856	—	122,856
Catering management services	—	—	3,771	3,771
Total Revenue	214,614	122,856	3,771	341,241
Geographical markets				
Mainland China	214,614	97,706	3,771	316,091
Hong Kong	—	23,204	—	23,204
Others	—	1,946	—	1,946
Total Revenue	214,614	122,856	3,771	341,241
Timing of revenue recognition				
Goods transferred at a point in time	214,614	—	—	214,614
Services transferred over time	—	122,856	3,771	126,627
Total Revenue	214,614	122,856	3,771	341,241

5.   **REVENUE, OTHER INCOME AND GAINS** (Continued)

(a)   **Revenue for contract with customers** (Continued)

(i)   **Disaggregated revenue information** (Continued)

For the year ended 31 December 2021

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering HK$'000	Total HK$'000
Sale of graphene products	242,921	—	—	242,921
Landscape architecture services	—	130,149	—	130,149
Catering revenue	—	—	3,755	3,755
Catering management services	—	—	14,210	14,210
Total Revenue	242,921	130,149	17,965	391,035
Geographical markets				
Mainland China	242,921	105,869	17,965	366,755
Hong Kong	—	23,220	—	23,220
Others	—	1,060	—	1,060
Total Revenue	242,921	130,149	17,965	391,035
Timing of revenue recognition				
Goods transferred at a point in time	242,921	—	3,755	246,676
Services transferred over time	—	130,149	14,210	144,359
Total Revenue	242,921	130,149	17,965	391,035

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

5.   REVENUE, OTHER INCOME AND GAINS (Continued)

(a)   Revenue for contract with customers (Continued)

(i)   Disaggregated revenue information (Continued)

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognised from performance obligations satisfied in previous periods:

	2022 HK$'000	2021 HK$'000
Revenue recognised that was included in contract liabilities at the beginning of the reporting period:		
Landscape architecture services	22,315	25,662

(ii)   Performance obligations

Information about the Group's performance obligations is summarised below:

Sale of graphene products
The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design
The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group's entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

Catering services
The performance obligation is satisfied upon delivery of catering products and payment at the same time.

Management services
The performance obligation is satisfied over time as services are rendered. Management service contracts are for periods of more than one year.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:

	2022 HK$'000	2021 HK$'000
Within one year	83,797	96,204
More than one year	330,749	373,570
	414,546	469,774

5. **REVENUE, OTHER INCOME AND GAINS** (Continued)

(a) **Revenue for contract with customers** (Continued)

(ii) Performance obligations (Continued)

The remaining performance obligations expected to be recognised in more than one year relate to landscape architecture services that are to be satisfied within five years and catering management services that are to be satisfied within twenty years. All the other remaining performance obligations are expected to be recognised within one year. The amounts disclosed above do not include variable consideration which is constrained.

(b) **Analysis of other income and gains is as follows:**

	2022 HK$'000	2021 HK$'000
Other income		
Service income	7,656	6,575
Dividend income from equity investments at fair value		
through other comprehensive income	60	102
Interest income	1,465	1,199
Waiver of interest on convertible notes	4,765	1,785
Waiver of interest on other borrowing	392	—
Profit guarantee compensation	2,327	1,686
Government grants	7,807	4,730
Foreign exchange differences, net	209	914
	24,681	16,991
Gains		
Payables written back	160	1,850
Gain on lease modification	3,652	—
Gain on lease termination	42	867
Others	1,478	1,335
	5,332	4,052
	30,013	21,043

Government grants were received from government departments and for promoting the Group's business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

6. LOSS BEFORE TAX

The Group's loss before tax is arrived at after charging/(crediting):

	Notes	2022 HK$'000	2021 HK$'000
Cost of inventories sold		151,456	164,330
Cost of services provided		69,823	78,360
Cost of sales*		221,279	242,690
Depreciation of property, plant and equipment	13	3,628	5,169
Depreciation of right-of-use assets	13	9,199	12,108
Amortisation of other intangible assets	15	47,132	49,670
		59,959	66,947
Research and development costs		16,439	22,727
Impairment of property, plant and equipment	13	—	1,726
Share of loss of associates	17	249	356
Lease payments for lease less than 12 months	13	1,106	826
Audit and related services fees paid to:			
- HK auditors		1,760	1,760
- US auditors		2,605	2,223
- Other auditors		377	558
		4,742	4,541
Employee benefit expense (including directors' and chief executive's remuneration (note 8)):			
Wages and salaries		85,520	102,785
Equity-settled share-based payment expense		—	11,688
Pension scheme contributions (defined contribution scheme)		14,554	19,695
Welfare and other benefits		591	2,133
		100,665	136,301
Foreign exchange differences, net		787	(914)
Loss on disposal of property, plant and equipment		—	195
Impairment of financial and contract assets:			
Impairment of trade receivables, net	20	6,052	8,211
Impairment of contract assets, net	23	9,745	1,310
Impairment of financial assets included in prepayments, other receivables and other assets, net	21	3,243	1,821
		19,040	11,342

*   Cost of sales includes HK$46,949,000 (2021: HK$58,472,000) related to staff cost and raw material expenses of HK$151,456,000 (2021: HK$164,330,000).

7. **FINANCE COSTS**

An analysis of finance costs is as follows:

	2022 HK$'000	2021 HK$'000
Interest on interest-bearing borrowings	11,543	21,008
Interest on convertible notes	18,999	8,119
Interest on promissory note	10,832	24,989
Interest on lease liabilities	4,035	5,594
	45,409	59,710

8. **DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION**

Directors' and chief executive's remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Group	
	2022 HK$'000	2021 HK$'000
Fees	684	684
Other emoluments:		
Salaries, allowances and benefits in kind	8,328	11,807
Equity-settled share-based payment expense	—	8,970
Pension scheme contributions and other benefits	99	108
	8,427	20,885
	9,111	21,569

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

8. **DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION** (Continued)

(a) **Independent non-executive directors**

The fees paid to independent non-executive directors during the year were as follows:

	2022 HK$'000	2021 HK$'000
Tam Ip Fong Sin	120	120
Wang Yuncai	120	120
Liu Kwong Sang	144	144
Tang Zhaodong	120	120
Chan Anthony Kaikwong	180	180
	684	684

The emoluments payable to the independent non-executive directors during the year was HK$220,000 (2021: HK$120,000).

(b) **Executive directors, non-executive directors and the chief executive**

	2022			
	Salaries, allowances and benefits in kind HK$'000	Equity-settled share-based payment expense HK$'000	Pension scheme contributions and other benefits HK$'000	Total HK$'000
Executive directors:				
Lau Hing Tat Patrick	3,360	—	36	3,396
Yang Liu***	716	—	9	725
Qiu Bin	1,440	—	18	1,458
	5,516	—	63	5,579
Non-executive directors:				
Ma Lida	600	—	—	600
Chief executive:				
Chan Yick Yan Andross	2,212	—	36	2,248
	8,328	—	99	8,427

8. **DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION** (Continued)

(b) Executive directors, non-executive directors and the chief executive (Continued)

	2021			
	Salaries, allowances and benefits in kind HK$'000	Equity-settled share- based payment expense HK$'000	Pension scheme contributions and other benefits HK$'000	Total HK$'000
Executive directors:				
Lau Hing Tat Patrick	3,360	1,472	36	4,868
Tian Ming**	1,544	1,801	—	3,345
Yang Liu***	1,440	1,212	18	2,670
Qiu Bin	1,440	1,212	18	2,670
	7,784	5,697	72	13,553
Non-executive directors:				
Ma Lida	600	—	—	600
Tu Wenzhe*	63	1,801	—	1,864
Chief executive:				
Chan Yick Yan Andross	3,360	1,472	36	4,868
	11,807	8,970	108	20,885

*   On 28 January 2021, Mr. Tu Wenzhe was appointed as a non-executive director of the Company and resigned on 5 August 2021

**   On 28 December 2021, Mr. Tian Ming resigned from his position as executive director of the Company

***   On 29 June 2022, Mr. Yang Liu retired from his position as executive director of the Company

There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the year.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

9. **FIVE HIGHEST PAID EMPLOYEES**

The five highest paid employees during the year included two directors and the chief executive (2021: four directors and the chief executive), whose remuneration are set out in note 8 above. Details of the remuneration for the   year of the remaining two (2021: nil) highest paid employee who is neither a director nor a chief executive of the Company are as follows:

	2022	2021
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	3,373	—
Pension scheme contributions and other benefits	140	—
	3,513	—

The emoluments of the two (2021: nil) individuals with the highest emoluments fell within the following bands:

	Number of individuals	
	2022	2021
Nil to HK$1,000,000	—	—
HK$1,000,001 to HK$1,500,000	1	—
HK$1,500,001 to HK$2,000,000	—	—
HK$2,000,001 to HK$2,500,000	1	—
	2	-

10.   INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2021: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計 (上海) 有限公司 continued to be granted with the qualification of High and New Technology Enterprises ("HNTE") on 18 November 2020 and is entitled to a preferential corporate income tax rate of 15% (2021: 15%) for a period of three years ended 31 December 2022.

前海泛亞景觀設計 (深圳) 有限公司 has been provided at the rate of 15% (2021: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾淡奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2021:15%) for a period of three years ending 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2021: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the USA and is subject to corporate income tax at 21%.

Thai Gallery SRL is required to pay tax equivalent to 27.9% of taxable income, including 24% for the standard rate of Italy corporate tax ("IRES") and 3.9% for the Italian regional production tax rate ("IRAP").

	2022 **HK$'000**	2021 HK$'000
Current – Mainland China	**6,506**	7,993
Current – Hong Kong	**—**	—
	6,506	7,993
Deferred tax (note 31)	**(8,827)**	(6,740)
Total tax (credit)/expense for the year	**(2,321)**	1,253

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

10. INCOME TAX (Continued)

A reconciliation of the tax expense/(credit) applicable to loss before tax at the statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	2022									
	Hong Kong		**Mainland China**		**Italy**		**Others**		**Total**	
	HK$'000	**%**	**HK$'000**	**%**	**HK$'000**	**%**	**HK$'000**	**%**	**HK$'000**	**%**
(Loss)/profit before tax	(9,583)		(13,481)		721		(49,628)		(71,971)	
Tax at the statutory tax rate	(1,581)	16.5	(2,135)	15.8	201	27.9	(1,242)	2.5	(4,757)	6.6
Lower tax rate for specific provinces or enacted by local authority	–	–	275	(2.0)	–	–	–	–	275	(0.4)
Tax effect of non-taxable income	(4,014)	41.9	(583)	4.3	(201)	(27.9)	–	–	(4,798)	6.7
Tax effect of non-deductible expenses	3,064	(32.0)	4,459	(33.1)	–	–	–	–	7,523	(10.5)
Temporary differences - not recognised	(37)	0.4	(4,777)	35.4	–	–	–	–	(4,814)	6.7
Tax effect of utilisation of tax losses	(332)	3.5	(1,869)	13.9	–	–	–	–	(2,201)	3.1
Tax losses not recognised	3,259	(34.0)	1,950	(14.4)	–	–	1,242	(2.5)	6,451	(9.0)
Tax expense at the Group's effective rate	359	(3.7)	(2,680)	19.9	–	–	–	–	(2,321)	3.2

	2021									
	Hong Kong		Mainland China		Italy		Others		Total	
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
(Loss)/profit before tax	(7,421)		(6,788)		433		(35,998)		(49,774)	
Tax at the statutory tax rate	(1,225)	16.5	(1,697)	25.0	121	27.9	(127)	0.4	(2,928)	5.9
enacted by local authority	–	–	855	(12.6)	–	–	–	–	855	(1.7)
Tax effect of non-taxable income	(414)	5.6	(828)	12.2	(229)	(52.8)	–	–	(1,471)	3.0
Tax effect of non-deductible expenses	367	(4.9)	2,334	(34.4)	–	–	–	–	2,701	(5.4)
Temporary differences - not recognised	775	(10.4)	(2,009)	29.6	–	–	–	–	(1,234)	2.5
Tax effect of utilisation of tax losses	(55)	0.7	–	–	–	–	–	–	(55)	0.1
Tax losses not recognised	1,258	(17.0)	1,892	(27.9)	108	24.9	127	(0.4)	3,385	(6.9)
Tax expense at the Group's effective rate	706	(9.5)	547	(8.1)	–	–	–	–	1,253	(2.5)

11. **DIVIDEND**

The Board does not recommend the payment of any final dividend in respect for the years ended 31 December 2022 and 2021.

12. **LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT**

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 572,592,877 (2021: 487,825,400) in issue during the year.

No adjustment has been made to the basic loss per share amount presented for the years ended 31 December 2022 and 2021 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilutive effect on the basic loss per share amount presented.

The calculation of basic loss per share was based on:

	2022 HK$'000	2021 HK$'000
Loss		
Loss attributable to ordinary equity holders of the parent	(69,663)	(53,546)

	Number of shares	
	2022	2021
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic loss per share calculation	572,592,877	487,825,400

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

13. PROPERTY, PLANT AND EQUIPMENT

	Right-of-use assets HK$'000	Leasehold improvements HK$'000	Furniture and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Total HK$'000
31 December 2022						
At 31 December 2021 and 1 January 2022:						
Cost	**79,866**	**18,165**	**14,750**	**2,068**	**14,965**	**129,814**
Accumulated depreciation	**(24,206)**	**(13,401)**	**(11,818)**	**(1,331)**	**(1,999)**	**(52,755)**
Impairment	**—**	**(2,217)**	**(250)**	**—**	**—**	**(2,467)**
Net carrying amount	**55,660**	**2,547**	**2,682**	**737**	**12,966**	**74,592**
At 1 January 2022, net of accumulated depreciation and impairment	**55,660**	**2,547**	**2,682**	**737**	**12,966**	**74,592**
Additions	**8,479**	**256**	**173**	**—**	**—**	**8,908**
Depreciation	**(9,199)**	**(1,668)**	**(886)**	**(172)**	**(902)**	**(12,827)**
Disposal	**—**	**—**	**(94)**	**(179)**	**—**	**(273)**
Lease modification	**(30,167)**	**—**	**—**	**—**	**—**	**(30,167)**
Lease termination	**(251)**	**—**	**—**	**—**	**—**	**(251)**
Exchange realignment	**(3,133)**	**(157)**	**(177)**	**(50)**	**(1,062)**	**(4,579)**
At 31 December 2022, net of accumulated depreciation and impairment	**21,389**	**978**	**1,698**	**336**	**11,002**	**35,403**
At 31 December 2022:						
Cost	**24,549**	**12,865**	**12,244**	**1,670**	**13,699**	**65,027**
Accumulated depreciation	**(3,160)**	**(11,887)**	**(10,546)**	**(1,334)**	**(2,697)**	**(29,624)**
Net carrying amount	**21,389**	**978**	**1,698**	**336**	**11,002**	**35,403**

13. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Right-of-use assets HK$'000	Leasehold improvements HK$'000	Furniture and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Total HK$'000
31 December 2021						
At 31 December 2020 and 1 January 2021:						
Cost	83,466	28,137	17,826	2,886	14,954	147,269
Accumulated depreciation	(15,466)	(13,597)	(12,009)	(1,427)	(1,149)	(43,648)
Impairment	—	(8,406)	(2,083)	(337)	(288)	(11,114)
Net carrying amount	68,000	6,134	3,734	1,122	13,517	92,507
At 1 January 2021, net of accumulated depreciation and impairment	68,000	6,134	3,734	1,122	13,517	92,507
Additions	275	439	372	—	—	1,086
Impairment	—	(1,480)	(246)	—	—	(1,726)
Depreciation	(12,108)	(2,540)	(1,286)	(410)	(933)	(17,277)
Disposal	—	—	(234)	—	—	(234)
Lease termination	(2,136)	—	—	—	—	(2,136)
Exchange realignment	1,629	(6)	343	24	382	2,372
At 31 December 2021, net of accumulated depreciation and impairment	55,660	2,547	2,683	736	12,966	74,592
At 31 December 2021:						
Cost	79,866	18,165	14,750	2,068	14,965	129,814
Accumulated depreciation	(24,206)	(13,401)	(11,818)	(1,331)	(1,999)	(52,755)
Impairment	—	(2,217)	(250)	—	—	(2,467)
Net carrying amount	55,660	2,547	2,682	737	12,966	74,592

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

13. PROPERTY, PLANT AND EQUIPMENT (Continued)

Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying assets is as follows:

	2022	2021
	HK$'000	HK$'000
Other properties leased for own use, carried at depreciated cost	**14,259**	25,239
Plant and machinery, carried at depreciated cost	**7,130**	30,421
	21,389	55,660

Impairment test on right-of-use assets and other property, plant and equipment with a carrying amount of HK$13,872,000 (2021: HK$50,252,000) and HK$12,968,000 (2021: HK$13,157,000), respectively, related to Graphene Products Business was disclosed in notes 14 and 15 below and no impairment was recognised at 31 December 2022 and 2021.

The analysis of expense items in relation to leases recognised in profit or loss is follows:

	2022	2021
	HK$'000	HK$'000
Depreciation expense of right-of-use assets	**9,199**	12,108
Interest expense on lease liabilities	**4,035**	5,594
Expense relating to short-term leases	**1,106**	826
	14,340	18,528

The Group had total cash outflows for leases of HK$12,282,000 in 2022 (2021: HK$16,874,000).

Derecognition of right-of-use assets of approximately HK$30,418,000 (2021: HK$2,136,000) and lease liabilities of approximately HK$34,112,000 regarding lease termination of office and lease modification of other properties, plant and machinery in PRC during the year ended 31 December 2022 (2021: HK$3,468,000, upon the closure of the restaurants during the year ended 31 December 2021), resulting in a gain on lease termination and lease modification of approximately HK$42,000 and HK$3,652,000, respectively (2021: gain on lease termination of HK$867,000 net of compensation of HK$465,000), credited to profit or loss for the year ended 31 December 2022.

During the year ended 31 December 2022 and 2021, due to COVID-19 pandemic, the Group ceased operations of restaurants and wrote off the impaired property, plant and equipment with cost of approximately HK$4,898,000 (2021: HK$14,965,000) against their accumulated depreciation and impairment of HK$4,898,000 (2021: HK$14,965,000).

During the year ended 31 December 2022, no impairment charged on the right-of-use assets and property, plant and equipment were considered necessary (2021: impairment charge of HK$1,726,000 due to closure of restaurants).

14. **GOODWILL**

	HK$'000
At 1 January 2021	105,051
Written off after closure of restaurants	(3,112)
At 31 December 2021	101,939
At 31 December 2021:	
Cost	101,939
Cost and net carrying amount at 1 January 2022	101,939
Written off	—
At 31 December 2022	101,939
At 31 December 2022:	
Cost	101,939

At 31 December 2022 and 2021, the goodwill represented the expected future profitability of the existing Graphene Products Businesses that was acquired by the Group in previous years.

Impairment test of Graphene Products Business to which goodwill is allocated

During the year ended 31 December 2022, the Graphene Products Business segment has revenue from external customers of approximately HK$214.6 million (2021: HK$242.9 million) and adjusted EBITDA (as defined in note 4) of approximately HK$46.5 million (2021: HK$53.9 million), respectively. The ratio of adjusted EBITDA over revenue of the Graphene Products Business was about 21.7% (2021: 22.2%).

As at 31 December 2022, goodwill of HK$101,939,000 (2021: HK$101,939,000), together with other intangible assets (note 15), property, plant and equipment (note 13) and rights-of-use assets (note 13) are allocated to the cash-generating unit ("CGU") of Graphene Products Business. The recoverable amount of the CGU is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in selling price and direct costs of graphene during the projection period. The directors of the Company estimate discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rate is based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

14. **GOODWILL** (Continued)

Impairment test of Graphene Products Business to which goodwill is allocated (Continued)

The calculation uses cash flow projections based on financial budgets approved by management covering a 5-years period and a discount rate of 20% (2021: 20.0%) for the year ended 31 December 2022. The cash flows projections beyond the 5-year period are extrapolated using a steady of 2% (2021: 2%) growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the unit's past performance and management's expectations for the market development. The ratio of adjusted EBITDA over revenue is estimated to be about 19.5% to 26.9% (2021: 25.77% to 28.36%) during the budget for the next 5 years, taking into account of strong demand for global electric vehicles and lithium-ion batteries, for which, the Group's graphene products are applied as their graphite anode materials.

The Group engaged CHFT Advisory and Appraisal Ltd ("CHFT"), an independent firm of qualified valuers not related to the Group and with qualifications and experiences in valuing similar assets, to determine the recoverable amount of the CGU of Graphene Products Business to which goodwill of HK$101,939,000 (2021: HK$101,939,000), other intangible assets of HK$511,427,000 (2021: HK$607,020,000), comprising patents of HK$199,356,000 (2021: HK$236,618,000), trademarks of HK$177,110,000 (2021: HK$210,214,000) and
customer relationships of HK$134,961,000 (2021: HK$160,188,000) as referred to note 15, property, plant and equipment of HK$12,968,000 (2021: HK$13,157,000) (note 13) and right-of-use assets of HK$13,872,000 (2021: HK$50,252,000) (note 13) are allocated, as at 31 December 2022 and 2021. With reference to the assessment by CHFT, the recoverable amount of the CGU exceeded its carrying amount, with headroom of approximately HK$48,204,000 (2021: HK$67,459,000), no impairment was required as at 31 December 2022 and 2021.

15. OTHER INTANGIBLE ASSETS

		Catering Business		Graphene Products Business			
	Software HK$'000	Backlog contracts HK$'000	Brand names HK$'000	Patents HK$'000	Trademarks HK$'000	Customer relationships HK$'000	Total HK$'000
31 December 2022							
Cost at 1 January 2022, net of accumulated amortisation	1,586	–	–	236,618	210,214	160,188	608,606
Additions	393	–	–	–	–	–	393
Amortisation provided during the year	(1,233)	–	–	(17,892)	(15,895)	(12,112)	(47,132)
Exchange realignment	(84)	–	–	(19,370)	(17,209)	(13,115)	(49,778)
At 31 December 2022	662	–	–	199,356	177,110	134,961	512,089
At 31 December 2022:							
Cost	17,397	18,052	6,893	258,738	229,351	174,771	705,202
Amortisation	(16,668)	(2,795)	(1,596)	(59,382)	(52,241)	(39,810)	(172,492)
Accumulated impairment	(67)	(15,257)	(5,297)	–	–	–	(20,621)
Net carrying amount	662	–	–	199,356	177,110	134,961	512,089
31 December 2021							
Cost at 1 January 2021, net of accumulated amortisation	2,185	–	–	248,716	220,448	167,987	639,336
Additions	943	–	–	–	–	–	943
Amortisation provided during the year	(1,588)	–	–	(19,100)	(16,448)	(12,534)	(49,670)
Exchange realignment	46	–	–	7,002	6,214	4,735	17,997
At 31 December 2021	1,586	–	–	236,618	210,214	160,188	608,606
At 31 December 2021:							
Cost	18,266	18,052	6,893	282,694	250,586	190,952	767,443
Amortisation	(16,606)	(2,795)	(1,596)	(46,076)	(40,372)	(30,764)	(138,209)
Accumulated impairment	(74)	(15,257)	(5,297)	–	–	–	(20,628)
Net carrying amount	1,586	–	–	236,618	210,214	160,188	608,606

15. OTHER INTANGIBLE ASSETS (Continued)

Impairment test of Graphene Products Business to which other intangible assets are allocated

Patents, trademarks and customer relationships related to the Graphene Products Business acquired during the year ended 31 December 2019.

As disclosed in note 14, the recoverable amount of Graphene Products Business as the identified CGU has been determined on a value in use calculation. At 31 December 2022, the recoverable amount of the CGU, to which patents of HK$199,356,000 (2021: HK$236,618,000), trademarks of HK$177,110,000 (2021: HK$210,214,000)
and customer relationships of HK$134,961,000 (2021: HK$160,188,000), goodwill of HK$101,939,000 (2021: HK$101,939,000) (note 14), property, plant and equipment of HK$12,968,000 (2021: HK$13,157,000) (note 13) and right-of-use assets of HK$13,872,000 (2021: HK$50,252,000) (note 13) are allocated, is determined taking into account the valuation performed by CHFT, based on the cash flows forecasts derived from the most recent financial budgets for the next five years approved by the management using the pre-tax discount rate of 20% (2021: 20%) per annum which reflects current market assessments of the time value of money and the risks specific to the CGU. Other key assumptions for the value in use calculations is the budgeted growth rate of 2% (2021: 2%), which is determined based on the past performance, management's expectations for the market development and market growth forecasts. The ratio of adjusted EBITDA over revenue is estimated to be about 19.5% to 26.9% (2021: 25.77% to 28.36%) during the budget for the next 5 years, taking into account of strong demand for global electric vehicles and lithium-ion batteries, for which, the Group's graphene products are applied as their graphite anode materials.

Based on the impairment test as detailed in note 14 above, by reference to the valuation prepared by CHFT, the recoverable amount of the CGU, to which patents, trademarks and customer relationships, related goodwill (note 14), property, plant and equipment (note 13) and right-of-use assets (note 13) are allocated, exceeds its carrying amount as at 31 December 2022 and 2021. Accordingly, no impairment loss on patents, trademarks and customer relationships, related goodwill (note 14), property, plant and equipment (note 13) and right-of-use assets (note 13) in respect of Graphene Products Business has been recognised during years ended 31 December 2022 and 2021.

16. INVESTMENTS IN JOINT VENTURES

	2022 HK$'000	2021 HK$'000
Share of net assets	—	—

Particulars of the Group's joint ventures are as follows:

Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Percentage of			Principal activity
			Ownership interest	Voting power	Profit sharing	
Ease Global Limited (note a)	Issued shares of US$100	British Virgin Islands	30	50	30	Investment Holding
Trade More Global Limited ("Trade More") (note a)	Issued shares of US$1,100	British Virgin Islands	30	50	30	Investment Holding
Earthasia Worldwide Holdings Limited ("EA Trading") (note a)	Issued shares of HK$100	Hong Kong	30	50	30	Trading business
Earthasia International (Japan) Limited ("Japan Trading") (note a)	Issued shares of JPY50,000,000	Japan	30	50	30	Dormant
上海奕桂品牌管理有限公司 ("上海奕桂") (note a)	Issued shares of RMB1,000,000	Mainland China	30	50	30	Trading business
大連鵬亞國際貿易有限公司 ("Dalian Pengya International Trade Co., Ltd"#) ("Dalian Trading")(note a)	Issued shares of RMB100,000	Mainland China	30	50	30	Trading business
Graphex Michigan I, LLC (note b)	90 joint ventures units	United States	33.3	33.3	25	Dormant

Ease Global Limited and its wholly owned subsidiaries, Trade More, EA Trading, Japan Trading, 上海奕桂 and Dalian Trading are indirectly held by the Company.

Graphex Michigan I, LLC incorporated during the year ended 31 December 2022 which is indirectly held by the Company.

The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

16. INVESTMENTS IN JOINT VENTURES (Continued)

(a) The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2022 HK$'000	2021 HK$'000
Share of the joint ventures' loss for the year	—	—
Share of the joint ventures' total comprehensive loss	—	—
Aggregate carrying amount of the Group's investments in the joint ventures	—	—

The Group has discontinued the recognition of its share of loss of a joint venture, EA Trading, because the share of loss of the joint venture exceeded the Group's interest in the joint venture and the Group has   no obligation to take up further loss. The amount of the Group's unrecognised share of loss and other comprehensive income of EA Trading for the year and accumulated losses were HK$1,954,000 (2021: HK$3,267,000) and HK$11,033,000 (2021: HK$9,079,000), respectively.

(b) Graphex Technologies, LLC ("Graphex Tech") (an indirect wholly-owned subsidiary of the Company) and   the joint venture partner (the "JV Partner") entered into an agreement in relation to the formation of a joint venture, Graphex Michigan I, LLC ("JV"), in the U.S. on 30 May 2022 ("Agreement Date"), initially expected to be near Detroit, Michigan (the "JV Agreement"). The purpose of the JV shall be to develop and operate in Michigan a single facility, factory or other manufacturing or processing plant for the purposes of processing or otherwise enhancing graphite anode material or previously processed graphite, including without limitation spherical graphite processing and pitch coating of spherical graphite for use in any industry, including without limitation in connection with providing anode material for lithium-ion batteries utilised in electric automotive vehicles ("Anode Material Processing Facility"). Pursuant to the JV Agreement, upon formation of the JV, Graphex Tech will initially own one-third and the JV Partner will initially own two-third of the JV membership interest.

Graphex Tech shall cause the Group to grant the JV a perpetual, royalty-free right and license to use and exploit the technologies in connection with the establishment, development and operation of the Anode Material Processing Facility. Graphex Tech shall ensure that all appropriate personnel of the Group are involved and Graphex Tech shall furnish services of all its Michigan-based personnel in all stages of development and operation of such Anode Material Processing Facility. Graphex Tech shall arrange for offtake agreements with applicable mines and/or initial processors for supplying the necessary or appropriate graphite flake or high- quality spherical graphite to be utilised in such Anode Material Processing Facility, including without limitation from the Group's plant in the PRC to the extent necessary and legally permissible.

16. **INVESTMENTS IN JOINT VENTURES** (Continued)

The JV Partner shall furnish the services of all its Michigan-based personnel, who will primarily be responsible for handling site searches and inspections, acquisitions, design, regulatory approval, construction and mechanical operation of the Anode Material Processing Facility. The JV Partner shall contribute US$15 million to the JV (the "Cash Contribution") and arrange and provide for all office and administrative support for the JV in the United States, provided that the JV shall pay the JV Partner a reasonable amount for rent. In addition, the JV Partner will have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility. The JV Partner shall utilise its contacts to manage all governmental and regulatory concerns.

The management of the JV and all decisions concerning the business affairs of the JV shall be made by the managing members or any authorised agent designated in writing by the managing members. The managing members shall be Graphex Tech and the JV Partner (the "Managing Member(s)"). Consent of the Managing Members shall be the approval of more than 75% of the managing member voting percentages (the managing member voting percentage for each Managing Member shall be in accordance such Managing Member's percentage of JV membership interest). The Managing Members have the power, on behalf of the JV, to do all things necessary or convenient to carry out the business and affairs of the JV.

Distributions, if any, shall be made in the sole discretion of the Managing Members. In the event that the Managing Members make a distribution of any proceeds, it shall be paid to the JV Members in the following priority:

(i)   During the first four years following the Agreement Date, 75% of each distribution shall be paid to the JV Partner and the balance shall be paid to Graphex Tech;

(ii)   During the fifth year following the Agreement Date, 75% of each distribution shall be paid to Graphex Tech and the balance shall be paid to the JV Partner; and

(iii)   Thereafter, distributions shall be paid to all JV Members pro rata in accordance with their JV Membership Interest.

Pursuant to the JV Agreement, (i) the JV Partner has granted Graphex Tech a conditional call option for purchasing 30 JV units (representing one-third of the JV membership interest) from the JV Partner in consideration for 35,000,000 new ordinary shares to be issued by the Company at the issue price of HK$1.10 each (the "Consideration Shares"); and (ii) Graphex Tech has granted the JV Partner a conditional put option for requiring Graphex Tech to purchase 30 JV units (representing one-third of the JV Membership Interest) from the JV Partner in consideration for 35,000,000 Consideration Shares. At 31 December 2022, the conditions for the call option and the put option are not yet fulfilled and the directors of the Company consider that the fair value of the group's obligations under the call option and the put option to be insignificant.

On 31 May 2022, the JV has been established as a Delaware limited liability company pursuant to the provisions   of the Delaware Limited Liability Company Act. At 31 December 2022, neither the Group nor the JV Partner has contributed the above-mentioned technologies and the Cash Contribution, as contemplated in the JV Agreement, to the JV. The JV has not yet commenced its business and has insignificant operating results and cash flows for the year ended and at 31 December 2022 and has immaterial assets and liabilities at 31 December 2022.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

17. INVESTMENTS IN ASSOCIATES

	2022 **HK$'000**	2021 HK$'000
Share of net assets	**227**	521

Particulars of the Group's associates are as follows:

			Percentage of			
Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Ownership interest	Voting power	Profit sharing	Principal activity
上海泰迪朋友投資管理有限公司 (Shanghai Teddy Friends Investment Management Limited#) ("Teddy")	Registered capital of RMB27,000,000	Mainland China	20	20	20	Investment holding
蘇州蘇迪投資發展有限公司 (Suzhou Sudi Investment and Development Limited#) ("Sudi")	Registered capital of RMB35,000,000	Mainland China	10	10	10	Operating a theme park facility in Mainland China

Teddy and its 51% subsidiary, Sudi are indirectly held by the Company.

\#   The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English name.

17. INVESTMENTS IN ASSOCIATES (Continued)

Teddy and Sudi are considered as associates of the Group and are accounted for using the equity method.

The following table illustrates the summarised financial information in respect of Teddy, adjusted for any differences in accounting policies and reconciled to the carrying amount in the financial statements:

	Teddy	
	2022 **HK$'000**	2021 HK$'000
Current assets	**4,657**	6,824
Non-current assets	**26,816**	29,984
Current liabilities	**(30,798)**	(32,495)
Non-controlling interests	**984**	3,341
Equity attributable to the owners of the parent	**(309)**	972
Reconciliation to the Group's interest in the associate:		
Proportion of the Group's ownership	**20%**	20%
Group's share of net assets of the associates	**(62)**	194
Balance with the Group	**289**	327
Carrying amount of the investment	**227**	521
Revenue	**239**	408
Loss for the year	**(1,245)**	(1,780)
Other comprehensive income	**—**	—
Total comprehensive loss for the year	**(1,245)**	(1,780)
Group's share of results	**(249)**	(356)

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

18. **EQUITY INVESTMENTS DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME**

	2022 HK$'000	2021 HK$'000
Unlisted equity investment, at fair value 深圳市前海邦你貸互聯網金融服務有限公司 ("Lendbang")		
At 1 January	1,312	1,235
Fair value (loss)/gain through other comprehensive income	(1,151)	41
Exchange realignment	(67)	36
At 31 December	94	1,312

The Group held 7.41% (2021: 7.41%) of the above equity investment was irrevocably designated at fair value through other comprehensive income as the Group considers the investment to be strategic in nature.

During the year ended 31 December 2022, the Group received dividends in the amount of HK$60,000 (2021: HK$102,000), from Lendbang.

19. **INVENTORIES**

	2022 HK$'000	2021 HK$'000
Raw materials	7,163	16,200
Finished goods	9,738	21,609
	16,901	37,809

At 31 December 2022, the carrying amount of inventories carried at the lower of cost and net realisable value amount to HK$16,901,000 (2021: HK$37,809,000).

20. TRADE AND BILLS RECEIVABLES

	2022 HK$'000	2021 HK$'000
Trade and bills receivables	162,516	182,132
Allowance for impairment	(59,497)	(58,612)
	103,019	123,520

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. In view of   the aforementioned and the fact that the Group's trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

Included in the Group's trade and bills receivables were amounts billed of HK$124,498,000 (2021: HK$139,018,000) and billable of HK$38,018,000 (2021: HK$43,114,000).

An ageing analysis of the trade and bills receivables at the end of each reporting period, based on the invoice date and net of loss allowance for lifetime expected credit losses, is as follows:

	2022 HK$'000	2021 HK$'000
Within 6 months	91,452	108,532
Over 6 months but within 1 year	7,633	11,625
Over 1 year but within 2 years	3,610	2,570
Over 2 years but within 3 years	324	793
	103,019	123,520

The movements in the loss allowance for lifetime expected credit losses of trade and bills receivables are as follows:

	2022 HK$'000	2021 HK$'000
At 1 January	58,612	48,842
Impairment loss,net (note 6)	6,052	8,211
Exchange alignment	(5,167)	1,559
At 31 December	59,497	58,612

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

20. TRADE AND BILLS RECEIVABLES (Continued)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on invoice date for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions, and adjusted for subsequent settlements received by the Group up to the date of approval of the consolidated financial statements.

Set out below is the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

As at 31 December 2022

For Landscape PRC Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	3.72%	41.08%	77.79%	93.86%	100%	100%	63.36%
Gross carrying amount	27,557	5,457	15,122	4,917	32,762	5,354	91,169
Expected credit losses	1,024	2,242	11,764	4,615	32,762	5,354	57,761

For Landscape HK Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	0.42%	2.11%	6.59%	52.63%	100%	100%	8.52%
Gross carrying amount	2,879	237	167	38	39	218	3,578
Expected credit losses	12	5	11	20	39	218	305

For Catering Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	0%	0%	0%	0%	0%	100%	0%
Gross carrying amount	605	1,282	—	—	—	—	1,887
Expected credit losses	—	—	—	—	—	—	—

20. TRADE AND BILLS RECEIVABLES (Continued)

As at 31 December 2022 (Continued) For

Graphene Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	0.50%	25.63%	46.07%	100%	0%	100%	2.50%
Gross carrying amount	61,755	3,910	178	39	—	—	65,882
Expected credit losses	308	1,002	82	39	—	—	1,431

As at 31 December 2021

For Landscape PRC Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	5.56%	23.83%	70.31%	93.98%	100%	100%	63.37%
Gross carrying amount	19,702	14,416	8,413	11,160	29,881	5,850	89,422
Expected credit losses	1,095	3,435	5,915	10,488	29,881	5,850	56,664

For Landscape HK Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	0.02%	0.06%	1.37%	45.98%	100%	100%	6.80%
Gross carrying amount	4,409	644	73	224	61	218	5,629
Expected credit losses	—	—	1	103	61	218	383

For Catering Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	0%	0%	0%	0%	0%	100%	0%
Gross carrying amount	8,806	—	—	—	—	—	8,806
Expected credit losses	—	—	—	—	—	—	—

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

20. TRADE AND BILLS RECEIVABLES (Continued) As at

31 December 2021 (Continued)

For Graphene Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	1.42%	100%	100%	0%	0%	100%	2.00%
Gross carrying amount	77,814	329	132	—	—	—	78,275
Expected credit losses	1,104	329	132	—	—	—	1,565

21. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2022 HK$'000	2021 HK$'000
Current:		
Prepayments	8,191	7,796
Trade deposits paid for purchasing raw materials	28,008	43,746
Deposits and other receivables	8,270	9,133
Loan to joint ventures	10,818	2,871
Loan to an associate	2,918	2,882
Loan receivables	—	7,365
Impairment allowance	(5,514)	(4,070)
	52,691	69,723
Non-current:		
Prepayments for purchase of plant and equipment	3,224	—
Rental deposits paid	1,678	131
	4,902	131
Total	57,593	69,854

21. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (Continued)

The movements in provision for impairment of prepayments, other receivables and other assets are as follows:

	2022 HK$'000	2021 HK$'000
At 1 January	4,070	13,887
Impairment during the year, net (note 6)	3,243	1,821
Written-off	(1,453)	(11,863)
Exchange alignment	(346)	225
At 31 December	5,514	4,070

Deposits and other receivables mainly represent rental deposits, loan receivables, service income receivables, prepayment to suppliers and deposits with customers.

Included in the Group's deposits and other receivables are an amount due from joint ventures of HK$718,000 (2021: HK$220,000), an amount due from associates of HK$232,000 (2021: HK$744,000) and an amount due from Pubang of HK$nil (2021: HK$18,000) which have no fixed terms of repayment and are interest-free and unsecured.

As at 31 December 2022, none of the above assets was neither past due nor impaired and the financial assets included in the above balances relate to receivables for which there was no recent history of default.

22. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2022 HK$'000	2021 HK$'000
Trading securities		
– Equity securities listed outside Hong Kong	31	—

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

23. CONTRACT ASSETS

	2022 HK$'000	2021 HK$'000
Contract assets arising from:		
Landscape architecture design	105,468	115,290
	105,468	115,290
Allowance for impairment	(74,834)	(71,420)
	30,634	43,870

Contract assets are initially recognised for revenue earned from landscape architecture design as the cumulative revenue recognised in profit or loss exceed the cumulative billings to provide service. The contract assets will be reclassified as receivables when the progress billings are issued and delivered as this is the point in time that the right to consideration is unconditional because only the passage of time is required before the payment is due. The contract asset will also be reclassified as receivables when the performance obligation of the contracts has been completed.

During the year ended 31 December 2022, HK$74,834,000 (2021: HK$71,420,000) was recognised as an allowance for expected credit losses on contract assets. The Group's trading terms and credit policy with customers are disclosed in note 20 to the financial statements.

The expected timing of recovery or settlement for contract assets as at 31 December 2022 and 2021 are as follows:

	2022 HK$'000	2021 HK$'000
Within one year	30,634	43,870

The movements in the loss allowance for impairment of contract assets are as follows:

	2022 HK$'000	2021 HK$'000
At beginning of years	71,420	68,114
Impairment loss, net (note 6)	9,745	1,310
Exchange alignment	(6,331)	1,996
At end of years	74,834	71,420

23. CONTRACT ASSETS (Continued)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates for the measurement of the expected credit losses of the contract assets are based on those of the trade receivables as the contract assets and the trade receivables are from the same customer bases. The provision rates of contract assets are based on days past due of trade receivables for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability- weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Set out below is the information about the credit risk exposure on the Group's contract assets, for which the ageing analysis was based on the date of revenue recognition, using a provision matrix:

As at 31 December 2022

PRC Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	8.54%	25.55%	64.81%	94.71%	96.00%	100%	71.69%
Gross carrying amount	17,687	9,287	12,310	11,442	26,531	25,501	102,758
Expected credit losses	1,510	2,373	7,978	10,837	25,469	25,501	73,668

HK Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	8.60%	23.95%	67.09%	88.03%	100%	—	43.03%
Gross carrying amount	1,244	238	635	142	451	—	2,710
Expected credit losses	107	57	426	125	451	—	1,166

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

23. **CONTRACT ASSETS** (Continued) As

at 31 December 2021

PRC Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	10.14%	21.94%	39.61%	81.32%	100%	100%	62.91%
Gross carrying amount	21,637	12,214	17,222	11,354	20,396	29,062	111,885
Expected credit losses	2,194	2,680	6,822	9,233	20,396	29,062	70,387

HK Customers (HK$'000)

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impared	Total
Expected credit loss rate	10.35%	39.60%	71.33%	100%	100%	—	30.34%
Gross carrying amount	2,299	447	143	338	178	—	3,405
Expected credit losses	238	177	102	338	178	—	1,033

Included in the Group's contract assets is an amount of HK$1,050,000 (2021: HK$3,488,000), after net of provision of HK$10,422,000 (2021: HK$8,958,000), with Pubang for services rendered by the Group, which is repayable on credit terms similar to those offered to the major customers of the Group.

24. **CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS**

	2022 HK$'000	2021 HK$'000
Cash and bank balances	31,470	30,240
Time deposits	—	1,223
	31,470	31,463
Less: Pledged for specific performance (note)	—	(1,223)
	31,470	30,240

Note:

As at 31 December 2022, bank deposits of HK$nil (2021: HK$1,223,000) are pledged to bank for the issuance of guarantees by the bank to the customers in respect of the specific performance under certain service agreements.

24. **CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS** (Continued)

The Group's cash and bank balances were denominated in HK$ at the end of the reporting period, except for the following:

	2022		2021	
	Original currency in'000	HK$ equivalent in'000	Original currency in'000	HK$ equivalent in'000
Cash and bank balances:				
Renminbi ("RMB")	20,730	23,211	22,155	27,097
Euro	99	820	111	981
USD Dollar	181	1,415	261	2,036

The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.

25. **TRADE PAYABLES**

An ageing analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	2022 HK$'000	2021 HK$'000
Within 1 year	8,789	2,913
Over 1 year but within 2 years	91	2,312
Over 2 years but within 3 years	1,577	1,143
Over 3 years	2,941	2,507
	13,398	8,875

The trade payables are non-interest-bearing and are normally settled within three months.

Included in the Group's trade payable are an amount due to Pubang of HK$nil (2021: HK$1,103,000).

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

26. OTHER PAYABLES AND ACCRUALS

	Notes	2022 HK$'000	2021 HK$'000
Current:			
Contract liabilities	(a)	**37,411**	45,264
Other payables and accruals			
Other payables	(b)	**35,688**	32,849
Interest payables		**16,107**	22,378
Deposit received for convertible notes		**—**	46,965
		51,795	102,192
Total		**89,206**	147,456

Notes:

(a) Contract liabilities include short-term advances received from customers. Details of contract liabilities as at 31 December 2022 and 2021 are as follows:

	2022 HK$'000	2021 HK$'000
Gross amount due to customers for construction work	**36,270**	44,002
Short-term advances received from customers		
Graphene Products Business	**1,141**	1,262
Total contract liabilities	**37,411**	45,264

The movements in contract liabilities are set out below:

	2022 HK$'000	2021 HK$'000
At the beginning of the year	**45,264**	46,225
Advance considerations received from customers	**19,457**	20,930
Revenue recognised that was included in the contract liabilities at the beginning of the year	**(24,148)**	(23,055)
Exchange alignment	**(3,162)**	1,164
At the end of the year	**37,411**	45,264

(b) Other payables are non-interest-bearing and have an average term of three months.

27. LEASE LIABILITIES

As at 31 December 2022, the lease liabilities were payable as follows:

	2022 HK$'000	2021 HK$'000
Within 1 year	5,146	7,918
After 1 year but within 2 years	4,311	3,304
After 2 years but within 5 years	3,987	10,100
After 5 years	10,350	39,828
	18,648	53,232
	23,794	61,150

28. INTEREST-BEARING BORROWINGS

	Notes	**31 December 2022** Effective interest rate (%)	Maturity	HK$'000
Current				
Bank borrowing – guaranteed	(a)	4.35	2023	11,194
Other borrowing – unsecured	(b)	4.75	2023	1,478
Other borrowing – unsecured	(b)	4	On demand	2,911
Current portion of corporate bonds				
– unsecured	(c) and (e)	9 – 10.04	On demand	104,872
– unsecured	(g)	10.04	2023	7,995
				128,450
Non-current				
Other borrowing – unsecured	(b)	9	2024	6,000
Other borrowing – unsecured	(b)	9	2024	5,000
Corporate bonds – unsecured	(e)	10.04	2025	2,500
				13,500

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

28. INTEREST-BEARING BORROWINGS (Continued)

	Notes	Effective interest rate (%)	Maturity	31 December 2021 HK$'000
Current				
Bank borrowing – guaranteed	(a)	4.785	2022	6,115
Other borrowing – unsecured	(b)	4.75	2022	2,104
Other borrowing – unsecured	(b)	5	2022	1,085
Other borrowing – unsecured	(b)	12	2022	95
Other borrowing – unsecured	(b)	8	2022	3,975
Other borrowing – unsecured	(b)	18	On demand	6,000
Current portion of corporate bonds	(c), (d)			
– unsecured	and (e)	9 – 10.04	2022	150,502
				169,876
Non-current				
Other borrowing – unsecured	(b)	5.5	2023	3,875
Corporate bonds – unsecured	(g)	10.04	2023	7,702
				11,577

28. INTEREST-BEARING BORROWINGS (Continued)

The movements of corporate bonds recognised and carried at amortised cost in the consolidated financial statements are as follows:

	6% Corporate Bonds due 2021 HK$'000 (note c)	9% Corporate Bonds due 2021 HK$'000 (note d)	6% Corporate Bonds due 2021 HK$'000 (note e)	6% Corporate Bonds due 2022 HK$'000 (note e)	6% Corporate Bonds due 2025 HK$'000 (note e)	6% Corporate Bonds due 2021 HK$'000 (note f)	6% Corporate Bonds due 2023 HK$'000 (note g)	Total HK$'000
Carrying amount as at 1 January 2021	103,936	5,000	35,776	76,041	–	5,000	–	225,753
Issuance during the year	–	–	–	–	–	–	8,000	8,000
Transaction costs	–	–	–	–	–	–	(560)	(560)
Repayment	(75,900)	–	–	–	–	(5,000)	–	(80,900)
Interest charged	4,640	413	3,378	7,631	–	46	734	16,842
Interest paid and interest payable included in other payables and accruals	(3,076)	(413)	(2,154)	(4,770)	–	(46)	(472)	(10,931)
Carrying amount as at 31 December 2021	29,600	5,000	37,000	78,902	–	–	7,702	158,204
Carrying amount as at 1 January 2022	**29,600**	**5,000**	**37,000**	**78,902**	**–**	**–**	**7,702**	**158,204**
Repayment	**(6,645)**	**(5,000)**	**(8,307)**	**(23,776)**	**–**	**–**	**–**	**(43,728)**
Interest charged	**–**	**–**	**–**	**1,577**	**–**	**–**	**773**	**2,350**
Interest paid and interest payable included in other payables and accruals	**–**	**–**	**–**	**(979)**	**–**	**–**	**(480)**	**(1,459)**
Due date extension	**–**	**–**	**–**	**(2,500)**	**2,500**	**–**	**–**	**–**
Carrying amount as at 31 December 2022	**22,955**	**–**	**28,693**	**53,224**	**2,500**	**–**	**7,995**	**115,367**

The Group's corporate bonds were denominated in Hong Kong dollars, with duration of two years from the issue date.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

28. INTEREST-BEARING BORROWINGS (Continued)

Notes:

(a) During the year ended 31 December 2022, the Group obtained bank borrowings of HK$11,194,000 (2021: HK$6,115,000) denominated in Renminbi, carried fixed interest rate at 4.35% (2021: 4.785%) per annum and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b) The Group's all other borrowings were unsecured, of which, HK$4,389,000 (2021: HK$6,079,000) was denominated in Renminbi with duration of one year from the date issued, HK$11,000,000 (2021: HK$9,970,000) was denominated in Hong Kong dollars, with duration of two years from the date issued, HK$nil (2021: HK$1,085,000) was denominated in US dollar with duration of six months from the issue date.

The loans from joint ventures included in the Group's current liabilities of HK$nil (2021: HK$95,000) and HK$nil (2021: HK$3,975,000) carried interest at 12% and 8% per annum, respectively and are repayable within one year (note 39).

(c) The corporate bonds matured in 2021. At 31 December 2022, the remaining balance of the corporate bonds amounted to HK$22,955,000 (2021: HK$29,600,000) became repayable on demand. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually.

(d) On 2 December 2019, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000. The corporate bonds carried coupon interest at a rate of 9%, which is accumulated daily or the 365 daily basis and payable annually. The corporate bonds were fully repaid during the year ended 31 December 2022.

(e) The Company issued corporate bonds of HK$79,500,000 and HK$37,000,000 in 2020 and 2019, respectively. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually. Repayment date of one of these corporate bonds with a nominal value of HK$2,500,000 was extended to 2025, as agreed with the corporate bond holders during the year ended 31 December 2022.

(f) On 26 February 2020, the Company issued HK$5,000,000 corporate bonds with a nominal value of HK$5,000,000. The bonds carried coupon interest at a rate of 6% per annum and payable annually. The corporate bonds were fully repaid during the year ended 31 December 2021.

(g) On 6 January 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$7,440,000, net of related transaction costs, was received in 2021. The bonds carried coupon interest at a rate of 6% per annum and payable annually.

(h) Subsequent to 31 December 2022, certain holders of corporate bonds with aggregate carrying amount of approximately HK$10,000,000 have agreed in writing to extend the repayment date of the relevant bonds to February 2025. The Company is also in serious negotiations with the corporate bond holders for extension of the remaining corporate bonds.

29. PROMISSORY NOTE

	2022 HK$'000	2021 HK$'000
At the beginning of the years	264,681	298,089
Gain on extension	—	(51,435)
Conversion to preference shares	(182,100)	—
Effective interest charged	10,832	24,989
Interest payable and included in other payables and accruals	(3,339)	(6,962)
At the end of the years	90,074	264,681

Note:

On 7 August 2019, the Group issued a 4-year unsecured promissory note with principal amount of HK$348,080,000 at 2% coupon rate, as part of the consideration for the acquisition of the entire issued share capital of Think High Global Limited. The effective interest rate was 8.4% at the date of issue. The fair value of the promissory note at acquisition date was estimated to be HK$274,552,000. The promissory note is carried at amortised cost.

On 9 December 2021, the Group and the promissory note holder, which is an independent third party and not a substantial shareholder of the Company, entered into an agreement to extend the maturity date from 6 August 2023 to 6 August 2026. A gain on extension of promissory note of approximately HK$51,435,000 is recognised in profit or loss for the year ended 31 December 2021. The fair value of the promissory note of HK$263,740,000 at the date of extension was determined by the directors of the Company based on the valuation prepared by an independent professional qualified valuer, CHFT, to the Group. The effective interest rate is 8.5% per annum.

On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each, with a fair value of HK$178,427,000, as consideration for full settlement of promissory note to the holder of the promissory note with a carrying amount at HK$182,100,000, resulting in a gain on derecognition of promissory note of approximately HK$3,673,000 which was credited to the consolidated profit or loss for the year ended 31 December 2022.

194

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

30. CONVERTIBLE NOTES

		Equity component		
	Liability component HK$'000	Conversion rights (note 44) HK$'000	Warrant reserve (note 44) HK$'000	Total HK$'000
At 1 January 2021	—	—	—	—
Proceeds from issuance of convertible notes	26,095	21,407	15,196	62,698
Effective interest for the year	6,258	—	—	6,258
Conversion to shares	(8,728)	(5,993)	—	(14,721)
At 31 December 2021	23,625	15,414	15,196	54,235
Proceeds and reclassification of deposit received from issuance of convertible notes and warrants	**41,036**	**7,769**	**4,747**	**53,552**
Effective interest for the year	**14,201**	**—**	**—**	**14,201**
Conversion to ordinary shares	**(25,879)**	**(10,177)**	**—**	**(36,056)**
At 31 December 2022	**52,983**	**13,006**	**19,943**	**85,932**
Current portion of convertible notes	**16,585**			
Non-current portion of convertible notes	**36,398**			

Pursuant to the subscription agreement entered into between the Company and Lexinter International Inc. ("Lexinter") on 19 January 2021 ("Subscription Agreement"), the Company shall issue the convertible notes and warrants in tranches with aggregate principal value of US$15,000,000 (equivalent to HK$116,250,000 at the fixed exchange rate of HK$7.75: US$1). The financial obligations in the convertible notes and warrants in Hong Kong dollars are fixed in accordance with the subscription agreement. The conversion rights embedded with the convertible notes are exercisable into ordinary shares at the price of HK$0.65 per ordinary share and the convertible notes bear coupon interests at the coupon rate of 5.5% per annum and will be due for repayment on the second anniversary of their respective issue dates. Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue. The share subscription rights attached to the warrants are exercisable into ordinary shares at the price of HK$0.65 per ordinary share.

During the year ended 31 December 2022, the Company issued convertible notes and warrants for an aggregate proceeds of US$6,910,000 (equivalent to HK$53,552,500 at the fixed exchange rate of HK$7.75: US$1) (2021: US$8,090,000 (equivalent to HK$62,697,500 at the fixed exchange rate of HK$7.75: US$1)), of which deposit of US$6,060,000 (equivalent to HK$46,965,000 at the fixed exchange rate of HK$7.75: US$1) (2021: Nil) was received in last year.

At 31 December 2022 and 2021, the entire issued capital of Think High Global Limited, which holds 100% of the Graphene Products Business, was charged in favour of Lexinter.

30. CONVERTIBLE NOTES (Continued)

The conversion rights embedded with the convertible notes and the warrant subscription rights are regarded as equity component as both of them meet with the fixed-for-fixed rule of IAS 32 i.e. fixed number of ordinary shares of the Company will be issued upon the exercise of the conversion rights and warrant subscription rights.

At the time of issuance, the Company allocated the proceeds to liability component and equity component in respect of the conversion rights of the convertible notes and warrant subscription rights as follows:

(i) Liability component of the convertible notes represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rates applicable to instruments of comparable credit status taken into account the business risk and financial risk of the Company at the issue date, and

(ii) Equity component in respect of conversion rights of convertible notes and warrant subscription rights represent the excess of proceeds over liability component of the convertible notes as determined in (i) above.

During the year ended 31 December 2022, convertible notes with principal amount of US$4,240,000 (equivalent to HK$32,860,000 at the fixed exchange rate of HK$7.75 : US$1) (2021: US$2,250,000 (equivalent to HK$17,437,500 at the fixed exchange rate of HK$7.75 : US$1)) were converted into 50,553,846 (2021: 26,826,923) ordinary shares at HK$0.65 per ordinary share.

At 31 December 2022, there were outstanding convertible notes with aggregate principal value of US$8,510,000 (2021: US$5,840,000, which was equivalent to approximately HK$65,952,500 (2021: HK$45,260,000) at the fixed exchange rate of HK$7.75: US$1) as stipulated in the Subscription Agreement.

At 31 December 2022, the effective interest rate of the liabilities component of the convertible notes ranged from 18.83% to 53.05% (2021: 28.84% to 53.05%).

At 31 December 2022, 101,465,385 (2021: 69,630,769) and 89,423,076 (2021: 48,228,846) ordinary shares are issuable under the conversion rights of the convertible notes and the warrants at HK$0.65 per ordinary share, respectively.

Subsequent to 31 December 2022, a holder of convertible notes with principal amount of US$2,800,000 (equivalent to HK$21,700,000 at the fixed exchange rate of HK$7.75 = US$1) served a notice requesting the Company to convert those convertible notes into 33,384,615 ordinary shares of the Company.

31. DEFERRED TAX

The movements in deferred tax assets and deferred tax liabilities during the year are as follows:

Deferred tax assets

	2022 HK$'000	2021 HK$'000
At 1 January	3,316	2,475
Credited to the statement of profit or loss during the year	1,942	757
Exchange realignment	(355)	84
At 31 December	4,903	3,316

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

31. DEFERRED TAX (Continued)

Deferred tax liabilities

	2022 HK$'000	2021 HK$'000
At 1 January	**92,413**	95,697
Credited to the statement of profit or loss during the year	**(6,885)**	(5,983)
Fair value adjustments of equity investments		
arising at fair value through other comprehensive income	**(51)**	6
Exchange realignment	**(7,457)**	2,693
At 31 December	**78,020**	92,413

Deferred tax assets

	Accumulated losses HK$'000	Impairment of financial and contract assets HK$'000	Total HK$'000
At 1 January 2021	37	2,438	2,475
(Debited)/credited to the statement of profit or loss	(37)	794	757
Exchange realignment	—	84	84
At 31 December 2021	—	3,316	3,316
At 1 January 2022	**—**	**3,316**	**3,316**
Credited to the statement of profit or loss	**—**	**1,942**	**1,942**
Exchange realignment	**—**	**(355)**	**(355)**
At 31 December 2022	**—**	**4,903**	**4,903**

31. DEFERRED TAX (Continued)

Deferred tax liabilities

	Fair value adjustments of equity investments at fair value through other comprehensive income HK$'000	Fair value adjustments from acquisition of subsidiaries* HK$'000	Effect of withholding tax on the distributable profits of the Group's PRC subsidiaries HK$'000	Total HK$'000
At 1 January 2021	46	94,344	1,307	95,697
Credited to the statement of profit or loss	—	(5,983)	—	(5,983)
Fair value adjustments of equity investments at fair value through other comprehensive income	6	—	—	6
Exchange realignment	2	2,691	—	2,693
At 31 December 2021	54	91,052	1,307	92,413
At 1 January 2022	**54**	**91,052**	**1,307**	**92,413**
Credited to the statement of profit or loss	—	**(6,885)**	—	**(6,885)**
Fair value adjustments of equity investments at fair value through other comprehensive income	**(51)**	—	—	**(51)**
Exchange realignment	**(3)**	**(7,454)**	—	**(7,457)**
At 31 December 2022	**—**	**76,713**	**1,307**	**78,020**

*   The fair value adjustments from acquisition of subsidiaries related to the patents, trademarks and customer relationships for the Graphene Products Business, as referred to note 15.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

31. DEFERRED TAX (Continued)

Deferred tax liabilities (Continued)

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. The Group is liable for withholding taxes of 5% on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from 1 January 2008.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders. Deferred tax assets have not been recognised in respect of the following items:

The Group has tax losses arising in Mainland China of RMB36,980,000 (2021: RMB14,422,000) that will expire in one to five years for offsetting against future taxable profits. Deferred tax assets have not been recognised in respect of these losses as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

The Group has tax losses arising in Hong Kong of HK$37,796,000 (2021: HK$40,377,000) for offsetting against future taxable profits indefinitely. Deferred tax assets have not been recognised in respect of these losses and it is uncertain that taxable profits will be available against which the tax losses can be utilised.

The Group has deductible temporary differences of HK$107,914,000 (2021: HK$113,184,000) that will expire for offsetting against future taxable profits. Deferred tax assets have not been recognised in respect of these deductible temporary differences as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

32. SHARE CAPITAL

Ordinary shares

	2022 HK$'000	2021 HK$'000
Issued and fully paid 683,493,072 (2021: 509,116,921) ordinary shares of HK$0.01 each	6,835	5,091

32. SHARE CAPITAL (Continued)

Ordinary shares (Continued)

A summary of movements in the Company's ordinary shares are as follows:

	Number of issued and fully paid ordinary shares	Nominal value of ordinary shares HK$'000	Share premium account HK$'000
As at 1 January 2021	482,290,000	4,823	342,643
Issue of new ordinary shares upon conversion of convertible notes (note a)	26,826,921	268	14,453
Shares granted under share award scheme, out of treasury shares	—	—	5,760
As at 31 December 2021 and 1 January 2022	509,116,921	5,091	362,856
Issue of new ordinary shares upon conversion of convertible notes (note a)	50,553,843	506	35,550
Issue of new ordinary shares upon exercise of share options (note b)	15,822,308	158	14,873
Issue of new ordinary shares by way of ADSs (note c)	108,000,000	1,080	84,833
As at 31 December 2022	683,493,072	6,835	498,112

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

32. SHARE CAPITAL (Continued)

Ordinary shares (Continued)

Notes:

(a) Conversion of convertible notes

On 5 March 2021, convertible notes with principal amount of US$500,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 5,961,538 ordinary shares at a conversion price of HK$0.65 per ordinary share.

On 10 November 2021, convertible notes with principal amount of US$1,750,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 20,865,383 ordinary shares at a conversion price of HK$0.65 per ordinary share.

On 15 February 2022, convertible notes with principal amount of US$200,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 2,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 31 March 2022, convertible notes with principal amount of US$1,500,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 17,884,614 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 29 September 2022, convertible notes with principal amount of US10,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 119,230 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 26 October 2022, convertible notes with principal amount of US30,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 357,692 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 30 December 2022, convertible notes with principal amount of US$2,500,000 (fixed at the exchange rate of HK$7.75:US$1) were converted into 29,807,692 ordinary shares at a conversion price of HK$0.65 per ordinary share.

(b) On 10 May 2022, 11 May 2022, 6 June 2022 and 30 November 2022, the directors exercised their share options under the Company's share option scheme and the Company allotted and issued 4,000,000, 5,961,538, 2,038,462 and 3,822,308 shares, respectively.

(c) Issue of American Depositary Shares ("ADSs")

On 19 August 2022, the Company issued an aggregate 4,695,653 ADSs, representing 93,913,060 issued ordinary shares of the Company. On 26 August 2022, the Company issued an addition of 704,347 ADSs, representing 14,086,940 issued ordinary shares of the Company. On August 2022, those ADSs were listed on the NYSE American.

32. SHARE CAPITAL (Continued)

Preference shares

	2022 **HK$'000**	2021 HK$'000
Issued and fully paid		
323,657,534 (2021:nil) preference shares of HK$0.01 each	**3,236**	—

A summary of movements in the Company's preference shares are as follows:

	Number of issued and fully paid preference shares	**Nominal value of shares** **HK$'000**	**Share premium account** **HK$'000**
As at 1 January 2022	**—**	**—**	**—**
Issue of preference shares in settlement of			
promissory note derecognised (note a)	**323,657,534**	**3,236**	**175,191**
As at 31 December 2022	**323,657,534**	**3,236**	**175,191**

Note:

(a) On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each with a fair value of approximately HK$178,427,000 to the promissory note holder as consideration for full settlement of promissory note derecognised as referred to note 29.

The directors of the Company has discretion to pay any dividend on the preference shares which are non-redeemable and non-convertible. The holders of the preference shares have no participating right to attend the general meetings of the Company.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

32. SHARE CAPITAL (Continued)

Share award scheme

On 21 August 2014, the Company adopted a share award scheme. The specific objectives of the share award scheme are (i) to recognise the contributions by certain employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group.

Subject to any early termination as may be determined by the board of directors of the Company (the "Board") pursuant to the rules of the share award scheme (the "Scheme Rules"), the share award scheme shall be valid and effective for a term of 10 years commencing on 21 August 2014.

The share award scheme shall be subject to the administration of the Company's board of directors (the "Board") and the trustee in accordance with the Scheme Rules and the trust deed as appointed by the Company. The trustee shall hold the trust fund in accordance with the terms of the trust deed.

The board of directors may from time to time cause to be paid the fund to the trust by way of settlement or otherwise contribution by the Company or any subsidiary as directed by the Board which shall constitute part of the trust fund, for the purchase of the Company's shares and other purposes set out in the Scheme Rules and the trust deed. Subject to the Scheme Rules, the Board may from time to time instruct the trustee in writing to purchase the Company's shares. Once purchased, the Company's shares are to be held by the trustee for the benefit of employees under the trust on and subject to the terms and conditions of the share award scheme and the trust deed. On each occasion, when the Board instructs the trustee to purchase the Company's shares, it shall specify the maximum amount of funds to be used and the range of prices at which such shares of the Company are to be purchased. The trustee may not incur more than the maximum amount of funds or purchase any shares of the Company at a price falling outside the range of prices so specified unless with the prior written consent of the Board.

Subject to the provision of the share award scheme, the Board may, from time to time at its absolute discretion, select any eligible person who contributes to the success of the Group's operations ("Eligible Person") other than those excluded for participation in the share award scheme, and grant awarded shares to the selected Eligible Person at no consideration in a number and on terms and conditions as it may determine at its absolute discretion.

Subject to the terms and conditions of the share award scheme and the fulfilment of all vesting conditions to the vesting of the awarded shares on such selected Eligible Person as specified in the share award scheme and the grant notice, the respective awarded shares held by the trustee on behalf of the selected Eligible Person pursuant to the provision hereof shall vest to such selected Eligible Person in accordance with the vesting schedule (if any) as set out in the grant notice, and the trustee shall cause the awarded shares to be transferred to such selected Eligible Person on the vesting date.

32. SHARE CAPITAL (Continued)

Share award scheme (Continued)

Prior to the vesting date, any award made pursuant to the share award scheme shall be personal to the selected Eligible Person to whom it is made and shall not be assignable and no selected Eligible Person shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the awarded shares referable to him/her pursuant to such award.

The Board may at its discretion, with or without further conditions, grant additional shares of the Company or cash award out of the trust fund representing all or part of the income or distributions (including but not limited to cash income or dividends, cash income or net proceeds from sales of non-cash and non-scrip distributions, bonus shares and scrip dividends) declared by the Company or derived from such awarded shares during the period from the date of award to the vesting date to a selected Eligible Person upon the vesting of any awarded shares.

On 28 January 2021, the Board resolved to grant an aggregate of 9,931,275 shares to 10 selected participants (including 5 executive directors and 1 non-executive director of the Company). All of these shares were vested on 28 January 2021.

The fair value of the 9,931,275 shares awarded on the grant date was valued at HK$0.59 each share. The related fair value of the vested shares of HK$99,000 was released from treasury shares and the difference of HK$5,760,000 was credited to share premium.

During the year ended 31 December 2022, the equity-settled share-based compensation under the Scheme of HK$nil (2021: HK$5,859,000) is included in employee benefit expenses.

Subsequent to the end of the reporting period, the Board has resolved to terminate the existing share award scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023.

EIL share award scheme

On 19 January 2021, an indirect wholly owned subsidiary of the Group, Earthasia (International) Limited ("EIL"), adopted the EIL Share Award Scheme.

On 28 January 2021, the Board approved to grant an aggregate number of 100 shares under the EIL Share Award Scheme to two directors of the Company. The fair value of the 100 shares awarded on the grant date was valued at HK$5,208.89 each share.

On 28 January 2021, 100 shares were vested. The related fair value of the vested shares at HK$5,208.89 per share, totalling HK$521,000 was recognised as employee benefit expenses for the year ended 31 December 2021.

During the year ended 31 December 2022, the equity-settled share-based compensation under the EIL share award scheme of HK$nil (2021: HK$521,000) is included in employee benefit expenses.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

32. SHARE CAPITAL (Continued)

Warrants

As at 31 December 2022, the Company had 89,423,076 (2021: 48,228,846) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.65 per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the share warrants during the years ended and at 31 December 2022 and 2021 are as follows:

	Number of ordinary shares to be issued upon exercise of outstanding warrants	Weighted-average exercise Price HK$'000	Weighted-average remaining contractual life in years HK$'000
As at 1 January 2021	—	—	—
Issue of warrants (note a)	48,228,846	0.65	5.0 years
As at 31 December 2021 and 1 January 2022	48,228,846	0.65	4.1 years
Issue of warrants (note a)	41,194,230	0.65	5.0 years
As at 31 December 2022	89,423,076	0.65	3.5 years

Note:

(a) On 19 January 2021 and 10 January 2022, the Company issued at the price of US$1 warrants to the subscriber of convertible notes as referred to note 30, which entitle the warrant holder to subscribe for 48,228,846 and 41,194,240 new ordinary shares of the Company at the exercise price of HK$0.65 per ordinary share, respectively.

33. SHARE OPTION SCHEME

A share option scheme (the "Share Option Scheme") was conditionally approved by the Company on 3 June 2014 for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations and the Share Option Scheme became effective on 25 June 2014. Eligible participants of the Share Option Scheme are the directors, including independent non-executive directors, of the Company and any entity in which the Group holds at least 20% of its shares (the "Invested Entity"), other employees of the Group or the Invested Entity, suppliers of goods or services to the Group or the Invested Entity, the customers of the Group or the Invested Entity, person that provides technological support to the Group or the Invested Entity, shareholders of the Group or the Invested Entity, holders of any securities issued by the Group or the Invested Entity, the advisor or consultant to the Group or the Invested Entity, and any non-controlling shareholder in the Company's subsidiaries.

The maximum number of unexercised share options currently permitted to be granted under the Share Option Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue from time to time. The maximum number of shares issuable under share options to each eligible participant in the scheme within any 12-month period is limited to 1% of the shares of the Company in issue from time to time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors which shall not exceed ten years from the offer date subject to the provisions of early termination thereof.

The exercise price of share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the offer date; (ii) the average of the closing prices of the shares as stated in the stock exchange's daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of the shares on the offer date.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

On 28 January 2021, 25,500,000 share options were granted to and accepted by certain directors and employees under the Share Option Scheme. The exercise price of the options is HK$0.65. These granted share options were fully vested on 28 January 2021 with an exercise period from 28 January 2021 to 27 January 2026. The fair value of these share options at grant date is estimated using a binomial pricing model, taking into account the terms and conditions upon which the options were granted.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

33. SHARE OPTION SCHEME (Continued)

The following share options were outstanding under the Share Option Scheme during the year:

	2022		**2021**	
	Weighted average exercise price HK$ per share	**Number of options**	Weighted average exercise price HK$ per share	Number of options
At 1 January	0.65	25,500,000	—	—
Granted during the year	—	—	0.65	25,500,000
Exercised during the year	0.65	(15,822,308)	—	—
At 31 December	0.65	9,677,692	0.65	25,500,000

On 10 May 2022, 11 May 2022, 6 June 2022 and 30 Nov 2022, the directors exercised their share options under the Company's share option scheme, the Company allotted and issued 4,000,000, 5,961,538, 2,038,462 and 3,822,308 shares, respectively.

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

Number of options	Exercise price* HK$ per share	Exercise period
9,677,692 (2021: 25,500,000)	0.65	28 January 2021 to 27 January 2026

*   The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

33. **SHARE OPTION SCHEME** (Continued)

The fair value of equity-settled share options granted during the year ended 31 December 2021 was estimated on the date of grant using a binomial model, taking into account the terms and conditions upon the options were granted. The following table lists out the inputs to the model used:

Share price	HK$0.59
Exercise price	HK$0.65
Dividend yield (%)	—
Expected volatility (%)	73.28
Risk-free interest rate (%)	0.73

The fair value of the share options granted on the date of grant was HK$7,687,000, of which the Group recognised share option expense of HK$7,687,000 during the year ended 31 December 2021. No share option was granted during the year ended 31 December 2022.

As at 31 December 2022, the Company had 9,677,692 (2021: 25,500,000) share options outstanding under the Share Option Scheme.

Subsequent to the end of the reporting period, the Board has resolved to terminate the existing share option scheme on 9 January 2023 and adopt the 2023 Share Award Scheme with effective from 6 February 2023. Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023.

34. **EMPLOYEE RETIREMENT BENEFITS**

The Group operates a Mandatory Provident Fund Scheme ("the MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately.

The employees of the Group's subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the government of the PRC. The subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. Under the state-managed retirement benefit scheme, the contributions once made by the employer will vest fully with the employees, and no forfeiture could be made by the Group. Accordingly, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme in future years.

The total expense recognised in profit or loss of HK$14,554,000 (2021: HK$19,695,000) represented contributions payable to these plans by the Group at rates specified in the rules of the plans. The Group has no other material obligations for payments of retirement and other post-etirement benefits of employees other than the contributions described above.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

35. OTHER RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 108 to 109 of the financial statements.

Reserve fund

In accordance with the PRC Company Law and the PRC subsidiaries' articles of association, each of the subsidiaries registered in the PRC as a domestic company is required to appropriate 10% of its annual statutory net profit as determined under PRC Generally Accepted Accounting Principles (after offsetting any prior years' losses) to the statutory surplus reserve. When the balance of this reserve fund reaches 50% of the entity's capital, any further appropriation is optional. The statutory reserve can be utilised to offset prior years' losses or to increase capital. However, the balance of the statutory surplus reserve must be maintained at a minimum of 25% of the capital after these usages.

36. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group's subsidiaries that has material non-controlling interests are set out below:

	2022	2021
Percentage of equity interest held by non-controlling interests		
Wenlvge	**49%**	49%
Thai Gallery HK and its subsidiaries ("Thai Gallery")	**49%**	49%

	2022	2021
	HK$'000	HK$'000
Loss for the year allocated to non-controlling interests:		
Wenlvge	**—**	—
Thai Gallery	**174**	2,852
Accumulated balance of non-controlling interests at the reporting date:		
Wenlvge	**(4,411)**	(4,819)
Thai Gallery	**(6,371)**	(1,588)

36. PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING   INTERESTS

(Continued)

Wenlvge has ceased its operations since April 2019 and has been dormant during the years ended 31 December 2022 and 2021.

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	2022	
	Wenlvge HK$'000	Thai Gallery HK$'000
Revenue and other income	—	14,641
Total expenses	—	(4,791)
Profit for the year	—	9,850
Other comprehensive income for the year	—	(557)
Total comprehensive income for the year	—	9,293
Current assets	36	7,730
Non-current assets	—	190
Current liabilities	(7,666)	(11,367)
Non-current liabilities	—	(60)
Net cash flows used in operating activities	—	(2,817)
Net cash flows used in investing activities	—	(93)
Net cash flows used in financing activities	—	(625)
Net decrease in cash and cash equivalents	—	(3,535)

	2021	
	Wenlvge HK$'000	Thai Gallery HK$'000
Revenue and other income	—	18,326
Total expenses	—	(12,506)
Profit for the year	—	5,820
Other comprehensive income for the year	—	922
Total comprehensive income for the year	—	6,742
Current assets	40	18,830
Non-current assets	—	83
Current liabilities	(8,614)	(22,154)
Non-current liabilities	(1,261)	—
Net cash flows used in operating activities	—	(861)
Net cash flows from investing activities	—	37
Net cash flows used in financing activities	—	(655)
Net decrease in cash and cash equivalents	—	(1,479)

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

37. NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	2022			
	Interest-bearing borrowings, promissory note and convertible notes HK$'000	Interest payables and deposit received for convertible notes HK$'000	Amounts due to non-controlling interests HK$'000	Lease liabilities HK$'000
At 1 January 2022	469,759	69,343	—	61,150
Changes from financing cash flows:				
- Repayment of corporate bonds	(43,728)	—	—	—
- Proceeds from other borrowings	19,782	—	—	—
- Loan from joint ventures	4,588	—	—	—
- Proceeds from bank borrowings	11,774	—	—	—
- Repayment of other borrowings	(13,307)	—	—	—
- Repayment of loan to joint ventures	(8,465)	—	—	—
- Repayment of bank borrowings	(5,819)	—	—	—
- Dividend paid to non-controlling interest	—	—	(3,105)	—
- Repayment of lease liabilities	—	—	—	(8,247)
- Interest paid	—	(19,245)	—	(4,035)
- Proceeds from issue of convertible note	6,587	—	—	—
Additions of lease liabilities	—	—	—	8,479
Lease modification	—	—	—	(33,819)
Lease termination	—	—	—	(293)
Conversion of convertible note to ordinary shares	(25,879)	—	—	—
Waiver of interest on other borrowings	—	(392)	—	—
Waiver of interest on convertible notes	—	(4,765)	—	—
Conversion of promissory note to preference shares	(182,100)	—	—	—
Dividends declared by partially owned subsidiaries	—	—	4,616	—
Reclassification of deposit received for convertible notes issued	46,965	(46,965)	—	—
Conversion rights of convertible notes and warrants	(12,516)	—	—	—
Non-cash movement (note)	(3,875)	—	—	—
Exchange realignment	(1,344)	(658)	—	(3,476)
Interest expenses	22,585	18,789	—	4,035
At 31 December 2022	285,007	16,107	1,511	23,794

Note:

During the year ended 31 December 2022, other borrowings from a third party amounted to approximately HK$3,875,000 (2021: HK$nil) were novated and transferred to two directors of the Company based on two deeds of novation dated 3 May 2022 entered into between the third party, the Company and two directors of the Company and on 10 May 2022, these two directors of the Company applied to set off all these other borrowings amounted to HK$3,875,000 as settlement for part of the considerations for the new ordinary shares issued to them upon the exercise of their share options on 10 May 2022.

37. NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

Changes in liabilities arising from financing activities (Continued)

	2021			
	Interest-bearing borrowings, promissory note and convertible notes HK$'000	Interest payables and deposit received for convertible notes HK$'000	Amounts due to non-controlling interests HK$'000	Lease liabilities HK$'000
At 1 January 2021	546,649	12,034	—	73,379
Changes from financing cash flows:				
- Proceeds from issue of corporate bonds	8,000	—	—	—
- Repayment of corporate bonds	(80,900)	—	—	—
- Corporate bonds issue expenses	(560)	—	—	—
- Proceeds from issue of convertible notes	62,698	—	—	—
- Deposit received for convertible notes	—	46,965	—	—
- Repayment of lease liabilities	—	—	—	(11,280)
- Interest paid	—	(11,804)	—	(5,594)
- Proceeds from bank borrowings	6,021	—	—	—
- Proceeds from other borrowings	7,460	—	—	—
- Repayment of other borrowings	(5,957)	—	—	—
- Loan from joint ventures	680	—	—	—
- Repayment of loan to joint venture	(7,793)	—	—	—
- Dividend paid to non-controlling interest	—	—	(6,743)	—
Gain on extension of promissory note	(51,435)	—	—	—
Additions of lease liabilities	—	—	—	275
Lease termination	—	—	—	(3,468)
Conversion of convertible note to ordinary shares	(8,728)	—	—	—
Waiver of other borrowings	(245)	—	—	—
Waiver of interest on convertible notes	—	(1,785)	—	—
Dividends declared by partially owned subsidiaries	—	—	6,743	—
Conversion rights of convertible notes and warrants	(36,603)	—	—	—
Exchange realignment	276	13	—	2,244
Interest expenses	30,196	23,920	—	5,594
At 31 December 2021	469,759	69,343	—	61,150

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

38. COMMITMENTS

Operating lease commitments - as lessee

At 31 December 2022 and 2021, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2022 HK$'000	2021 HK$'000
Within one year	419	196

Capital commitments

At 31 December 2022 and 2021, the Group had the following capital commitments at the end of the reporting period:

	2022 HK$'000	2021 HK$'000
Contracted, but not provided for:		
Acquisition of property, plant and equipment	7,523	-

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company's intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the "Project"). The Company intends to carry out the Project in two phases, with the first phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high- purity spherical graphite by the second quarter of 2023 and the second phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high- purity spherical graphite and 10,000 metric tons of battery anode materials by 2024. It is estimated that the Company's total investment in the first phase of the Project will be not less than RMB200 million. The Company intends to fund the first phase of the Project by the Group's internal resources and/or bank borrowings and/or future fund-raising exercise.

Save as disclosed, the Group had no other material capital commitment as at 31 December 2022 and 2021.

39. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in the financial statements, the Group had the following transactions with related parties during the year:

	Notes	2022 HK$'000	2021 HK$'000
Contract revenue from Pubang	(i)	174	507
Lease payment to directors	(ii)		
Chan Yick Yan Andross		452	468
Tian Ming		—	206
Loans to			
Teddy	(iii)	291	—
Dalian Trading	(iv)	—	3,779
EA Trading	(v)	3,326	—
上海奕桂品牌管理有限公司	(vi)	13,480	12,343
Repayment of loans from			
Dalian Trading	(iv)	—	3,574
EA Trading	(v)	2,673	—
上海奕桂品牌管理有限公司	(vi)	11,490	11,416
Interest income from			
Teddy	(iii)	228	200
Dalian Trading	(iv)	22	49
EA Trading	(v)	40	6
上海奕桂品牌管理有限公司	(vi)	947	223
Loans from			
EA Trading	(vii)	4,588	680
Repayment of loans to			
EA Trading	(vii)	4,683	7,191
上海奕桂品牌管理有限公司	(viii)	3,782	602
Interest expenses to			
EA Trading	(vii)	225	59
上海奕桂品牌管理有限公司	(viii)	—	341
Repayment of other borrowings by			
Lau Hing Tat Patrick	(ix)	2,600	—
Chan Yick Yan Andross	(ix)	1,275	—

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

39. RELATED PARTY TRANSACTIONS (Continued)

(a) (Continued)

Notes:

(i) The Company's subsidiary, Earthasia (Shanghai) Co., Ltd., entered into a framework sale agreement dated 30 July 2014 with Pubang, pursuant to which the Group has agreed that (a) Pubang (or any of its subsidiaries) may (i) subcontract to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) all or part of its landscape projects that require landscape architecture services; and (ii) refer to Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) clients which require landscape architecture services; and (b) Earthasia (Shanghai) Co., Ltd. (or any of its subsidiaries) may (i) subcontract to Pubang (or any of its subsidiaries)   all or part of its landscape projects that are not related to landscape architecture (including but not limited to landscape construction, landscape maintenance and garden nursery); and (ii) refer to Pubang (or any of its subsidiaries) clients which require landscape services that are not related to landscape architecture. On 17 December 2019, Earthasia (Shanghai) and Pubang entered into a renewed cooperation agreement. The Group's contract revenue derived from Pubang for the year ended 31 December 2022 amounted to HK$174,000 (2021: HK$507,000). The Group's subcontracting and referral fees to Pubang for the years ended 31 December 2022 and 2021 were HK$nil.

Related party transactions with Pubang also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(ii) The Group entered into lease agreements with directors, Mr. Andross Chan (2021: Mr. Andross Chan and Mr. Ming Tian) to lease certain properties. The rents have been agreed mutually between the Group and these directors.

(iii) On 20 November 2018, the Group entered into a loan agreement of RMB2,500,000 with Teddy, an associate of the Group, to support its business operation with one year term which was unsecured and bore interest at 8% per annum. The outstanding balance of the loan was HK$2,918,000 as at 31 December 2022 (2021: HK$2,882,000). The outstanding net balance of the loan was HK$280,000 (2021:HK$2,882,000) as at 31 December 2022. An impairment of HK$2,602,000 (2021:HK$ nil) was made during the year ended 31 December 2022.

(iv) The Group entered into the loan agreements with Dalian Trading during 2021, and the total principals amounted to RMB3,180,000 at 1.2% interest rate per annum. The outstanding balance was HK$190,000 (2021: HK$208,000) as at 31 December 2022.

(v) The Group granted a revolving loan in aggregate of HK$54,000,000 to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. During the year ended 31 December 2022, the Group granted a loan of HK$3,326,000 to EA Trading and the outstanding balance was HK$967,000 as at 31 December 2022.

39. RELATED PARTY TRANSACTIONS (Continued)

(a) (Continued)

Notes: (Continued)

(vi) The Group granted a short-term loan in aggregate of RMB16,913,000 (2021: RMB10,250,000) to 上海奕桂品牌管理有限公司, a joint venture of the Group during the year. The interest rate was 12% (2021: 12%) per annum. The outstanding balance of the loan was RMB8,630,000 (2021: RMB1,920,000) as at 31 December 2022.

(vii) EA Trading, a joint venture of the Group granted a revolving loan in aggregate of HK$7,600,000 to the Group for the period from 11 June 2020 to 31 December 2021, which was unsecured and bore interest at 12% per annum. The revolving loan at all times with a balance did not exceed HK$10,000,000. The outstanding balance of the loan was HK$nil (2021: HK$95,000) as at 31 December 2022.

(viii) 上海奕桂品牌管理有限公司, a joint venture of the Group granted a six month term loan in aggregate of HK$4,209,000 at interest rate of 8% per annum to the Group in 2020. The repayment date was extended from 30 April 2021 to 31 December 2021.

(ix) During the year ended 31 December 2022, other borrowings from a third party amounted to approximately HK$3,875,000 (2021: HK$nil) were novated and transferred to two directors of the Company based on two deeds of novation dated 3 May 2022 entered into between the third party, the Company and two directors of the Company and on 10 May 2022, these two directors of the Company applied to set off all these other borrowings amounted to HK$3,875,000 as settlement for part of the considerations for the new ordinary shares issued to them upon the exercise of their share options on 10 May 2022.

(b) Outstanding balances with related parties:

(i) Details of the Group's trading balances with the Company's shareholder, Pubang, are included in note 23 to the financial statements.

(ii) Details of the Group's loan to an associate is included in note 21 to the financial statements.

(iii) Included in the Group's deposits and other receivables were an amount due from joint ventures of HK$718,000 (2021: HK$220,000) and an associate of HK$232,000 (2021: HK$744,000), which have no fixed terms of repayment and are interest-free and unsecured.

(iv) Included in the Group's deposits and other receivables was an amount due from Pubang of HK$nil (2021: HK$18,000), which was interest-free, unsecured and had no fixed terms of repayment.

(v) Included in the Group's other payables and accruals were amounts due to directors, Mr. Qiu Bin of HK$262,000 and Mr. Yang Liu of HK$nil (2021: Mr. Qiu Bin of HK$553,000 and Mr. Yang Liu of HK$247,000) which were interest free, unsecured and repayable on demand.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

39. RELATED PARTY TRANSACTIONS (Continued)

(c) Compensation of key management personnel of the Group:

	2022 HK$'000	2021 HK$'000
Salaries, allowances and benefits in kind	12,385	13,571
Pension scheme contributions	239	173
Equity-settled share-based payment expense	—	8,970
Total compensation paid to key management personnel	12,624	22,714

Further details of directors' and the chief executive's emoluments are included in note 8 to the financial statements.

40. REMUNERATION OF SENIOR MANAGEMENT

Remuneration of the senior management of the Group is as follows:

	2022 HK$'000	2021 HK$'000
Salaries, allowances and benefits in kind	3,373	1,080
Pension scheme contributions	140	65
Total compensation paid to senior management personnel	3,513	1,145

Remunerations of the senior management of the Group are within the following bands:

	Number of employees 2022	2021
Nil to HK$1,000,000	—	2
HK$1,000,001 to HK$1,500,000	1	—
HK$1,500,001 to HK$2,000,000	—	—
HK$2,000,001 to HK$2,500,000	1	—
	2	2

41. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

2022

Financial assets

	Financial assets at fair value through profit or loss designated as such upon initial recognition HK$'000	Financial assets at amortised cost HK$'000	Financial assets at fair value through other comprehensive income HK$'000	Total HK$'000
Equity investments at fair value through other comprehensive income	—	—	94	94
Trade and bills receivables	—	103,019	—	103,019
Financial assets included in prepayments, other receivables and other assets	—	18,170	—	18,170
Financial assets at fair value through profit or loss	31	—	—	31
Cash and bank balances	—	31,470	—	31,470
	31	152,659	94	152,784

Financial liabilities

	Financial liabilities at amortised cost HK$'000
Trade payables	13,398
Financial liabilities included in other payables and accruals	51,795
Interest-bearing borrowings	141,950
Promissory note	90,074
Lease liabilities	23,794
Convertible notes	52,983
	373,994

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

41. FINANCIAL INSTRUMENTS BY CATEGORY (Continued)

2021

Financial assets

	Financial assets at fair value through profit or loss designated as such upon initial recognition HK$'000	Financial assets at amortised cost HK$'000	Financial assets at fair value through other comprehensive income HK$'000	Total HK$'000
Equity investments at fair value through other comprehensive income	—	—	1,312	1,312
Trade and bills receivables	—	123,520	—	123,520
Financial assets included in prepayments, other receivables and other assets	—	18,312	—	18,312
Cash and bank balances	—	30,240	—	30,240
Pledged bank deposit	—	1,223	—	1,223
	—	173,295	1,312	174,607

Financial liabilities

	Financial liabilities at amortised cost HK$'000
Trade payables	8,875
Financial liabilities included in other payables and accruals	102,192
Interest-bearing borrowings	181,453
Promissory note	264,681
Lease liabilities	61,150
Convertible notes	23,625
Consideration payable*	86,500
	728,476

* During the year ended 31 December 2022, the Group settled the outstanding consideration payable of HK$86,500,000 in relation to acquisition of 100% interests in Think High Global Limited and its subsidiaries completed in previous years.

42. **FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS**

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values	
	2022	2021	**2022**	2021
	HK$'000	HK$'000	**HK$'000**	HK$'000
Financial assets				
Equity investments designated at fair value through other comprehensive income	**94**	1,312	**94**	1,312
Financial assets at fair value through profit or loss	**31**	—	**31**	—
	125	1,312	**125**	1,312

Management has assessed that the fair values of cash and bank balances, trade and bills receivables, trade payables, financial assets included in prepayments, other receivables and other assets, financial liabilities included in other payables and accruals, interest-bearing borrowings other than finance lease payables, approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The Group's finance department headed by the finance manager is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer. The valuation process and results are discussed with the audit committee twice a year for interim and annual financial reporting.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

42. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair value of interest-bearing borrowings has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market- based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation ("EV/EBITDA") multiple and price to earnings ("P/E") multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company- specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value.

The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

Below is a summary of significant unobservable inputs to the valuation of unlisted equity investments together with a quantitative sensitivity analysis as at 31 December 2022 and 2021:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Average P/E multiple of peers	2022: 1.00 - 2.45 (2021: 0.78 to 2.65)	1% increase/(decrease) in multiple would have no material impact on the fair value
		Discount for lack of marketability	2022: 20% (2021: 20%)	1% increase/(decrease) in discount would have no material impact on the fair value

42. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value:

As at 31 December 2022

	Fair value measurement using			
	Quoted prices in active markets (Level 1) HK$'000	Significant observable inputs (Level 2) HK$'000	Significant unobservable inputs (Level 3) HK$'000	Total HK$'000
Equity investments designated at fair value through other comprehensive income	—	—	94	94
Financial assets at fair value through profit or loss	31	—	—	31
	31	—	94	125

As at 31 December 2021

	Fair value measurement using			
	Quoted prices in active markets (Level 1) HK$'000	Significant observable inputs (Level 2) HK$'000	Significant unobservable inputs (Level 3) HK$'000	Total HK$'000
Equity investments designated at fair value through other comprehensive income	—	—	1,312	1,312
	—	—	1,312	1,312

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

42. **FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS** (Continued)

Fair value hierarchy (Continued)

The movements in fair value measurements within Level 3 during the year are as follows:

	2022 HK$'000	2021 HK$'000
Equity investments at fair value through other comprehensive income		
At 1 January	1,312	1,235
Total (losses)/gains recognised in other comprehensive income	(1,151)	41
Exchange realignment	(67)	36
At 31 December	94	1,312

43. **FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES**

The Group's principal financial instruments consist mainly of equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss, cash and bank balances, dividends payable, lease liabilities, promissory note, contingent liabilities and interest-bearing borrowings. The main purpose of these financial instruments was to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade and bills receivables, other receivables, trade payables and other payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group does not have any written risk management policies and guidelines. Generally, the Group introduces conservative strategies on its risk management. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below:

Interest rate risk

Since the interest-bearing borrowings have fixed interest rates, there was no significant interest rate risk as at the end of the reporting period.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from financial instruments such as trade   and bills receivables and cash and bank balances by operating units in currencies other than the units' functional currencies.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the RMB, USD or EUR exchange rate, with all other variables held constant, of the Group's loss before tax.

	2022	
	Increase/ (decrease) in RMB and USD rate %	Increase/ (decrease) in loss before tax HK$'000
If the Hong Kong dollar weakens against the RMB	5	6,957
If the Hong Kong dollar strengthens against the RMB	(5)	(6,957)
If the RMB weakens against the USD	5	23
If the RMB strengthens against the USD	(5)	(23)
If the Hong Kong dollar weakens against the USD	5	404
If the Hong Kong dollar strengthens against the USD	(5)	(404)

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Foreign currency risk (Continued)

	2021	
	Increase/ (decrease) in RMB and USD rate %	Increase/ (decrease) in loss before tax HK$'000
If the Hong Kong dollar weakens against the RMB	5	324
If the Hong Kong dollar strengthens against the RMB	(5)	(324)
If the RMB weakens against the USD	5	(1,359)
If the RMB strengthens against the USD	(5)	1,359
If the Hong Kong dollar weakens against the USD	5	178
If the Hong Kong dollar strengthens against the USD	(5)	(178)

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

Maximum exposure and year-end staging

The table below shows the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification at the end of the reporting period. For listed debt investments, the Group also monitors them by using external credit ratings. The amounts presented are net carrying amounts after provision for ECLs for financial assets.

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Credit risk (Continued)

Maximum exposure and year-end staging as at 31 December 2022

	12-month ECLs	Lifetime ECLs			
	Stage 1 HK$'000	Stage 2 HK$'000	Stage 3 HK$'000	Simplified approach HK$'000	HK$'000
Contract assets*	—	—	—	30,634	30,634
Trade receivables*	—	—	—	103,019	103,019
Financial assets included in prepayments, other receivables and other assets					
– Normal**	18,170	—	—	—	18,170
– Doubtful**	—	—	—	—	—
Cash and cash equivalents	31,470	—	—	—	31,470
	49,640	—	—	133,653	183,293

Maximum exposure and year-end staging as at 31 December 2021

	12-month ECLs	Lifetime ECLs			
	Stage 1 HK$'000	Stage 2 HK$'000	Stage 3 HK$'000	Simplified approach HK$'000	HK$'000
Contract assets*	—	—	—	43,870	43,870
Trade receivables*	—	—	—	123,520	123,520
Financial assets included in prepayments, other receivables and other assets					
– Normal**	18,312	—	—	—	18,312
– Doubtful**	—	—	—	—	—
Pledged bank deposits	1,223	—	—	—	1,223
Cash and cash equivalents	30,240	—	—	—	30,240
	49,775	—	—	167,390	217,165

* For trade receivables and contract assets to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in notes 20 and 23 to the financial statements, respectively.

** The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Credit risk (Continued)

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, 6.65% and 24.01% of the total trade receivables was due from the Group's largest customers and the five largest customers respectively.

The Group performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful debts is based upon a review of the expected collectability of all trade and bills receivables.

Further quantitative data in respect of the Group's exposure to credit risk arising from receivables are disclosed in notes 20 and 21 to the financial statements.

Liquidity risk

The Group monitors its exposure to liquidity risk by monitoring the current ratio, which is calculated by comparing the current assets with the current liabilities.

The tables below summarise the maturity profile of the Group's financial liabilities at the end of each reporting period based on contractual undiscounted payments.

Group

	31 December 2022					
	On demand HK$'000	Less than 3 months HK$'000	3 to 12 months HK$'000	1 to 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
Trade payables	13,398	—	—	—	—	13,398
Other payables and accruals	51,795	—	—	—	—	51,795
Interest-bearing borrowings	110,283	9,930	12,330	14,481	—	147,024
Promissory note	—	—	2,236	119,301	—	121,537
Lease liabilities	—	1,760	4,643	11,585	12,534	30,522
Convertible notes	—	894	26,046	42,062	—	69,002
	175,476	12,584	45,255	187,429	12,534	433,278

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Liquidity risk (Continued)

	On demand HK$'000	Less than 3 months HK$'000	3 to 12 months HK$'000	1 to 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
			31 December 2021			
Trade payables	8,875	—	—	—	—	8,875
Other payables and accruals	102,192	—	—	—	—	102,192
Interest-bearing borrowings	83,692	59,357	32,697	11,730	—	187,476
Promissory note	—	—	6,962	373,122	—	380,084
Lease liabilities	—	3,853	9,085	30,262	54,550	97,750
Consideration payable	—	—	—	86,500	—	86,500
Convertible notes	—	614	1,876	46,533	—	49,023
	194,759	63,824	50,620	548,147	54,550	911,900

Capital management

The primary objectives of the Group's capital management are to ensure that it maintains a strong credit profile and healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2022 and 2021.

The Group monitors capital using a gearing ratio, which is interest-bearing borrowings representing the total debt divided by the total equity.

The gearing ratios as at the end of the reporting periods were as follows:

	2022 HK$'000	2021 HK$'000
Interest-bearing borrowings (note 28)	141,950	181,453
Convertible notes (note 30)	52,983	23,625
Promissory note (note 29)	90,074	264,681
	285,007	469,759
Total equity	369,842	191,012
Gearing ratio	77%	246%

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

44. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2022 HK$'000	2021 HK$'000
NON-CURRENT ASSETS		
Investments in subsidiaries	10,594	10,975
CURRENT ASSETS		
Prepayments, other receivables and other assets	3,149	807
Amounts due from subsidiaries	659,006	671,986
Cash and bank balances	3,758	2,178
Total current assets	665,913	674,971
CURRENT LIABILITIES		
Other payables and accruals	27,824	75,437
Interest-bearing borrowings	112,867	157,587
Amount due to a subsidiary	1,736	4,531
Convertible notes	16,585	—
Total current liabilities	159,012	237,555
NET CURRENT ASSETS	506,901	437,416
TOTAL ASSETS LESS CURRENT LIABILITIES	517,495	448,391
NON-CURRENT LIABILITIES		
Interest-bearing borrowings	13,500	11,577
Promissory note	90,074	264,681
Convertible notes	36,398	23,625
Total non-current liabilities	139,972	299,883
NET ASSETS	377,523	148,508
EQUITY		
Share capital – ordinary shares	6,835	5,091
– preference shares	3,236	—
Other reserves (note)	367,452	143,417
TOTAL EQUITY	377,523	148,508

44. STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

Note:

A summary of the Company's other reserves is as follows:

	Share premium account HK$'000	Share-based payment reserve HK$'000	Conversion rights of convertible notes HK$'000 (note 30)	Warrant reserve HK$'000 (note 30)	Capital reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2021	342,643	—	—	—	5,854	(235,004)	113,493
Total comprehensive loss for the year	—	—	—	—	—	(28,586)	(28,586)
Issue of convertible notes and warrants	—	—	21,407	15,196	—	—	36,603
Issue of ordinary shares upon conversion of convertible notes	14,453	—	(5,993)	—	—	—	8,460
Shares granted under share award scheme	5,760	—	—	—	—	—	5,760
Equity-settled share-based transactions	—	7,687	—	—	—	—	7,687
At 31 December 2021 and 1 January 2022	362,856	7,687	15,414	15,196	5,854	(263,590)	143,417
Total comprehensive loss for the year	—	—	—	—	—	(84,004)	(84,004)
Issue of ordinary shares	84,833	—	—	—	—	—	84,833
Issue of convertible notes and warrants	—	—	7,769	4,747	—	—	12,516
Issue of ordinary shares upon conversion of convertible notes	35,550	—	(10,177)	—	—	—	25,373
Issue of ordinary shares upon exercise of share options	14,873	(4,747)	—	—	—	—	10,126
Issue of preference shares	175,191	—	—	—	—	—	175,191
At 31 December 2022	673,303	2,940	13,006	19,943	5,854	(347,594)	367,452

The Company's capital reserve represents the difference between the then share of net assets of EAI acquired over the par value of shares issued by the Company in consideration and in exchange for the entire share capital of EAI.

NOTES TO THE FINANCIAL STATEMENTS

For the Year ended 31 December 2022

45. PROFIT GUARANTEEES IN RELATION TO ACQUISITIONS

Think High Global Limited

On 7 August 2019, the Group completed the acquisition of 100% of issued share capital of Think High Global Limited, from an independent third party, at a consideration of approximately HK$692,000,000. Pursuant to the acquisition agreement and supplemental agreements thereto, the vendor guaranteed to the Group that the audited consolidated profits after tax of Think High Global Limited and its subsidiaries for the period ended 6 August 2022 as follows:

Guaranteed period	Guaranteed profit
For the period from 7 August 2019 to 31 December 2019	HK$14,095,000
For the year ended 31 December 2020	HK$35,000,000
For the year ended 31 December 2021	HK$35,000,000
For the period from 1 January 2022 to 6 August 2022	HK$20,905,000

Based on the audited results available to the Company, the consolidated net profits after tax of Think High Global Limited and its subsidiaries for the period from 7 August 2019 to 31 December 2019 and the years ended 31 December 2020, 31 December 2021 and the period from 1 January 2022 to 6 August 2022 were approximately HK$20,838,000, HK$35,417,000, HK$38,000,000 and HK$53,976,000, respectively, which fulfilled to meet the profit guarantee to the Group. Accordingly, the fair value of the profit guarantee receivable was estimated to be zero.

46. LEGAL PROCEEDINGS

On 1 December 2017, the Group completed the acquisition of 51% equity interest in Wenlvge from independent third party vendors at a consideration of RMB10,200,000. Pursuant to the acquisition agreement, the aforesaid vendors jointly and severally guaranteed to the Group that the audited net profit after tax of Wenlvge for each of the three financial years ending 31 December 2018, 31 December 2019 and 31 December 2020 shall not be less than RMB2,570,000.

According to the auditor's report of Wenlvge dated 28 February 2019, the audited net loss of Wenlvge for the   year ended 31 December 2018 was approximately RMB4.1 million and therefore Wenlvge failed to meet the profit guarantee of RMB2,570,000 which was guaranteed by the vendors to the Group. Since April 2019, Wenlvge has ceased its operations. Pursuant to the agreement, the vendors were obliged to make the compensation of RMB26.3 million to the Group within 10 working days after the issuance of auditor's report.

However, the Group has not received any compensation from the vendors despite repeated requests. In May 2019, the Group filed a claim of approximately RMB26.3 million against the vendors at the Shanghai International Arbitration Center. The arbitration hearing was conducted in September 2019 and it was held that the Vendors were jointly and severally liable for making a compensation to the Group in the total amount of approximately RMB21.66 million. The aforesaid arbitration result was final and conclusive. The Vendors should fulfill the payment obligation within 15 days from the arbitration results.

46. LEGAL PROCEEDINGS (Continued)

Despite the arbitration results which were made in favour of the Group, the Company was still not able to enforce the payment from the vendors because the Company was informed by the court that the vendors did not possess any personal properties. In August 2020, the Company further filed an investigation order to the court against certain vendors who had deliberately transferred out of their properties in avoidance of their payment obligations. In January 2021, the court accepted the case and it is under review.

In the end of 2021, the court held that the vendors deliberately transferred assets in order to avoid payment obligations. By the end of 2022, the Group has successfully recovered an aggregate of approximately RMB3.35 million (2021: RMB1.35 million) from three of the vendors. However, the Group was still unlikely to recover the remaining compensation of RMB21.66 million based on the vendors' financial status.

47. FINANCIAL GUARANTEE

During the year ended 31 December 2021, the Company has provided guarantee of repayment in respect of facilities of bank borrowings of a subsidiary amounting to HK$36,693,000 (equivalent to RMB30,000,000), of which HK$6,145,000 (equivalent to RMB5,000,000) was utilised and outstanding as at 31 December 2021. The guarantee of repayment was lapsed during the year ended 31 December 2022. In the opinion of the directors of the Company, the estimate fair value of the financial guarantee at 31 December 2021 was insignificant and accordingly, it was not recognised in the Company's financial statements for the year ended 31 December 2021.

At 31 December 2022, there was no such similar financial guarantee proceed by the Company.

48. EVENTS AFTER THE REPORTING PERIOD

(a) On 13 February 2023, the Company entered into a memorandum of understanding with two independent third parties in relation to the intention to purchase no more than 25.991% equity interest in a company established in the PRC with limited liability. Further details are set out in the Group's announcement dated 13 February 2023.

(b) Subsequent to 31 December 2022, a holder of convertible notes with principal value of US$2,800,000 (equivalent to HK$ 21,700,000 at the fixed exchange rate of HK$7.75 : US$1) served a notice requesting the Company to convert those convertible notes into 33,384,615 ordinary shares of the Company.

(c) Subsequent to 31 December 2022, certain holders of corporate bonds with aggregate principal value of HK$10,000,000 have agreed in writing to extend the maturities of the relevant bonds to February 2025.

49. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

50. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 30 March 2023.

FIVE-YEAR FINANCIAL SUMMARY

	2022 HK$'000	2021 HK$'000	2020 HK$'000	2019 HK$'000	2018 HK$'000
			Year ended December 31		
Revenue	341,241	391,035	388,852	313,941	197,311
Cost of sales	(221,279)	(242,690)	(231,834)	(167,582)	(83,159)
Gross Profit	119,962	148,345	157,018	146,359	114,152
Other income and gains	33,686	72,478	12,335	12,023	16,289
Selling and marketing expenses	(5,375)	(10,159)	(13,823)	(27,433)	(33,272)
Administrative expenses	(155,546)	(187,304)	(156,869)	(142,250)	(100,850)
Impairment on financial and contract assets, net	(19,040)	(11,342)	(22,975)	(6,617)	(14,104)
Finance costs	(45,409)	(59,710)	(51,565)	(27,419)	(9,028)
Other expenses	—	(1,726)	(26,485)	(18,393)	(20,587)
Share of loss of joint ventures	—	—	(114)	—	(3)
Share of loss of associates	(249)	(356)	(419)	(1,072)	(1,684)
Loss before tax	(71,971)	(49,774)	(102,897)	(64,802)	(49,087)
Income tax credit/(expense)	2,321	(1,253)	6,905	(602)	2,104
Loss for the year	(69,650)	(51,027)	(95,992)	(65,404)	(46,983)
Attributable to:					
Owners of the Company	(69,663)	(53,546)	(91,696)	(57,082)	(36,039)
Non-controlling interests	13	2,519	(4,296)	(8,322)	(10,944)
Other comprehensive income	(59,923)	20,854	42,693	(5,442)	(3,494)
Total comprehensive loss for the year	(129,573)	(30,173)	(53,299)	(70,846)	(50,477)
Attributable to:					
Owners of the Company	(129,741)	(33,088)	(49,174)	(62,742)	(39,463)
Non-controlling interests	168	2,915	(4,125)	(8,104)	(11,014)
ASSETS AND LIABILITIES					
Non-current assets	659,557	790,417	841,733	868,973	119,553
Current assets	235,119	306,488	262,506	282,558	194,614
Total assets	894,676	1,096,905	1,104,239	1,151,531	314,167
Non-current liabilities	236,640	532,028	618,769	677,386	50,180
Current liabilities	288,194	373,865	316,940	252,998	163,570
Total liabilities	524,834	905,893	935,709	930,384	213,750
Net assets	369,842	191,012	168,530	221,147	100,417
Total equity attributable to owners of the Company	380,584	197,306	171,517	220,691	91,639

 

Graphex Group Limited

11/F COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
www.graphexgroup.com

Tel : 852 - 2559 9438   Fax : 852 - 2559 9841
email : info@graphexgroup.com



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